SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 5th, 2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

           (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

           (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

           (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Annual Report
31.12.2005

Ducati Group

Report on the operations of the Ducati Group

Summary of Ducati Group results

For the reasons described in the explanatory notes, the consolidated financial statements as of 31 December 2005 have been prepared for the first time in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

Up to and including the year ended 31 December 2004, the consolidated financial statements of the Ducati Group were prepared in accordance with the principles required by Italian statutory regulations, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accountancy Board) or, in the absence thereof, by the International Accounting Standards Board (“Italian accounting standards”).

Preparation of the consolidated financial statements as of 31 December 2005 in accordance with IFRS has involved a change in accounting policies with respect to those used to prepare the last financial statements in accordance with Italian accounting standards.

In order to ensure comparability with the prior year, the Ducati Group has prepared a document entitled “Separate Appendix – Transition to International Accounting Standards (IFRS)”, attached to the explanatory notes to the consolidated financial statements, containing the approach to and the quantification of the effects of the transition to IFRS on the financial statements as of 31 December 2004, with respect to the financial statements prepared under Italian accounting standards, following the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

The amounts reported in the consolidated financial statements as of 31 December 2004, presented for comparative purposes, are those presented in the above “Appendix attached  to the explanatory notes to the consolidated financial statements as of 31 december 2005.

Summary of Ducati Group results
(amounts in € 000)

	30.12.2005		30.12.2004

Net sales	320,847		363,359
Gross operating profit	58,455		86,651
Gross operating profit %	18.2%		23.8%
Operating profit	(33,637)		9,181
Operating profit %	(10.5)%		2.5%
Net profit (loss)	(41,464)		(3,469)
Net profit (loss) %	(12.9	) %	(1.0	) %
Cash flow generated from operations	41,981		23,442
Net debt	136,955		150,535
Consolidated shareholders’ equity	118,742		157,778
Net additions to property, plant and equipment and intangible assets	31,029		25,493
Debt / equity	1.15		0.95
EBITDA	(273)		36,442
EBITDA as % of net sales	(0.1	) %	10.1%

Structure of the Ducati Group

The composition of the Ducati Group as of 31 December 2005 is as follows:

Principal corporate events during the year ended 31 December 2005

The principal corporate events taking place during 2005 were as follows:

1) The Quotaholders’ Meeting of Ducati Retail S.r.l. held on 13 April 2005 resolved, among other matters, to modify the company’s articles of association. In particular, the corporate objects were extended to allow the company, in addition to the activities envisaged previously, to provide workshop services and sell spare parts, as well as Ducati-branded clothing, accessories and other items. The articles were also changed to clarify which parties are eligible for loans from Ducati Retail S.r.l., as part of activities which complement the company’s principal objects, and to simplify the procedures for calling meetings of the Board of Directors;

2) The ordinary and extraordinary Shareholders’ Meetings of Ducati Motor Holding S.p.A. held on 5 May 2005 resolved, among other matters, as follows:

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appointment of the new Board of Directors, in the persons of the outgoing directors with the exception of Alessandro Foti, replaced by Massimo Bergami, until approval of the financial statements as of 31 December 2005 or, if earlier, until the Ordinary Meeting called to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance;

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authorisation of the Board of Directors to purchase and transfer blocks of own shares pursuant to arts. 2357 and 2357 ter of the Italian Civil Code and art. 132 of Decree 58/98, comprising up to 12,110,000 ordinary shares in Ducati Motor Holding, representing about 7.6% of the issued and fully-paid share capital, to be implemented on one or more occasions within 18 months of the date of the resolution with an investment of not more than € 34,379 thousand, being the value of distributable reserves reported in the financial statements as of 31 December 2004, on the condition that the minimum purchase price of each share must not be more than 10% lower than the reference price for the shares recorded on the Screen-Traded Market administered by Borsa Italiana S.p.A. (MTA) on the day prior to each individual purchase, and must not be more than 10% higher than the reference price for the shares recorded on the MTA on the day prior to each individual purchase;

-

authorisation to use the own shares held by the company to service the subscription rights granted on 22 July 1997 by resolution of the Board of Ducati Motor S.p.A., a subsidiary at that time, and subsequently confirmed by resolutions adopted by the Board of Directors on 4 August 1998 and by the Shareholders’ Meeting on 7 September 1998 (“First Stock Option Plan”);

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approval of a proposed divisible share capital increase for cash, with premium if appropriate and the waiver of pre-emption rights, reserved solely for entitled employees of the Ducati Group, up to a maximum value of € 825,760, to be implemented, on one or more independent occasions at annual intervals, by and not after 31 July 2012, via the issue in favour of not more than 200 beneficiaries of an overall maximum of 1,588,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is solely to service the stock options granted in 2005, under the terms of the company’s stock option plan approved in 1999 (“Second Plan”), and is therefore subject to all the conditions specified in that Plan and to the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2005 to those Employee Beneficiaries of the Ducati Group whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.0650 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares;

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modification of the company’s articles of association and meeting regulations to take account of certain changes introduced by the reform of company law, as well as to adopt the single-board system of corporate governance  referred to in art. 2409 sexiesdecies et seq. of the Italian Civil Code, with the presence of a Board of Directors and a Management Control Committee (in place of the Board of Statutory Auditors) consisting of independent non-executive directors appointed by the Board. The adoption of the single-board system as the company’s new system of corporate governance, and the related changes to the articles of association and meeting regulations, will take effect and become applicable from the time of the next Ordinary Shareholders’ Meeting.  This will presumably take place in 2006, with an agenda that will include the appointment of the new Board of Directors under the single-board system. Consequently, until the time of that Ordinary Meeting, the current articles of association and meeting regulations will continue to apply, although for practical reasons the clauses relating to the presentation of lists of candidate members of the new Board of Directors, under the single-board system, will apply to the presentation of such lists at the next Shareholders’ Meeting. The current Board of Directors and Board of Statutory Auditors will remain in office until that Shareholders’ Meeting, when their appointments will lapse automatically.

3) The following information was provided at the Shareholders’ Meeting held on 5 May 2005:

-

absorption of Ducati.Com S.r.l., sole quotaholder company, by the parent company, Ducati Motor Holding S.p.A. The absorbed company was wholly owned by the absorbing company. This merger took legal effect from 31 December 2004, with tax and accounting effect from 1 January 2004. Prior to this merger, Ducati Corse S.r.l. was 99% owned by the company and 1% owned by Ducati.Com S.r.l. accordingly, as a result of the merger, Ducati Corse S.r.l. has become a sole quotaholder company, wholly owned by the company;

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completion on 10 December 2004 of the intercompany transfer of the “Ducati Corse” trademark from Ducati Motor Holding S.p.A. to Ducati Corse S.r.l. for an amount of € 23 million+VAT, determined by independent appraisal;

-

adoption by the company of the security planning document, in accordance with the requirements of  Decree 196/03 “Privacy Code” which, among other matters, specifies the technical procedures to be adopted if sensitive data is processed using electronic means;

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granting of options that the Board of Directors had resolved to grant for 2005, with the clarification that these consisted of 3,170,000 options representing about 2% of the company’s shares in circulation, of which 500,000 were granted to Federico Minoli as Chairman and Managing Director of the company, while the remainder (2,670,000 options) were granted to appropriately selected Beneficiaries;

-

granting of a special bonus that the Board of Directors resolved to grant if the company’s 2005 EBITDA exceeds € 50 million, to be allocated to the persons that would have benefited from the 2004 MBO Bonus (not payable for 2004 since the Index of results based on the ratio of actual 2004 EBITDA to Budget is zero) had this been applicable and unless deemed inappropriate in specific cases by the Managing Director, up to a maximum total amount of Euro 2.5 million in excess of the above threshold of Euro 50 million, on condition that the criteria for determining the amount of each special bonus include the professional performance of each individual (to be assessed by the senior management responsible for each beneficiary and by the Compensation Committee in the case of the Managing Director, who is to be included among the beneficiaries of this special bonus in place of the bonus scheme applicable to him for 2005);

-

extension of the plan for the allocation of a retention bonus approved by the Compensation Committee on 2 March 2000 and 11 February 2002 to the years 2005, 2006 and 2007, approved by the Board of Directors pursuant to art. 2389 of the Italian Civil Code (in this regard, see the explanatory notes to the financial statements);

-

re-financing of the bond maturing on 31 May 2005 by the syndicated Loan from Unicredit Banca d’Impresa S.p.A. and other Lending Banks, which was arranged and syndicated by Unicredit Banca Mobiliare S.p.A., operating under an exclusive mandate from the Company. The collection of the Loan involved the giving of guarantees by the company and its subsidiaries, including pledges of the Ducati and Ducati Corse brand names, as well as the quotas held in Ducati Corse S.r.l. and Ducati North America Inc.;

-	adoption by the company of the recommendations contained in the Code for the Self-Regulation of companies listed by BORSA ITALIANA S.p.A. and of its own system of corporate governance.

4) The Quotaholders’ Meeting of Ducati Corse S.r.l. held on 9 May 2005 resolved to modify the company’s articles of association. In particular, the Quotaholders’ Meeting reserved the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects. This change was required in the context of the long-term syndicated loan (“Loan”) granted to Ducati Corse S.r.l. and the parent company, Ducati Motor Holding S.p.A., by a number of banks (“Lending Banks”), in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. In addition, necessary and appropriate changes were made to the articles of association of Ducati Corse S.r.l. to reflect more closely the revised requirements of company law, and to allow the Board of Directors to adopt resolutions by written consultation;

5) On 15 June 2005, the share capital of Ducati Motor Holding S.p.A. was increased from € 82,589,731.64 to € 82,867,219.24 (and therefore now comprises 159,360,037 ordinary shares without par value) following a partial subscription to the stock option plan and consequent further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998, via the issue of 533,630 fully-paid ordinary shares for a total of € 277,487.00. The articles of association were modified accordingly;

6) On 21 July 2005, the Board of Directors of Ducati Motor Holding S.p.A. determined that the Internal Audit Committee, established pursuant to to the Code of Self-Regulation and the rules of the STAR sector of Borsa Italiana S.p.A., would also function as an Audit Committee pursuant to the 1934 US Securities Exchange Act, as modified by the US Sarbanes-Oxley Act, with effect from 31 July 2005 and until the Company’s single-board system of corporate governance comes into force. To this end, Ulrich Weiss, Director and member of the Internal Audit Committee, was recognised to be the Audit Committee Financial Expert required by US regulations. In addition, the Company’s Internal Audit Committee appointed Andrea Lipparini as its chairman. On the same date, the Committee determined the basis for the adoption of procedures for the receipt, filing and processing of complaints received by the Company on accounting, auditing and internal control matters, and for the confidential or anonymous presentation of complaints by employees regarding censurable accounting or auditing matters (so-called Whistleblowing Procedures), pursuant to section 301 of the Sarbanes-Oxley Act. These whistleblowing procedures were adopted by 31 July 2005, as required by US regulations;

7) On 29 September 2005, the Board of Directors of Ducati Motor Holding S.p.A., in accordance with Consob communication DEM/5025723 of 15 April 2005, ratified the appointment of KPMG S.p.A. to audit the IFRS reconciliation statements as of 1 January 2004 and 31 December 2004, contained in the Appendix attached to the consolidated half-yearly report as of 30 June 2005 approved by the Board of Directors on 29 September 2005 and published on 30 September 2005, and to perform limited auditing procedures, in accordance with the principles described in Consob resolution 10867 of 31 July 1997, on the half-yearly reports prepared under IAS/IFRS as of 30 June 2005 and 30 June 2004, presented for comparative purposes;

8) On 16 December 2005 the Board of Directors of Ducati Motor Holding S.p.A. approved:

-

a provision for restructuring of € 13.0 million, to be recorded in the 2005 financial statements, to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company’s organisational structure;

-	the calling of an Extraordinary Shareholders’ Meeting to consider the following proposed resolutions:

(i) expansion of the corporate objects indicated in art. 4 of the Articles of Association to include, among the activities that may be performed by the companies or firms in which the Company may hold interests and/or equity investments, the provision of certain financial services to the general public including, in particular, the granting of loans in any form and the provision of payment services, as specified in Section V of Decree 385/1993;

(ii) modification of the Articles of Association to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years from the date of the related resolution, pursuant to art. 2443 of the Italian Civil Code, by a maximum of Euro 80,000,000, via the issue of ordinary shares in the Company carrying the same rights as those already in circulation, to be offered first under option to existing shareholders.

Directors and Officers

The Shareholders’ Meeting of the parent company held on 5 May 2005, followed by the Board Meeting held on 12 May 2005, appointed the directors and established their powers and duties, determining that the new Board of Directors would remain in office until approval of the financial statements as of 31 December 2005 or, if earlier, until the first Ordinary Shareholders’ Meeting called, among other matters, to appoint a new Board of Directors as part of the adoption of the single-board system of corporate governance.

As of 31 December 2005, the Board of Directors comprises:

Federico Minoli	Chairman, Managing Director and member of the Executive Committee

Giorgio Seragnoli	Vice Chairman and member of the Executive Committee

Mauro Benetton	Director

David Bonderman	Director and member of the Compensation Committee

Abel Gregorei Halpern	Director, member of the Executive Committee and member of the Compensation Committee

Paolo Pietrogrande	Director, member of the Compensation Committee and member of the Internal Audit Committee

Dante Razzano	Director, member of the Executive Committee and member of the Compensation Committee

Ulrich Weiss	Director, member of the Compensation Committee and member of the Internal Audit Committee

Massimo Bergami	Director

Andrea Lipparini	Director and member of the Internal Audit Committee

Giles Thorley	Director

The annual remuneration of the directors is € 15,000 each, in addition to the reimbursement of travel and other expenses incurred in the performance of their duties. The Chairman and Managing Director, Federico Minoli, waived this remuneration on acceptance of his appointment.

The Board of Statutory Auditors will remain in office until approval of the financial statements as of 31 December 2006 or, if earlier, until adoption of the single-board system. The members and their duties are indicated below:

-	Matteo Tamburini, Chairman of the Board of Statutory Auditors;
-	Italo Giorgio Minguzzi, Statutory Auditor;
-	Francesco Serantoni, Statutory Auditor;
-	Gian Luca Nanni Costa, Alternate Auditor;
-	Salvatore Lantino, Alternate Auditor.

Following the issue by Borsa Italiana S.p.A. of a code for the self-regulation of corporate governance by listed companies (the “Code”), it is confirmed that suitable information about corporate governance arrangements is provided each year at the shareholders’ meeting, via a special report prepared in accordance with Stock Exchange guidelines.

At this time, information on the Company’s Code of Ethics and related rules of conduct, including those regarding insider dealing, has also been made known on an appropriate basis; these latter documents, approved on 14 November 2002, were modified slightly by the Board of Directors of Ducati Motor Holding S.p.A. on 5 November 2003.

With reference to the model for organisation and management required by Decree 231/2001 (hereafter the “Control Model”), the Board of Directors of the parent company approved the Company’s draft Control Model, as reviewed and approved by the Company’s Internal Audit Committee, at the meeting held on 5 November 2003 and authorised the above Committee to make changes to details and monitor implementation of the Model.

The Quotaholders’ Meeting of Ducati Corse S.r.l. held on 13 April 2005, followed by the Board Meeting held on 18 April 2005, appointed the new Board of Directors (confirming the entire outgoing Board) and established the powers and duties of the directors. The new Board will remain in office until approval of the financial statements as of 31 December 2007 and the directors will not receive any remuneration for their work on behalf of the company (unless decided otherwise by the Board of Directors pursuant to art. 2389.2 of the Italian Civil Code), except for the reimbursement of any reasonable expenses incurred in the performance of their duties.

Introduction and adoption of IFRS (International Financial Reporting Standards)

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from the financial year ended on 31 December 2005, companies with a listing on a regulated market within the European Union must, for the first time, prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

The consolidated financial statements of the Ducati Group as of 31 December 2005 have therefore been prepared for the first time in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

Up to and including the year ended 31 December 2004, the consolidated financial statements of the Ducati Group were prepared in accordance with the principles required by Italian statutory regulations, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accountancy Board) or, in the absence thereof, by the International Accounting Standards Board (“Italian accounting standards”).

Preparation of the consolidated financial statements as of 31 December 2005 in accordance with IFRS has involved a change in accounting policies with respect to those used to prepare the last financial statements in accordance with Italian accounting standards.

In order to ensure comparability with the prior year, the Ducati Group has prepared a document entitled “Separate Appendix – Transition to International Accounting Standards (IFRS)”, attached to the explanatory notes to the consolidated financial statements, containing the approach to and the quantification of the effects of the transition to IFRS on the financial statements as of 31 December 2004, with respect to the financial statements prepared under Italian accounting standards, following the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

The amounts reported in the consolidated financial statements as of 31 December 2004, presented for comparative purposes, are those presented in the above “Appendix” attached to the explanatory notes to the consolidated financial statements as of 31 December 2005.

In this regard, as part of the consolidated half-yearly report as of 30 June 2005, the Ducati Group had already prepared and published the document required by Consob decision 14490 of 14 April 2005 entitled “Separate Appendix – Transition to International Accounting Standards (IFRS)” containing:

-	a description of the accounting policies adopted by the Ducati Group as from 1 January 2005;

-

the approach to and quantification of the effects of the transition to IFRS on the consolidated financial statements as of 31 December 2004, with respect to the financial statements prepared under Italian accounting standards, following the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

In order to improve the classification of captions within the consolidated statement of operations, certain amounts described in the explanatory notes to the consolidated financial statements as of 31 December 2005 have been reclassified with respect to those contained in the “Appendix” to the half-yearly report as of 30 June 2005.

Ducati Motor Holding S.p.A. has also elected to prepare for the first time its individual financial statements as of 31 December 2005 in accordance with international accounting standards.

Group performance

Motorcycle sales for 2005 totalled 34,536 units, which represented a 5.5% decrease against last year. In particular, 2005 suffered from the general market slowdown and, geographically, from the significant contraction of sales in the Italian market.

An analysis of sales by product family highlights differing performances with respect to 2004.

Sales of the Superbike family were down compared to 2004 (-40%) due to the fall in sales, especially in the lower end of the range (749) and because of the lack of sales of the 998Final Edition, which was sold only in 2004.

The 28% fall in sales of the Supersport family was largely due to the advanced lifecycle of all versions in the range.

The Sport Touring family registered a sharp drop in sales (-53%) caused by the fall in sales of the ST3, which, at the time of its launch in early 2004 had generated strong demand from both dealers and consumers.

Sales of the Monster family were 8% lower than in 2004. However, it is worth noting that the new S2R, with an 800cc and 1000cc engine, was particularly successful and sold over 9,700 units during the year.

Lastly, the Multistrada family (+58%) greatly benefited from the introduction of the Multistrada 620 in both  “dark” and coloured versions, while sales of the 1000cc version were down significantly.

Independent dealers continued to open new Ducati stores in Italy and abroad during 2005. As of 31 December 2005 there are 152 active Ducati Stores that inform consumers about the history of Ducati, and present the “Ducati” world of motorcycles, accessories and apparel in a manner which is consistent with our image.

In 2005, the Group recorded a significant loss of € 41.5 million and on 31 December 2005 net financial debt / equity ratio was approximately 1.15.

Following recent market developments and unsatisfactory results, in the latter months of 2005 management prepared an industrial plan 2006-2010 which was presented to the Board of Directors of the Group on 16 December 2005. Rather than an aggressive strategy to increase revenues, the plan’s primary objective is to improve margins and cash flow, through a repositioning of models in the higher end of the range which have higher margins and, at the same time, through a reduction in the company’s structural costs. Management believe that the Group has the potential to successfully compete in the high end of the market, and because of changed market conditions deems it necessary to plan a reduced presence in the lower end of the market.

This plan outlines a loss for 2006, breakeven for 2007 and a return to profit starting from 2008, following the capital increase of € 80.0 million in order to avail of the necessary financial resources and presuming that new models in the high end of the range will be introduced starting from 2007.

On 16 December 2005, the Board of Directors deliberated on and announced the following:

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the call of an Extraordinary Shareholders’ Meeting to grant the Board of Directors powers to increase the Company’s share capital, for consideration and in one or more instances, over a period of five years, up to a maximum amount of € 80.0 million through the issuance of DMH ordinary shares to be offered to shareholders by way of subscription rights. The Extraordinary Shareholders’ Meeting was held on January 26, 2006 (second call) and approved the proposals made by the Board;

-	an accrual on the 2005 Profit and Loss of a €13.0 million restructuring reserve to support the reduction of dealer bike stock and to readdress and retrain the organizational structure of the Company.

As a consequence of the results reported for 2005, the Group has not complied with the financial covenants contained in the loan contract for € 100.0 million signed in May 2005, the principal characteristics of which are described in note 16 to the consolidated financial statements. Failure to comply with these covenants gives the Financing Banks the right to request repayment of the loan granted. On 16 December 2005 the parent company requested the banks participating in the above loan to grant an exception to the financial convenants for 2005 contained in the loan contract (in substance requesting that the financial covenants for 2005 need not be met) and to modify them for the future in line with the new plan. Agreement from the Lead Bank and the Financing Banks to the proposed changes and the contract exception request was received on 13 February 2006.  This agreement is subject to completion of the following transactions:

(a)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;

(b)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;

(c)

signature by UBM, no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

On 1 March 2006, Texas Pacific Group (“TPG”) and Investindustrial Holdings S.A. made separate press releases to announce signature of the final agreement for the purchase by Investindustrial Holdings S.A. from TPG of 30% less one share of the share capital of Ducati Motor Holding S.p.A. (without taking account of any own shares held by Ducati Motor Holding S.p.A.). As explained in the above press releases from TPG and Investindustrial Holdings S.A, the transaction is due to be completed during March 2006, subject to approval from the German anti-trust authorities, the absence – between  the date of signing and the date of completing the transaction – of events with a significant adverse effect on the activities of Ducati or actions that prevent the closing, and the non-withdrawal, or the absence of significantly worse terms and conditions, of the consent given by the Lead Bank and the financing banks to the proposals presented by Ducati Motor Holding S.p.A. o make modifications and allow exceptions to the May 2005 loan contract. The completion of the transaction between TPG and Investindustrial Holdings S.A. is also subject to the non-revocation, or absence of changes unfavourable to Ducati Motor Holding S.p.A., of the loan contract signed on 23 February 2006 (and communicated to the market by a press release on 1 March 2006), whereby Ducati has obtained a new line of credit of € 35 million from Unicredit Banca D’Impresa, for a guaranteed period of 5 years, and to the arrangement by Ducati Motor Holding S.p.A. of one or more additional loan contracts totalling € 25 million on terms and conditions that are essentially no less favourable to Ducati than those applying to the above loan agreement for € 35 million. In this regard, negotiations are currently in progress with other banks to obtain this additional loan of € 25 million.

As communicated in the above press release from Investindustrial Holdings S.A. on 1 March 2006, the transaction also envisages that Investindustrial Holdings S.A. will take up its option rights to subscribe to the planned share capital increase by a maximum of € 80 million ( the”Offer”). With reference to the Offer, UBM signed a preliminary agreement with Ducati Motor Holding S.p.A. and Investindustrial Holdings S.A. on 28 February 2006, effective until 31 May 2006, to underwrite the issue and subscribe for any shares that are not taken up in the context of the Offer (after the exercise in full of the option rights due to Investindustrial Holdings S.A. on completion of the acquisition).

The above-mentioned plan, following the Group’s change in strategy towards the models in the high end of the range brought about a series of accruals and devaluations in the consolidated report of 31 December 2005, which significantly influenced the period’s results:

	Effects (€ millions)

	Gross	Operating	Pre-tax
	Operating Profit	Result	Result

Restructuring Reserve	—	13.0	13.0
Devaluation of discontinued R&D projects	9.3	9.3	9.3
Devaluation of inventory	5.0	5.0	5.0
Penalty for orders cancelled to suppliers	0.9	0.9	0.9

Total effect	15.2	28.2	28.2

Management believe that the industrial plan for the period 2006-2010 can restore the Group’s financial stability and produce satisfactory economic results given that the Group has the potential to compete in the high end of the market.

Net sales

Consolidated sales for the period ended 31 December 2005 amounted to € 320.8 million, compared with €363.4 million. The decrease of € 42.6 million (-11.7%) was due to the contraction in volumes, an adverse mix of motorcycle sales and lower revenues from accessories.

Output of motorcycles for 2005 totalled 33,581 units, down 5% compared with 2004. This decrease was due to the alignment of production with the real market trend in order to avoid overstocking.

Sales of motorcycles amounted to € 247.2 million and were down 13.1% compared to last year. The fall reflects the negative mix and reduced volumes of motorcycle sales (-5.5%).

In addition, although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 18,471 thousand and € 17,898 thousand as of 31 December 2005 and 2004, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

Sales of other Ducati products (spare parts, accessories and apparel) as of 31 December 2005 were € 73.6 million, down 6.6% compared to the previous year. The fall in sales of related products was particularly significant in accessories and was due to reduced motorcycles sales, especially of the Superbike models. Analysis of the volume of motorcycles sold in the main geographic markets highlights a strong increase in the United States (+33.4%), in Japan (+9.7%), in France (+9.3%), and unchanged in Germany (+0.3%) while sales were down in countries not covered by subsidiaries (-4.5%), the United Kingdom (-6.9%), Benelux (-16.3%) and Italy (-27.4%). These sharp falls reflect the contraction in the relevant market influenced by macroeconomic factors as well as factors specific to the motorcycle sector.

Analysis of registration statistics is also important in order to understand the trend in Ducati motorcycle sales. Given that there is a certain delay in the release of official figures, the following information is based on preliminary figures, partly from official sources and partly from management estimates. Registrations for 2005 totalled around 34,631 units (35,887 in 2004), down 3% compared to last year. Significant increases were reported in Spain (+43%) in the United States (+26%), in countries not covered by subsidiaries (+4.5%) and in France (+1.5%) while registrations were down in Japan (-5.5%), Italy (-15%), Germany (-15%), the United Kingdom (-16%) and Benelux (-17%).

Cost of sales

The cost of sales for the year ended 31 December 2005 amounted to € 262.4 million (81.8% of net sales), compared with € 276.7 million ( 76.2% of net sales) in 2004, down € 14.3 million. This decrease was due to the reduction in both sales and cost of sales as well as the effects of the industrial plan described previously. Also, the greater incidence with respect to net sales reflects the spreading of fixed production costs over a lower volume of sales.

Gross operating profit

Gross operating profit amounted to € 58.5 million in the period ended 31 December 2005, compared with € 86.7 million in the comparative period of 2004, down € 28.2 million (-32.5%). As a percentage of net sales, gross operating profit amounted to 18.2% versus 23.8% in the comparative period of last year, due to the reduction in sales, the adverse mix of motorcycles and the previously-mentioned industrial plan.

Other operating revenues

Other operating revenues amounted to € 34.2 million as of 31 December 2005, compared with € 30.8 million in the same period of the previous year, with a rise of € 3.4 million (+11.0%) mainly due to the effect of government grants not present in 2004, as well as an increase in sponsorships and royalties.

Distribution costs

Commercial costs for the period ended 31 December 2005 amounted to € 89.4 million, compared with € 87.5 million in the period to 31 December 2004, down € 1.9 million. This increase was mainly due to increased Racing costs and higher sales costs in the US subsidiary.

General and administrative expenses

General and administrative expenses amounted to € 21.9 million for the period ended 31 December 2005, an increase of € 2.3 million on the comparative period in 2004.

Other charges

Other charges in the period ended 31 December 2005 amounted to € 2.0 million, compared with € 1.2 million in the period to 31 December 2004 with an increase of € 0.8 million.

Restructuring accrual

A € 13.0 million restructuring accrual was approved by the Board of Directors of Ducati Motor Holding S.p.A. on 16 December 2005 and communicated in the press release on the same date.

This accrual relates to a restructuring reserve to the value of € 13.0 million to support the reduction of dealer bike stock and to readdress and retrain the organizational structure of the Company.

Operating profit

The operating result for the period ended 31 December 2005 was a loss of € 33.6 million, down € 42.8 million from an operating profit of € 9.2 million in the comparative period of last year. As already mentioned, this decrease mainly reflects a reduction in the volume of sales, the adverse sales mix and the effects of the industrial plan described previously.

EBITDA (Results before taxation, financial income and expense, exchange differences, depreciation and amortisation, and extraordinary income and expense)

In view of the importance of this parameter, used for control purposes and management of the Group, it is useful to highlight the result of € 0.3 million compared with € 36.4 million reported for 2004. As already mentioned, this decrease reflects the decline in sales, the adverse mix, the negative exchange-rate effect, as well as the effects of the industrial plan described previously.

EBITDA comprises:

	31.12.2005	31.12.2004

	€ 000	€ 000
Operating Result	(33,637)	9,181
Amortization of tangible assets included in the cost of sales	11,705	12,544
Amortization of tangible assets included in general and administrative costs	2,601	2,404
Amortization of intangible assets included in the cost of sales	7,928	10,473
Devaluation of intangible assets included in the cost of sales	9,270	—
Amortization of intangible assets included in general and administrative costs	1,860	1,840

EBITDA	(273)	36,442

The above-mentioned industrial plan, following strategic changes in the Group’s strategy to concentrate on the higher models in the range, brought about the following provisions and devaluation in the group’s report of 31 December 2005, which significantly influenced the period’s EBITDA:

Effect on EBITDA

(€ millions)
Restructuring Reserve	13.0
Devaluation of inventory	5.0
Penalty for orders cancelled to	0.9

Total effect	18.9

Financial income

Financial income amounted to € 3.2 million in the period ended 31 December 2005 compared with € 2.3 million in the period to 31 December 2004. The increase of € 0.9 million was mainly due to the increased interest on deposit.

Financial charges

Net financial charges amounted to € 9.4 million in 2005 compared with € 10.8 million in the previous year.  The decrease of € 1.4 million mainly derives from lower interest rates obtained upon signing the new loan used to repay the expiring bond.

Exchange differences

Exchange losses for the period ended 31 December 2005 were € 1.2 million, compared with an exchange gain of € 4.7 million for the period ended 31 December 2004. The negative variation of € 5.9 million reflects the currency market trend as well as accounting standards adopted by the Group from 1 January 2005 following the introduction of IFRS. Accounting based on IAS 39 calls for hedging contracts to be accounted for at fair value with a direct impact of gains and losses on profit and loss.

Taxation

Taxation amounted to € 0.5 million for 2005, compared with € 8.8 million for the previous year.

Taxes relative to the period closing on 31 December 2005 comprises current tax of € 1,906 thousand (€ 3,098 thousand in the period to 31 December 2004) and € 1,395 thousand prepaid net taxes (€ 5,726 thousand deferred tax as on 31 December 2004). The decrease of current taxes compared with the previous period is mainly attributed to the reduction in taxable income for 2005, as well as the use by Ducati Motor Holding S.p.A. and Ducati Corse S.r.l. in 2004 of fiscal benefits connected to R&D expenses (Law n. 320 of 24 November 2003).

The difference in prepaid/(deferred) taxation reflects the positive effect of the disallowance for fiscal purposes of the provision for restructuring recorded as of 31 December 2005, € 4,630 thousand, and the writedown, in view of the results forecast in the new business plan for 2006-2010, of prepaid taxes recognised previously on losses carried forward, as well as the reduced recognition compared with the prior year of prepaid taxes on the losses incurred during the year.

Net profit / (loss) for the period

Net result for the Group was a loss of € 41.5 million for the period ended 31 December 2005 compared with a loss of € 3.5 million for the same period of 2004 and whose causes were ; the decline in sales, the adverse mix as well as the effects of the industrial plan.

Financial Position and Investment activity

The Ducati Group’s working capital (defined as sales receivables plus inventory less payables to suppliers) totalled € 98.4 million as of 31 December 2005 compared with € 133.5 million on 31 December 2004, with a decrease of € 35.1 million.

Each point is explained below:

Sales Receivables

Sales receivables on 31 December 2005 and 31 December 2004 came to a total of € 102.2 million and € 118.6 million respectively, or 31.8% and 32.6% respectively of sales. The decrease of € 16.4 million compared to the previous year is mainly related to reduced sales.

Inventory

Inventory on 31 December 2005 and 2004 was € 81.4 million and € 92.3 million respectively, or 25.3% and 25.4% respectively of sales. This decrease of € 10.9 million compared with the previous period is the result of policy adopted  to reduce stock as well as the effects of the industrial plan outlined previously.

Payables to suppliers

Payables to suppliers was € 85.2 million as of 31 December 2005 compared to € 77.5 million as of 31 December 2004, resulting in an increase of € 7.7 million, which is explained primarily by extended payment terms.

The increase in cash is € 3,690 thousand as of 31 December 2005 versus € 15,354 thousand on 31 December 2004, a decrease equal to € 11,664 thousand.

The increased use of cash of € 11,664 thousand is mainly due to additional investments for a total of € 5,658 thousand and financial investment allocation of € 26,769 thousand only partially offset by operational activities of € 20,763 thousand.

Investments

Investments in tangible assets for the period 2005 were € 10.9 million, in line with the previous year.

Investments in intangible assets were € 20.4 million for the period ended 31 December 2005 compared with € 151.1 million in 2004, an increase of € 5.3 million which is mainly related to investments in R&D projects.

In detail, in the periods ended 31 December 2005 and 31 December 2004 R&D costs of the GP bike were capitalised. This capitalisation relates to costs incurred for technical solutions which will have a direct impact on the development of the road version of the GP replica bike, already part of production plans and which was presented to the public during World Ducati Week in May 2004.

Financial operations

The variation in financial operations explained in the comment relating to the net consolidated financial position in the notes of the financial statement can be summarised as follows:

	Period ended 31.12.2005	Period ended 31.12.2004

	€ 000	€ 000
Variation in net financial position
Cash variation from operational activities	41,981	23,442
Cash variation from investment	(31,012)	(25,354)
Capital increase and reserve	2,610	235
Minority interest equity	1	16

	13,580	(1,661)

Sector information

Motorcycles

Analysis of the statement of operations by sector, presented in note 35 “Sector information” to the “Consolidated financial statements”, clearly shows that motorcycles are the dominant sector within the Ducati Group. The decrease in the number of motorcycles sold and the adverse product mix adversely affected net sales in 2005 with respect to 2004, with a decrease in sales from € 284.6 million in 2004 to € 247.2 million in 2005.

For these reasons and due to the provisions / writedowns associated with the recovery plan, the sector’s gross operating profit fell from 15.8% to 7.4% of net sales and an operating loss was reported.

Spare parts

Sector sales in 2005 were essentially in line with those recorded in the prior year.

The gross operating profit for this sector has decreased slightly with respect to the prior year, easing from 64.5% to 63.8% of total revenues due to the impact of the recovery plan. For the same reasons, operating profit fell from 9.5% in 2004 to 6.3% in 2005.

Accessories and apparel

Sector sales fell by € 2.6 million, down 8.1%, with respect to 2004. This adverse performance was principally attributable to accessories, which benefited from an important promotional campaign during the first half of 2004, as well as to delays in the supply of silencers for the Superbike during 2005.

Despite this lower volume, the sector’s gross operating profit rose from 37.1% to 42.5%, due to an increase in the margin on accessories following the strong promotional campaign in 2004. For the same reason, operating profit rose from 12.7% in 2004 to 14.5% in 2005.

Other

The “Other” sector comprises the revenues earned from miscellaneous sales that are not part of the Ducati Group’s core business including, for example, the provision of services. The decrease in net sales and margins reflects a reduction in the rental of racing bikes to satellite teams.

Protection of personal data (Decree 196 dated 30 June 2003)

On 11 November 2004, the Board of Directors of Ducati Motor Holding S.p.A. approved the security planning document envisaged by art. 34.g of Decree 196/03 “Privacy Code” and prepared in accordance with Attachment B, which specifies the technical procedures to be adopted if sensitive data is processed using electronic means.

On 10 November 2005, the Board of Directors of Ducati Motor Holding S.p.A. granted the widest powers to the Chairman, including the powers to delegate and to outsource certain functions, for the preparation and annual approval of the Company’s security planning document.

On 16 December 2005, the individual Boards of Directors of Ducati Corse S.r.l., Ducati Consulting S.r.l. and Ducati Retail S.r.l. (i) appointed Ducati Motor Holding S.p.A. as the party Responsible for the processing of personal information and for each company’s security measures pursuant to art. 29 of the privacy code and (ii) granted powers to the respective chairmen and, depending on the circumstances, to the respective managing director or managing directors, acting together or alone, to prepare, approve and subsequently update the related security planning documents.

Share capital and management and coordination activities

Following a further subscription to the First Stock Option Plan, described in note 32a to the consolidated financial statements as of 31 December 2005, a further implementation of the capital increase authorised at the Extraordinary Meeting held on 7 September 1998 took place on 15 June 2005 with the issue of 533,630 fully-paid ordinary shares with a total value of € 277,487.00; accordingly, as of 31.12.2005, share capital has increased from € 82,589,731.64 to € 82,867,219.24, represented by 159,360,037 ordinary shares without par value, carrying dividend rights from 01.01.2005.

Shareholder information tends to fluctuate since the Company is listed on the stockmarket, however the names of the principal shareholders and the number of shares held directly by them, disclosed below, have been determined by reference to communications and other information received by the Company in relation to the Shareholders’ Meeting held on 5 May 2005, as well as to any updates received between then and the date of preparing this report:

	Number of Shares	%

Tpg Motorcycle Acquisition L.P.	52,657,750	33.04%
Columbia Wagner Asset Management *	10,273,335	6.45%
Giorgio Seragnoli	7,815,692	4.90%

*

COLUMBIA WANGER ASSET MANAGEMENT, L.P. manages foreign investment funds that, together, hold 10,273,335 ordinary shares representing 6.447% of the Company’s entire share capital, of which 244,399 shares representing 0.15% of the entire share capital do not carry voting rights. In addition, among the investment funds managed by COLUMBIA WANGER ASSET MANAGEMENT L.P., only the Columbia Acorn International Fund directly holds a significant interest comprising 4,359,135 shares representing 2.735% of the Company’s share capital.

There have not been any commercial and/or financial transactions with these shareholders.

In addition, considering the new concept of “management and coordination” emerging from the reform of company law (new art.s 2497 et seq. of the Italian Civil Code), the Board of Directors has formally declared, with specific reference to relations between the Company and TPG, the relative majority shareholder, that no companies or entities manage or coordinate the Company’s activities since, in reality, decisions regarding the management of the Company are taken on an independent basis by Ducati Motor Holding S.p.A.. Consequently, Ducati Motor Holding S.p.A. is not subject to management and coordination by any company or body pursuant to art. 2497 of the Italian Civil Code.

The Italian companies within the Ducati Group subject to management and coordination by Ducati Motor Holding S.p.A. are: Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l.

Subsidiary companies

The following subsidiaries are controlled directly by the Company:

-	Ducati France S.A.S. (100% owned).
-	Ducati Motor Deutschland G.m.b.H. (100% owned).
-	Ducati Japan Limited (100% owned).
-	Ducati North Europe B.V. (100% owned).
-	Ducati U.K. Limited (100% owned).
-	Ducati Corse S.r.l. (100% owned).
-	Ducati North America Inc. (100% owned).
-	Ducati Retail S.r.l. (99% owned; the remaining 1% is held by a minority quotaholder).
-	Ducati Consulting S.r.l. (85% owned; the remaining 15% is held equally, 5% each, by three minority quotaholders).
-

Ducati Desmo Finance 1 S.r.l. (DDF1), vehicle for securitisation transactions. DDF1 has been included within the scope of consolidation in accordance with SIC 12, as described in the explanatory notes to the consolidated financial statements, although the Group has no equity interest in this company or any legal right of control.

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. have given rise to the following receivables and payables as of 31 December 2005:

	Financial receivables	Financial payables	Trade receivables	Trade payables

Ducati France S.A.S.	146	—	8,130	395
Ducati Motor Deutschland G.m.b.H.	10	—	14,713	75
Ducati Japan K.K.	—	—	21,356	170
Ducati North Europe B.V.	—	8	2,391	49
Ducati U.K. Limited	—	—	4,825	—
Ducati Corse S.r.l.	506	1,861	6,000	8,497
Ducati North America Inc.	—	—	17,469	3,551
Ducati Retail S.r.l.	5	—	233	261
Ducati Consulting S.r.l.	—	64	70	92
Ducati Desmo Finance 1 S.r.l.	6,026	2,015	—	—

Total	6,693	3,948	75,187	13,090

Relations between the subsidiary companies and Ducati Motor Holding S.p.A. gave rise to the following economic transactions during 2005:

	Costs	Revenues

Ducati France S.A.S.	1,049	27,475
Ducati Motor Deutschland G.m.b.H.	1,544	20,740
Ducati Japan K.K.	824	20,010
Ducati North Europe B.V.	502	13,043
Ducati U.K. Limited	838	16,822
Ducati Corse S.r.l.	2,042	2,207
Ducati North America Inc.	6,811	51,396
Ducati Retail S.r.l.	1,044	193
Ducati Consulting S.r.l.	132	39
Ducati Desmo Finance 1 S.r.l.	1,657	238

Total	16,443	152,163

Subsidiary companies operate independently from a financial standpoint, although certain of them benefit from particular types of centralised financing, including loans from Ducati Motor Holding S.p.A., especially at certain stages in their development cycle such as the start-up period or during difficult market conditions.

There is, in fact, a special relationship between Ducati Motor Holding S.p.A. and Ducati Corse S.r.l.

In particular, Ducati Corse S.r.l. was created to separate from Ducati Motor Holding S.p.A., a production and marketing company, all those aspects associated with the world of racing and the related research and development activities.  Accordingly, there was a need to regulate in a suitable manner the transactions between these two companies.

As a result, the following contracts have been signed:

-	Lease of the racing business.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to sporting activities, although the results may also be used in the production of motorcycles.

-	R&D contract under which Ducati Corse S.r.l. carries out R&D for Ducati Motor Holding S.p.A. in relation to the development of a GP motorcycle.

-

Licence contract effective from 11 December 2004, under which Ducati Corse S.r.l. has granted Ducati Motor Holding S.p.A. the right to use (i) the “Ducati Corse” brand for the production and distribution of “replica Corse” motorcycles by Ducati Motor Holding S.p.A. (“Licenced Products”) and (ii) the sporting image of Ducati Corse, together with the brand name or otherwise, to promote the products, brands and distinctive marks of Ducati Motor Holding S.p.A., in return for the payment by Ducati Motor Holding S.p.A. of a fixed fee and a variable element (royalty) calculated as a percentage of the price of the Licenced Products.

With reference to relations between Ducati Corse S.r.l. and the parent company, on 25 November 2004 the Board of Directors of the company and the Board of Directors of Ducati Motor Holding S.p.A. approved the intercompany transfer of the “Ducati Corse” brand name (name and team logo) from Ducati Motor Holding S.p.A. to the company at a value, determined by independent professionals, of € 23 million + VAT.

The reasons for this transfer of the brand name to – Ducati Corse S.r.l. – took into account that this company, being directly involved in performing the activities that most enhance the value of the brand, is in the best position to develop it; in addition, consistent with the Ducati Group’s strategies, this transaction more appropriately diversifies the “Ducati Corse” brand from the other “Ducati” brands, considering the way it is used and its target.

The transfer deed was signed on 10 December 2004.

On 9 May 2005, Ducati Corse S.r.l. and Ducati Motor Holding S.p.A., together, obtained a syndicated loan totalling € 100 million, as discussed in note 16 “Net financial position” to the consolidated financial statements.

In this regard, on 9 May 2005 the Quotaholders’ Meeting of Ducati Corse S.r.l. resolved to modify the articles of association in order to reserve for the quotaholders the right to grant or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects. This change was required by the Lending Banks in order to strengthen their guarantee from Ducati Corse S.r.l. concerning its full and timely repayment of that portion of the Loan for which it is responsible. Among other rights, the Lending Banks have the right to vote at the Quotaholders’ Meetings of Ducati Corse S.r.l. that resolve on the following matters: changes to the memorandum and/or articles of association; extension of the duration or the early winding-up of the company; appointment of liquidators and determination of criteria for the liquidation process; granting or transfer any real or guaranteed rights over the “Ducati Corse” brand or any other rights, howsoever described, the granting or transfer of which result in a substantial modification of the corporate objects described in the company’s articles of association; mergers and spin-offs. As a consequence of the changes to the articles of association described above, deeds involving the way the “Ducati Corse” brand is used must be decided upon by the Lending Banks, which have a right to vote at the related Quotaholders’ Meetings.

The portion of the Loan allocated to Ducati Corse S.r.l. was used by that company to pay part of the consideration due on the purchase of the “Ducati Corse” brand from Ducati Motor Holding.

As stated in the explanatory notes to the consolidated financial statements, a number of foreign subsidiaries are involved in the securitisation programme.

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to Ducati Desmo Finance 1.

Fellow subsidiaries

None.

Number and nominal value of own shares or shares in parent companies held by the Company, either directly or through trustees

As of 31 December 2005, the Company holds a total of 1,844,669 own shares (3,769,249 as of 31 December 2004) which are valued at their market price as of 31 December 2005 of € 0.926 each. As from 1 January 2005, upon the adoption of IAS by the Group, own shares are classified as a direct deduction from shareholders’ equity.

Number and nominal value of own shares or shares in parent companies purchased or sold during the year

Ducati Motor Holding S.p.A. made purchases of its own shares during 2005, in full compliance with the applicable regulations, in order to support trading in Ducati shares on the Italian stock market.

These purchases were made in accordance with the shareholders’ authorisations dated 7 May 2002, 6 May 2004 and 5 May 2005 and were disclosed to Consob on a timely basis. The following information is provided with regard to the changes in own shares held:

Own shares held as of 31.12.2004	3,769,249
Purchases during 2005	—
Disposals during 2005	(1,924,580)

Total own shares held as of 31.12.2005	1,844,669

Development activities

The Group has continued to carry out development and design activities at the production unit located at via Cavalieri Ducati 3, Bologna, with a view to acquiring new knowledge and applying it in the creation and perfection of new products, and for the technological improvement of existing products.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets (IAS 38. 57), are met, namely:

-	demonstrable technical feasibility of the product;

-	intention of the company to complete the development project;

-	reliable determination of the costs incurred for the project;

-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

The development costs capitalised comprise solely those costs which can be attributed directly to the development process.

Capitalised development costs are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

With regard to the nature of these costs, it is confirmed that employment costs solely include employees with technical qualifications.

Technological consultancy costs relate to design and applied development work commissioned from third parties.

The providers of technological consultancy are professionally experienced and possess the specific technical skills required in relation to the development projects concerned; in addition, these consultants are equipped with suitable scientific equipment and have professionally-experienced employees.

Lastly, the cost of instruments and equipment is relevant and appropriate in relation to the actual usage of these assets in the above development activities; the related depreciation charges have been allocated correctly.

The development and design activities mentioned above have helped to achieve by the end of the year all the technical results that had been planned.

Financial instruments

Policy for the hedging of financial risk deriving from exchange-rate fluctuations

The Ducati Group operates in international markets and is therefore exposed to exchange risk.

Group policy in this regard is described below:

-	objective: hedge expected financial flows for a period of about six months and/or a similar amount of receivables in the various currencies concerned;

-	approach: rolling, every three months;

-	time horizon: six months;

-	instruments used: forward sales of currency against euro; swaps; zero-cost options without leverage and without knockout;

-	additional strategy: seek natural hedges via purchases denominated in the currencies to be hedged.

Policy for the hedging of financial risk deriving from interest-rate fluctuations

The Ducati Group’s exposure to interest-rate fluctuations is principally related to the loan arranged in May 2005.

Group policy is described below:

-	objective: obtain certainty about the financial charges deriving from medium/long-term funding;

-

approach: all funding transactions with a duration of more than 18 months are arranged with reference to a fixed rate of interest, regardless of whether they are ordinary loans or leasing transactions.

-	instruments used: interest-rate swaps (IRS) are used if the transactions are arranged with floating rates.

-

additional strategy: if the changes in funding rates can be reflected in the way funds are employed, then borrowing can be arranged at floating rates even in relation to long-term transactions (such as the securitisation of trade receivables).

Policy for the hedging of risk deriving from the management of trade receivables

The Ducati Group manages the collection risk relating to trade receivables directly, with the exception of Ducati North America and Ducati North Europe, which factor without recourse the majority of their trade receivables.

In Italy and the other European nations served by commercial branches, credit management is based on a system of credit limits for dealers. This system includes the charging interest when payments are received after the due date.

Except in special cases, the policy with regard to nations served by importers is not to accept risk and to cover the deferral of payments with letters of credit or bank guarantees.

Outlook for operations

The Ducati Group reported a significant loss of € 41.5 million in 2005 and net borrowing as of 31 December 2005 is about 1.15 times the value of shareholders’ equity.

In view of recent market developments and these unsatisfactory results, management prepared a recovery plan for the period 2006-2010 during the last few months of 2005, which was presented to the parent company’s Board of Directors on 16 December 2005. The principal objective of this plan is to improve margins and cash generation by repositioning towards the models at the top end of the range, which earn higher margins, while also working to reduce overheads. Management believes that the Group has the ability to compete successfully at the top end of the market, although changed competitive conditions require plans for a reduced presence at lower levels.

The recovery plan forecasts a further loss in 2006, a breakeven position in 2007 and a return to profitability from 2008 onwards. In order to achieve this objective, it will be necessary to obtain additional financial resources via an increase in share capital by € 80.0 million, and to commence the presentation of new top-end models from 2007.

for the Board of Directors
The Managing Director

Federico Minoli

Consolidated financial statements as of 31 December 2005 and related explanatory notes

Contents

Balance sheet	30
Statement of operations	31
Shareholders’ equity	32
Statement of cash flows	33
Explanatory notes to the consolidated financial statements as of 31 December 2005	35
Separate Appendix - Transition to International Financial Reporting Standards (IFRS)	100

Ducati Group consolidated balance sheet

		As of 30.12.2005		As of 31.12.2004

	Note	€ 000%		€ 000%

Current assets
Cash and cash equivalents	16	53,017		49,327
Trade receivables	2	102,232		118,622
Inventories	3	81,380		92,293
Other current assets	4	9,217		25,787

Total current assets		245,846	53.1%	286,029	56.9%

Non-current assets
Property, plant and equipment	5	66,556		70,288
Goodwill and intangible assets with an indefinite life	6	86,050		86,050
Other intangible assets	7	39,665		38,268
Equity investments	8	20		20
Prepaid taxes	9	24,662		21,665
Other non-current assets		386		403

Total non-current assets		217,339	46.9%	216,694	43.1%

Total assets		463,185	100%	502,723	100%

Current liabilities
Due to banks	16	64,148		151,080
Trade payables	10	85,203		77,463
Due to tax authorities	11	5,537		8,298
Other current liabilities	12	20,202		15,936
Provisions for charges - current portion	13	18,621		4,726

Total current liabilities		193,711	41.8%	257,503	51.2%

Long-term liabilities
Long-term debt	16	125,824		63,782
Provisions relating to employees	14	9,669		8,482
Deferred taxation	15	13,697		12,207
Due to tax authorities	11	—		1,292
Provisions for charges - long-term portion	13	1,525		1,663

Total long-term liabilities		150,715	32.5%	87,426	17.4%

Total liabilities		344,426	74.4%	344,929	68.6%

Shareholders’ equity
Share capital	17	82,867		82,590
Reserve		75,559		72,606
Gain / Loss		1,780		6,051
Net results for the period		(41,464)		(3,469)

Total Group shareholders’ equity		118,742	25.6%	157,778	31.4%

Minority interest		17		16

Total Shareholders equity		118,759		157,794

Total liabilities and shareholders’ equity		463,185	100%	502,723	100%

Ducati Group consolidated statement of operations

		Period ended			Period ended
	Note	31.12.2005			31.12.2004

Net sales	22	320,847			363,359
Cost of sales	23	(262,392)			(276,708)

Gross operating profit		58,455	18.2%		86,651	23.8%
Other income	25	34,184			30,810
Commercial Costs	26	(89,443)			(87,490)
General and administrative expenses	27	(21,855)			(19,564)
Other expenses		(1,978)			(1,226)
Restructuring Reserve	13	(13,000)			—

Operating profit		(33,637)	(10.5	) %	9,181	2.5%
Financial income	28	3,242			2,320
Financial charges	29	(9,366)			(10,836)
Exchange gains and losses	30	(1,191)			4,690

Result before taxation		(40,952)	(12.8	) %	5,355	1.5%
Taxation	31	(511)			(8,824)

Net result including minority interest		(41,463)	(12.9	) %	(3,469)	(1.0	) %
Net result attributable to minority interest		(1)			—

Net result attributable to the Group		(41,464)	(12.9	) %	(3,469)	(1.0	) %
Basic earnings/(loss) per share*		(0.26)			(0.02)
Diluted earnings/(loss) per share**		(0.26)			(0.02)
Number of shares		159,360,037			158,826,407

Changes in consolidated shareholders’ equity – Ducati Group

in 2004

	As of 31.12.2003	Allocation of prior year results	Effect of translation to IFRS 01.01.2004	Changes in cumulative transition adjustment	Increase in share capital on exercise of stock options	Increase in reserve on sale of own shares	Other movements	Results for the year	As of 31.12.2004

Share capital	82,420	—	—	—	170	—	—	—	82,590
Share premium	19,487	—	—	—	66	(2,892)	—	—	16,661
Revaluation reserve, Law 342	46,265	—	—	—	—	—	—	—	46,265
Legal reserve	287	—	—	—	—	—	—	—	287
Reserve for own shares held	391	—	—	—	—	2,892	—	—	3,283
Cumulative translation adjustment	534	—	—	(1,523)	—		—	—	(989)
IFRS transition reserve	—	—	3,578	—	—		—	—	3,578
Other reserves	2,963	—					558 *		3,521
Retained earnings (losses)	6,011	40	—	—	—	—	—		6,051
Results for the year	40	(40)	—	—	—	—		(3,469)	(3,469)

Total Shareholders’ Equity	158,398	—	3,578	(1,523)	236	—	558	(3,469)	157,778

in 2005

	As of 31.12.2004	Allocation of prior year results	Effect of translation to IFRS 01.01.2005	Changes in cumulative transition adjustment	Increase in share capital on exercise of stock options	Increase in reserve on sale of own shares	Other movements		Results for the year	As of 31.12.2005

Share capital	82,590	—	—	—	277	—	—		—	82,867
Share premium	16,661	—	—	—	108	2,225	—		—	18,994
Revaluation reserve, Law 342	46,265	—	—	—	—	—	—		—	46,265
Legal reserve	287	802	—	—	—	—	—		—	1,089
Reserve for own shares held	3,283	—	(3,283)	—	—		—		—	—
Cumulative translation adjustment	(989)	—	—	1,799	—		—		—	810
IFRS transition reserve	3,578	—	64	—	—		—		—	3,642
Other reserves	3,521	—	—	—	—	—	1,238	*	—	4,759
Retained earnings (losses)	6,051	(4,271)	—	—	—	—	—		—	1,780
Results for the year	(3,469)	3,469	—	—	—	—			(41,464)	(41,464)

Total Shareholders’ Equity	157,778	—	(3,219)	1,799	385	2,225	1,238		(41,464)	118,742

*	This amount represents the valuation of the stock option plans, the matching entry for which is reflects in the results for the year.

As required by para. 96 of IAS 1, it is confirmed that the income and expenses for the year recorded directly to shareholders’ equity in accordance with IFRS comprise solely translation adjustments amounting to € (1,523) thousand in 2004 and € 1,799 thousand in 2005. There are no minority interests in these amounts.

Statement of consolidated cash flows

		As of	As of
		12/31/2005	12/31/2004
		€ 000	€ 000

Cash flow generated by operating activities
Net profit (loss) for the year		(41,464)	(3,469)
Conversion reserve		1,799	(989)
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
-	Non cash items for stock options	1,238	558
-	Amortisation	24,094	27,330
-	Devaluation	9,270	—
-	Taxes paid	4,230	5,268
Change in operating assets and liabilities
-	Working capital	35,043	(6,293)
-	Effects of IAS 39 and 32 adoption from 1 January 2005	(3,219)	—
-	Other current assets	1,570	2,517
-	Other current liabilities	4,266	6
-	Due to tax authorities	(8,283)	(7,890)
-	Deferred tax assets (net)	(2,997)	3,628
-	Deferred tax liabilities (net)	1490	2,205
-	Employee benefits	1,187	711
-	Provisions for charges	757	(140)
-	Restructuring Reserve	13,000	—

Net cash generated by operating activities (A)		41,981	23,442

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment		(10,928)	(10,613)
Net change in intangible fixed assets		(20,455)	(15,099)
Disposal from property, plant and equipment		354	219
Other fixed assets		17	139

Net cash used in investing activities (B)		(31,012)	(25,354)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)		10,969	(1,912)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		(13,248)	9,724
Interest		3,358	7,290
Change in minority interests		1	16
Increase in share capital and reserves		2,610	236

Change in cash generated by financing activities		(7,279)	17,266

Increase (decrease) in cash on hand, bank deposits and securities		3,690	15,354

Cash and cash equivalents, beginning of year		49,327	33,973

Cash and cash equivalents, end of period/ year		53,017	49,327

	Period ended	Period ended
	31.12.2005	31.12.2004
	€ 000	€ 000

Variation in net financial position
Cash variation from operational activities	41,981	23,442
Cash variation from investment	(31,012)	(25,354)
Capital increase and reserve	2,610	235
Minority interest equity	1	16

	13,580	(1,661)

Explanatory notes to the consolidated financial statements as of 31 December 2005

1.	Principal Accounting Policies

Ducati Motor Holding S.p.A. is a company formed under the laws of the Republic of Italy.  The company and its subsidiaries operate in more than 8 nations, principally in the production and sale of motorcycles, spare parts, accessories and clothing. The Group is based in Bologna (Italy).

The consolidated financial statements as of 31 December 2005 and 2004, prepared in thousands of euro (€), comprise the financial statements of Ducati Motor Holding S.p.A. (also referred to as “the company” or “the parent company”) and the following subsidiary companies (together, the “Ducati Group”):

		Capitale Sociale € 000	% di possesso		% di possesso	del Gruppo

Società	Sede		diretta	ind.	31.12.2005	31.12.2004

Ducati Deutschland G.m.b.h.	Colonia (D)	256	100%	—	100%	100%
Ducati France S.A.S.	Parigi (F)	605	100%	—	100%	100%
Ducati Japan K.K.	Tokyo (J)	134	100%	—	100%	100%
Ducati North Europe B.V.	L’Aia (H)	19	100%	—	100%	100%
Ducati U.K. Limited	Milton Keynes (U.K. )	79	100%	—	100%	100%
Ducati North America Inc.	Cupertino (USA)	352	100%	—	100%	100%
Ducati Corse S.r.l.	Bologna (I)	15,000	100%	—	100%	100%
Ducati Retail S.r.l.	Bologna (I)	110	99%	—	99%	99%
Ducati Consulting S.r.l.	Bologna (I)	100	85%	—	85%	85%
Ducati Desmo Finance 1 S.r.l.	Conegliano (I)	10	—	—	—	—

The share capital of Ducati Japan K.K., Ducati North America Inc. and Ducati U.K. has been translated to euro using the historical exchange rates.

There were no changes in the scope of consolidation during 2005 with respect to 2004.

Ducati Desmo Finance 1 S.r.l. has been included within the scope of consolidation in accordance with SIC 12, for the reasons described in notes (1.b.i) and (1.c.viii), even though the Group has no equity interest in this company or any de facto or legal right of control.

(a) General policies

European Parliament and Commission Regulation EC 1606/2002 of 19 July 2002 has come into force and, commencing from 2005, companies with a listing on a regulated market within the European Union must, for the first time, prepare consolidated financial statements in accordance with the international accounting standards (IFRS) issued by the International Accounting Standards Board and endorsed by the European Commission.

The consolidated financial statements as of 31 December 2005 have therefore been prepared in accordance with the international accounting standards (IFRS) in force at the balance sheet date, issued by the International Accounting Standards Board and endorsed by the European Commission. The IFRS are understood to include all the revised international accounting standards (“IAS”) and all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), which was previously known as the Standing Interpretations Committee (“SIC”).

The consolidated financial statements as of 31 December 2005 and 2004 have been prepared on an historical cost basis, except with regard to the following assets and liabilities: derivative financial instruments stated at their fair value as of 31 December 2005, buildings valued at deemed cost and other financial assets and equity investments stated at their fair value.

Up to and including the year ended 31 December 2004, the consolidated financial statements of the Ducati Group were prepared in accordance with the principles required by Italian statutory regulations, as interpreted and supplemented by the accounting standards issued by the Italian Accounting Profession and the documents issued by the O.I.C. (Italian Accountancy Board) or, in the absence thereof, by the International Accounting Standards Board (“Italian accounting standards”).

Preparation of the consolidated financial statements as of 31 December 2005 in accordance with IFRS has involved a change in accounting policies with respect to those used to prepare the last consolidated financial statements in accordance with Italian accounting standards.

In order to ensure comparability with the prior year, the Ducati Group has prepared a document entitled “Separate Appendix – Transition to International Accounting Standards (IFRS)”, attached to the explanatory notes to the consolidated financial statements, containing the approach to and the quantification of the effects of the transition to IFRS on the financial statements as of 31 December 2004, with respect to the financial statements prepared under Italian accounting standards, following the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

The amounts reported in the consolidated financial statements as of 31 December 2004, presented for comparative purposes, are those presented in the above “Appendix” attached to the explanatory notes to the consolidated financial statements as of 31 December 2005.

In this regard, as part of the consolidated half-yearly report as of 30 June 2005, the Ducati Group had already prepared and published the document required by Consob decision 14490 of 14 April 2005 entitled “Separate Appendix – Transition to International Accounting Standards (IFRS)” containing:

-	a description of the accounting policies adopted by the Ducati Group as from 1 January 2005;

-

the approach to and quantification of the effects of the transition to IFRS on the consolidated financial statements as of 31 December 2004, with respect to the financial statements prepared under Italian accounting standards, following the application of IFRS 1 (First-Time Adoption of International Financial Reporting Standards).

With respect to the consolidated statement of operations for 2004 published in the Appendix to the consolidated half-yearly report as of 30 June 2005, the presentation of certain captions has been improved by several formal changes as well as a number of reclassifications from other income to:

-

reduce the cost of sales by € 2,776 thousand, comprising costs of about € 1,430 thousand recharged to suppliers which represent, in substance, a true adjustment to the costs originally incurred, and other classification improvements totalling about € 1,346 thousand;

-	lower distribution costs by € 39 thousand;

-	decrease general and administrative expenses by € 114 thousand.

In addition, although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 17,898 thousand as of 31 December 2004, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

The accounting policies adopted for the preparation of the consolidated financial statements as of 31 December 2005 have also been applied on a consistent basis to the consolidated financial statements as of 31 December 2004 presented for comparative purposes and to the opening consolidated financial statements as of 1st January 2004 (arranged for the IFRS transition as requested by IFRS 1 and enclosed to the above mentioned “Appendix”), with the exception of the retrospective application of IAS 32 and IAS 39 relating, in particular, to the recording of financial instruments (recording of exchange and interest-rate hedges, own shares and loan-arrangement costs), the effects of which have been recognised commencing from 1 January 2005, as allowed by IFRS 1. The accounting policies applied to the opening balance sheet as of 1 January 2004, prepared for the transition to IFRS, are described in the Appendix to the Half-Yearly Report as of 30 June 2005 as required by IFRS 1.

The accounting policies have been applied on a consistent basis by all Group companies.

The Ducati Group reported a significant loss of € 41.5 million in 2005 and net borrowing as of 31 December 2005 is about 1.15 times the value of shareholders’ equity.

In view of recent market developments and these unsatisfactory results, management prepared a recovery plan for the period 2006-2010 during the last few months of 2005, which was presented to the parent company’s Board of Directors on 16 December 2005. Rather than pursue an aggressive sales growth policy, the principal objective of this plan is to improve margins and cash generation by repositioning towards the models at the top end of the range, which earn higher margins, while also working to reduce overheads. Management believes that the Group has the ability to compete successfully at the top end of the market, although changed competitive conditions require plans for a reduced presence at lower levels.

The recovery plan forecasts a further loss in 2006, a breakeven position in 2007 and a return to profitability from 2008 onwards. In order to achieve this objective, it will be necessary to obtain additional financial resources via an increase in share capital by € 80.0 million, and to commence the presentation of new top-end models from 2007.

At the meeting held on 16 December 2005, the Board of Directors decided and communicated to the market:

-

the calling of an Extraordinary Shareholders’ Meeting to examine a proposal to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years, by a maximum of Euro 80.0 million, via the issue of ordinary shares in the Company carrying the same rights as those already in circulation, to be offered first under option to existing shareholders. The Extraordinary Shareholders’ Meeting held on 26 January 2006, in second calling, approved the Board’s proposal;

-

the recording in the 2005 financial statements of a provision for restructuring totalling € 13.0 million, to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company’s organisational structure.

As a consequence of the results reported for 2005, the Group has not complied with the financial covenants contained in the loan contract for € 100.0 million signed in May 2005, the principal characteristics of which are described in note 16 to the consolidated financial statements. Failure to comply with these covenants gives the Financing Banks the right to request repayment of the loan granted. On 16 December 2005 the parent company requested the banks participating in the above loan to grant an exception to the financial convenants for 2005 contained in the loan contract (in substance requesting that the financial covenants for 2005 need not be met) and to modify them for the future in line with the new plan. Agreement from the Lead Bank and the Financing Banks to the proposed changes and the contract exception request was received on 13 February 2006.  This agreement is subject to completion of the following transactions:

(a)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;

(b)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;

(c)

signature by UBM, no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

On 1 March 2006, Texas Pacific Group (“TPG”) and Investindustrial Holdings S.A. made separate press releases to announce signature of the final agreement for the purchase by Investindustrial Holdings S.A. from TPG of 30% less one share of the share capital of Ducati Motor Holding S.p.A. (without taking account of any own shares held by Ducati Motor Holding S.p.A.). As explained in the above press releases from TPG and Investindustrial Holdings S.A, the transaction is due to be completed during March 2006, subject to approval from the German anti-trust authorities, the absence – between  the date of signing and the date of completing the transaction – of events with a significant adverse effect on the activities of Ducati or actions that prevent the closing, and the non-withdrawal, or the absence of significantly worse terms and conditions, of the consent given by the Lead Bank and the financing banks to the proposals presented by Ducati Motor Holding S.p.A. o make modifications and allow exceptions to the May 2005 loan contract. The completion of the transaction between TPG and Investindustrial Holdings S.A. is also subject to the non-revocation, or absence of changes unfavourable to Ducati Motor Holding S.p.A., of the loan contract signed on 23 February 2006 (and communicated to the market by a press release on 1 March 2006), whereby Ducati has obtained a new line of credit of € 35 million from Unicredit Banca D’Impresa, for a guaranteed period of 5 years, and to the arrangement by Ducati Motor Holding S.p.A. of one or more additional loan contracts totalling € 25 million on terms and conditions that are essentially no less favourable to Ducati than those applying to the above loan agreement for € 35 million. In this regard, negotiations are currently in progress with other banks to obtain this additional loan of € 25 million.

As communicated in the above press release from Investindustrial Holdings S.A. on 1 March 2006, the transaction also envisages that Investindustrial Holdings S.A. will take up its option rights to subscribe to the planned share capital increase by a maximum of € 80 million (the “Offer”). With reference to the Offer, UBM signed a preliminary agreement with Ducati Motor Holding S.p.A. and Investindustrial Holdings S.A. on 28 February 2006, effective until 31 May 2006, to underwrite the issue and subscribe for any shares that are not taken up in the context of the Offer (after the exercise in full of the option rights due to Investindustrial Holdings S.A. on completion of the acquisition).

In view of the change in Group strategy to focus on top-end models, the recovery plan referred to above has resulted in the following provisions and writedowns being recorded in the consolidated financial statements as of 31 December 2005, with a significant impact on the results for the year:

	Effect on (€ million)

	Gross	Operating	Results before
	operating profit	result	taxation

Provision for restructuring (note 13)	—	13.0	13.0
Writedown of capitalised development projects (note 7)	9.3	9.3	9.3
Writedown of inventories (note 3)	5.0	5.0	5.0
Supplier penalties for cancelling orders (notes 13 and 23)	0.9	0.9	0.9

Total effect	15.2	28.2	28.2

The consolidated financial statements as of 31 December 2005 have been prepared on a going-concern basis since management believes that the recovery plan prepared for the period 2006-2010 will in future return the Group to financial equilibrium and satisfactory economic results; management believes that the Ducati Group has the potential to compete at the top-end of the market.

(b) Consolidation principles

(b.i) Subsidiary companies

Subsidiary companies are those over which the Group exercises control. Such control exists when the Group has the power, directly or indirectly, to determine the financial and operating policies of a company in order to benefit from its activities. Ducati Desmo Finance 1 S.r.l., the vehicle company formed specifically for the securitisation transaction arranged in accordance with Law 130/99 and described in note 21, has been treated as a subsidiary company and therefore consolidated since, as established by SIC-12 – Consolidation - Special-purpose entities (SPE), subscription by the seller for asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. Positive differences between purchase cost and the Group’s interest in the fair value of such assets and liabilities are classified as goodwill and recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

The financial statements of subsidiaries are included in the consolidated financial statements from the time that control is established until the moment in which such control ceases to exist. Minority interests in shareholders’ equity and net results are classified separately in the consolidated balance sheet and statement of operations.

The accounting reference date for all Group companies is 31 December.

(b.ii) Associated companies and companies under joint control

The Group does not hold any equity interests in associated companies or companies under joint control.

(b.iii) Transactions eliminated on consolidation

All balances and transactions between Group companies, including revenues, costs and dividends, are eliminated on consolidation together with any unrealised profits and losses on intercompany transactions. Unrealised gains and losses arising from transactions with consolidated companies are eliminated in proportion to the Group’s equity interest in such companies.

(b.iv) Consolidation of foreign companies

The financial statements of Ducati North America Inc., Ducati Japan K.K. and Ducati U.K. Ltd, are expressed in dollars, yen and pounds sterling respectively. These statements are translated using the year-end exchange rates for assets and liabilities and the transaction-date exchange rates for the statement of operations.  For practical reasons, the statement of operations is translated using the average rates for the year, if this does not result in significant differences with respect to using the transaction-date exchange rates. The resulting translation differences are reflected in the “Cumulative translation adjustment” within consolidated shareholders’ equity. If an equity investment is sold, the related cumulative translation adjustment is released to the statement of operations. Goodwill and adjustments to the fair value identified on the acquisition of a foreign company are recorded in the currency concerned and translated using the year-end exchange rate.

The following exchange rates have been applied:

	31.12.2005		31.12.2004

Valute	fine periodo	medio	fine periodo	medio

Dollaro U.S.A.	1.1797	1.2448	1.3621	1.2433
Yen giapponese	138.9	136.87	139.65	134.398
Sterlina inglese	0.6853	0.6839	0.70505	0.6786

On the first-time adoption of IFRS, the cumulative translation adjustments arising from the consolidation of foreign companies located outside of the Euro area were eliminated, as allowed by IFRS 1 (IFRS 1.21); accordingly, the gains or losses deriving from the subsequent sale of such companies will only include the translation adjustments generated subsequent to 1 January 2004.

(c) Accounting policies

(c.i) Foreign currency transactions

Foreign currency transactions are recorded initially using the exchange rates applying on the date they took place. Monetary assets and liabilities denominated in foreign currencies at the accounting reference date are translated using the exchange rates applying on that date. The exchange differences arising on the settlement of monetary items, or on their translation using rates other than those used at the time they were initially recorded in the current or prior years, are reflected in the statement of operations. Non-monetary, foreign currency items stated at historical cost are translated using the exchange rates applying at the time the related transactions were initially recorded. Non-monetary, foreign currency items stated at fair value are translated using the exchange rates applying at the time such values were determined.

(c.ii) Own shares

Commencing from 1 January 2005, own shares are recorded as a deduction from shareholders’ equity, as required by IAS 32.  This deduction is based on their market value at the time of acquisition, determined with reference to the stock market price for the shares. Subsequent changes in the carrying value of own shares and the revenues deriving from any subsequent sales are recorded as changes in shareholders’ equity.

Given that the Ducati Group has applied IAS 32 with effect from 1 January 2005, the own shares held as of 31 December 2004 have been classified in accordance with the previous Italian accounting standards as assets in the “Cash and cash equivalents” caption of the balance sheet, and stated at the lower of purchase cost or their market value determined with reference to the stock market price for the shares at the balance-sheet date. A corresponding reserve has also been recorded as part of shareholders’ equity.

(c.iii) Inventories

Inventories are stated at the lower of purchase and/or production cost or their corresponding net realisable value, which is determined based on market conditions having regard for the related selling expenses. Purchasing costs include the amounts paid to suppliers and any directly related charges. Manufacturing costs include the expenses incurred to bring products to their present state and condition at the balance sheet date. These include both specific product costs and the general production overheads that are attributable to them. In particular, all types of inventory are valued on a F.I.F.O. cost basis. Inventories are stated net of an allowance that reflects losses on obsolete and slow-moving items.

(c.iv) Property, plant and equipment

(c.iv. 1) Cost

Property, plant and equipment are recorded at purchase cost, including any directly related charges. Ordinary maintenance and repair expenditure that does not increase the value of the assets concerned is expensed as incurred. Improvement expenditure that increases the useful lives of property, plant and equipment is capitalised and depreciated over the residual lives of the assets concerned. All other costs are charged to the statement of operations as incurred.

Assets under construction are recorded at cost and classified as “Construction in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to depreciation.

As required by IAS 17, fixed assets acquired under finance leasing contracts which, in substance, transfer all the risks and benefits of ownership to the Group, are recorded using finance lease accounting methodology. This involves capitalisation of the original value of the asset and recognition of the outstanding principal due to the provider of finance, as well as the depreciation of the asset over its estimated economic and technical useful life. The principal element of lease instalments is deducted from the outstanding liability to the lessor, while the interest element is charged to the statement of operations.

Leased assets for which the lessor retains substantially all the risks and benefits of ownership are classified as operating leases. The costs of operating leases are charged to the statement of operations over the lives of the related lease contracts.

At the time of the transition to IFRS on 1 January 2004, the exemption allowed by IFRS 1 (IFRS 1.16) was applied to the valuation of “Buildings” which, accordingly, were recorded at deemed cost, being their fair value on that date determined by an independent appraisal.

(c.iv. 2) Depreciation

Property, plant and equipment are systematically depreciated on a straight-line basis using rates considered to reflect fairly the residual, economic and technical useful lives of the related assets. The following annual depreciation rates are used:

Annual depreciation rates

Buildings	3-10%
Plant and machinery	6.6-8.3%
Industrial and commercial equipment	25-30%
Other assets	10-25%

(c.v) Intangible assets

(c.v. 1) Goodwill

When businesses are acquired, their identifiable assets, liabilities and contingent liabilities are recorded at the fair value at the time of acquisition. Positive differences between purchase cost and the Group’s interest in the fair value of such assets and liabilities are classified as goodwill and recorded in the balance sheet as an intangible asset. By contrast, any negative differences (“negative goodwill”) are credited to the statement of operations at the time of acquisition.

Goodwill is deemed to be an asset with an indefinite life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets, to identify any losses of value at the level of the cash-generating unit to which such goodwill has been allocated by management. Any write-downs are not subject to reinstatement in the future.

On disposal of all or part of a previously-acquired business involving the recognition of purchased goodwill, the extent of the disposal gain or loss is determined having regard for the residual value of such goodwill.

On the first-time adoption of IFRS, the Group elected not to apply IFRS 3 – Business combinations with retroactive effect for the businesses acquired before 1 January 2004; accordingly, the goodwill arising on acquisitions prior to the IFRS transition date is stated at the value previously determined under Italian accounting standards, subject to recognition of any losses in value identified.

(c.v. 2) Brand name

The brand name is deemed to be an intangible asset with an indefinite useful life and is not amortised, but subjected to annual impairment testing, or more frequently if there is evidence (specific events, changed circumstances) of a possible loss of value, as required by IAS 36 – Impairment of assets to identify any losses of value at the level of the cash-generating unit to which the brand name has been allocated by management.

(c.v. 3) Other intangible assets

Other purchased or internally-produced intangible assets are recorded, in accordance with IAS 38 – Intangible assets, when it is likely that their use will generate future economic benefits and their cost can be determined on a reliable basis.

These assets are recorded at purchase or production cost and amortised on a straight-line basis over their estimated useful lives.

The costs of arranging loans and issuing bonds were recorded as fixed assets as of 31 December 2004, in accordance with Italian accounting standards, and amortised over the lives of the related loans. IAS 39 has been applied from 1 January 2005 and the residual book value of these deferred costs at that date has been eliminated and considered in the valuation, on an amortised-cost basis, of the related loans and bonds.

The other intangible assets recorded on the acquisition of a business are classified separately from goodwill, if their fair value can be determined on a reliable basis.

Gains and losses arising on the disposal of intangible assets comprise the difference between their disposal and book values, and are reflected in the statement of operations at the time of disposal.

Assets not yet ready are recorded at cost and classified as “Assets in progress” until the work has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortisation.

Research costs are expensed to the statement of operations as incurred.

The costs of development projects for the production of motorcycles and engines are only capitalised if the conditions specified in IAS 38 – Intangible assets (IAS 38. 57), are met, namely:

-	demonstrable technical feasibility of the product;

-	intention of the company to complete the development project;

-	reliable determination of the costs incurred for the project;

-	recoverability of the amounts recorded from the future economic benefits expected to derive from the development project.

Capitalised development costs comprise solely the costs incurred that are directly attributable to the development process and are amortised on a systematic basis, commencing from the start of production, over the expected life of the product which is usually five years.

Development projects in progress are recorded at cost and classified as “Intangible assets in progress” until the project has been completed; upon completion, the cost is reclassified to the appropriate caption and subjected to amortisation.

Other intangible assets are amortised on a straight-line basis over the following periods:

-	development costs: five years;

-	software: two / five years.

(c.vi) Impairment of assets

At least once each year, the Group verifies the recoverability of its tangible and intangible assets (including capitalised development costs), in order to determine if there is any evidence that such assets may have suffered a loss in value. If there is any such evidence, the recoverable value of the assets concerned is estimated to determine the extent of the related loss in value. Intangible assets with an indefinite useful life and intangible assets not yet available for use are subjected to an impairment test each year, or more frequently if there is evidence of a possible loss of value (IAS 36.10a).

When the recoverable value of an individual asset cannot be estimated, the Group estimates the recoverable value of the cash-generating unit to which the asset belongs.

The recoverable value of an asset is the greater of its fair value net of selling costs or its value in use. The value in use of an asset is determined with reference to its detailed income stream (layer valuation), gross of taxation, applying a pre-tax discounting rate that reflects current market assessments of the time value of money and the risks specific to the asset. A loss in value is recognised if recoverable value is lower than book value. If, subsequently, an impairment loss other than for goodwill is recovered, in whole or in part, the book value of the asset or cash-generating unit is increased to reflect the new estimated recoverable value, without exceeding the value that would have been reported had no losses in value been recorded previously. The recovery of an impairment loss is recognised immediately in the statement of operations.

(c.vii) Financial instruments

The provisions of IAS 39 are applied to all financial assets and liabilities and all financial instruments, except for certain categories specified in IAS 39. IAS 32, associated with IAS 39, applies to all financial assets and indicates the criteria to be applied for their fair presentation in the financial statements.

Since the international accounting standards relating to these transactions (IAS 39 and 32) have been applied with effect from 1 January 2005, the consolidated balance sheet as of 31 December 2004 and the consolidated statement of operations for 2004, presented for comparative purposes, continue to report them in accordance with Italian accounting standards. With regard to the Ducati Group, the financial instruments for which IAS 32 and 39 have only been applied with effect from 1 January 2005 are: own shares, derivatives that hedge exchange-rate and interest-rate risk, and bank loans.

The Ducati Group’s principal financial instruments comprise:

(c.vii. 1) Cash and cash equivalents

Cash and cash equivalents include bank deposits and cash on hand stated at nominal value equivalent to fair value. As of 31 December 2004, they also include own shares valued on the basis described in note 1.c.ii “Own shares”.

(c.vii. 2) Trade receivables

Trade receivables collectible on normal trade terms are stated at the fair value  of the initial consideration given in exchange plus the related transaction costs. The value of unrecoverable amounts is estimated with reference to the present value of expected cash flows.

(c.vii. 3) Investments in other companies

Investments in other companies (normally those where the holding is less than 20%) are recorded at cost and adjusted to their fair value at the balance-sheet date with a matching entry to shareholders’ equity. They are valued at purchase cost if quotations in an active market are not available and their fair value cannot be determined on a reliable basis.  Valuations are performed on a regular basis in order to determine if there is any objective evidence that such equity investments may have suffered a loss of value. If such objective evidence is identified, the loss of value is charged to the statement of operations.

(c.vii. 4) Long-term securities

Securities for which there is both the intention and the ability to retain them until they mature (held-to-maturity securities) are recorded with reference to the trade date and valued, at that time, at acquisition cost including any transaction charges. Subsequently, given their pre-determined maturity dates, they are valued on an amortised-cost basis using the effective interest method.

(c.vii. 5) Trade payables

Trade payables falling due on normal trade terms are stated at the fair value of the initial consideration given in exchange plus the related transaction costs.

(c.vii. 6) Other financial assets and liabilities

Other financial assets that the Group intends and is able to hold until maturity are recorded at amortised cost, including the related transaction costs. Financial assets held for sale are initially recorded at cost, including transaction costs, and adjusted to their fair value at the balance-sheet date with a matching entry to shareholders’ equity. Financial assets with a pre-determined maturity date that are not listed in an active market, and whose fair value cannot be determined on a reliable basis, are valued on an amortised-cost basis, while those without a pre-determined maturity date are valued at purchase cost. Amortised cost is determined using the effective interest method. Valuations are performed on a regular basis in order to determine if there is any objective evidence that a financial asset or group of assets may have suffered a loss of value. If such objective evidence is identified, the loss of value is charged to the statement of operations.

With the exception of derivative financial instruments, financial liabilities are initially recorded at cost, net of any transaction costs directly attributable to their creation. Following initial recording, financial liabilities are valued on an amortised-cost basis using the original effective interest method.

(c.vii. 7) Derivative financial instruments

Derivative financial instruments are only used for hedging purposes, in order to reduce exchange rate, interest rate and market price risks. As required by IAS 39, derivative financial instruments are only recorded on a hedge-accounting basis when, at the start of the hedge, they are formally designated as such, the hedge relationship is documented, the hedge is expected to be highly effective, such effectiveness can measured reliably and the hedge proves highly effective over the various accounting periods it is designated to cover.

In order to hedge exchange-rate and interest-rate risk, the Group arranges derivative contracts to cover expected total orders and contracts to hedge the effect of interest-rate fluctuations. Although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value and the gains and losses arising from their valuation on this basis are recorded immediately in the statement of operations.

(c.viii) Sale of receivables

The Ducati Group securitizes a significant portion of its trade receivables; the details of this programme are described in note 21 “Securitisation of receivables”.

Securitisation involves the sale without recourse of a portfolio of receivables to a vehicle company (Ducati Desmo Finance 1 S.r.l., also referred to as the SPE – special-purpose entity) established specifically for the securitisation transaction pursuant to Law 130/99.

The vehicle company finances the purchase of these receivables via the issue of securities guaranteed by them (asset-backed securities), being securities whose repayment and interest flows depend on the cash flows generated by the portfolio of receivables. The asset-backed securities are divided into classes depending on their seniority and rating: the most senior classes are placed in the market and taken up by investors; the more junior classes,  whose repayment is subordinated to that of the senior classes, are normally taken up by the seller. Accordingly, the residual involvement of the seller in the receivables sold is limited to the value of the junior securities taken up.

In accordance with SIC-12 – Consolidation - Special-purpose entities (SPE), the vehicle company is included within the scope of consolidation since subscription by the seller for the asset-backed junior securities results, in substance, in the acquisition of control over the SPE.

If the Ducati Group sells receivables without recourse to factoring companies, excluding those covered by the securitisation contract, such receivables are eliminated from the balance sheet at the time of the disposal since they meet the derecognition requirements established in IAS 39.

(c.ix) Provisions for charges

Provisions for charges are recorded by the Group when:

-	there is a legal or implicit obligation to third parties;

-	it is likely that resources will have to be used to settle the obligation;

-	the amount of the obligation concerned can be estimated reliably.

An implicit obligation is an obligation that arises at the time the Group, in accordance with consolidated practice, public business policies or a sufficiently specific announcement, makes it known to other parties that it will accept the obligation, such that as a result an expectation arises in the minds of third parties that the Group will honour such obligation.

Provisions for restructuring charges are recorded by the Group when:

-	there is a legal or implicit obligation to third parties;

-	it is likely that resources will have to be used to settle the obligation;

-	the amount of the obligation concerned can be estimated reliably;

-	a formal programme identified the principal characteristics of the restructuring plan;

-

interested third parties have a valid expectation that the Group will carry out the restructuring work because implementation has already started or because the salient points have already been communicated to them.

Changes in the extent of such provisions are recorded in the statement of operations for the period in which the need for such changes is identified.

Provisions represents the best estimate of the amount the Group would have to pay at year end to settle the obligation or transfer it to third parties. If the discounting effect on the value of money is significant, these provisions are determined by discounting the expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. Following discounting, the increase in the provision due to the passage of time is recorded as a financial charge.

(c.x) Employee benefits

(c.x. 1) Pension plans

The employees’ leaving entitlements (TFR) recorded by the Group’s Italian companies are deemed to represent a defined-benefits plan pursuant to IAS 19.  The benefits guaranteed to employees in the form of their TFR entitlement, and paid to them upon termination of the employment relationship, are recorded as their right to collect such benefits accrues. The liability for benefits to be paid on the termination of employment is determined based on actuarial assumptions and recorded on an accruals basis consistent with the work performed to obtain such benefits; the extent of the liability is determined by independent actuaries. The gains and losses determined by the actuarial calculations are recognised as revenues or costs in the statement of operations when the cumulative net value of the actuarial gains and losses not recorded in relation to each plan at the end of the prior year exceeds, by more than 10%, the higher of the obligations under the TFR plan or the fair value of the plan’s assets at that date (the so-called “corridor” method).

On the first-time adoption of IFRS, the Group decided to record all the actuarial gains and losses accumulated up until 1 January 2004, despite having elected to apply the corridor method in relation to subsequent actuarial gains and losses.

The Group’s foreign companies do not have any significant pension plans.

(c.x. 2) Compensation in the form of stock options

The Group recognises additional benefits to certain managers, staff and consultants via stock option plans. In accordance with IFRS 2 – Share-based payments, these are deemed to be equity-settlement plans and, accordingly, the total fair value of stock options at the grant date must be charged to the statement of operations as a cost. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited to shareholders’ equity.

The Group has applied the exemption allowed by IFRS 1 (IFRS 1.25b) and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005).

(c.xi) Costs and revenues

Costs and revenues are recorded by the Group to the extent that an inflow or outflow of economic benefits is likely, and their amount can be estimated on a reliable basis. Revenues and other income, costs and charges are recorded net of returns, discounts, allowances and rebates.

Revenues from the sale of goods are recognised at the time of delivery to the freight forwarders when, under the related contract terms, ownership passes to the purchaser or, in the case of sales with the reservation of title, the latter essentially accepts all the risks normally associated with ownership.

In addition, although the IFRS do not specifically cover the classification of dealer incentives (usually based on volume sold), these costs have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

Sponsorship revenues are recognised as other revenues on an accruals basis over the lives of the related contracts, which usually reflect the length of the sporting season; the remuneration of the riders and the racing team is recognised on an accruals basis, with reference to the duration of the contracts concerned.

The cost of services is recognised on an accruals basis at the time they are received.

Grants from the Ministry for Productive Activities are recorded as other revenues when it becomes reasonably certain that the Group will comply with the required conditions and that the related grants will be collected, which generally coincides with the expiry of the contractually-agreed payment period of 60 days from the presentation of the related progress reports. In particular, under the terms of the concession decrees and in the absence of any objection from the Ministry for Productive Activities or the programme manager, the Group believes that it is entitled to collect the grants and that the revenue has become certain, even though the amounts will only be paid out when the related liquidity becomes available to the programme manager.

If the grants relate to capitalised charges, they are deferred and released to match the related amortisation expense.

Financial income and expense is recognised on an accruals basis with reference to the interest accrued on the net value of the related financial assets and liabilities, determined using the effective interest rate.

(c.xii) Taxation

Income taxes include all the taxes charged on the Group’s taxable income. Income taxes are recorded in the statement of operations, except for those relating to items credited or debited directly to shareholders’ equity, in which case the related tax effect is recognised directly as part of shareholders’ equity. Provisions for taxation that might arise on the transfer of undistributed retained earnings from subsidiary companies are only recorded if there is a real intention to transfer such earnings. Other taxes unrelated to earnings, such as property and capital taxes, are recorded as other operating expenses. Deferred tax assets/liabilities are recorded using the full liability method. These are calculated on all the timing differences between the fiscal value of assets and liabilities and the book value recorded in the consolidated financial statements, with the exception of non-deductible goodwill and the differences arising on investments in subsidiary companies that are not expected to reverse in the foreseeable future, and on carried-forward tax losses. Deferred tax assets are recognised to the extent that future taxable income is likely to be sufficient for their recovery. The recoverability of deferred tax assets is reviewed at the end of each accounting period and any amounts whose recovery is no longer deemed likely are charged to the statement of operations.

Current, prepaid and deferred tax assets and liabilities are offset when the related income taxes are charged by the same tax authority and a legal right of offset exists. Deferred tax assets and liabilities are determined using the tax rates that are expected to apply, in the various tax areas in which the Group operates, when the related timing differences become deductible or taxable or expire in accordance with current legislation.

(c.xiii) Dividends

Dividends payable are reported as changes in shareholders’ equity in the period in which they are authorised by the shareholders’ meeting.

Dividends to be received are recorded on the date of the related shareholders’ resolution.

(c.xiv) Earnings per share

Basic earnings per share represents the parent company’s interest in the net results, divided by the weighted-average number of ordinary shares in circulation during the year, excluding any own shares held.

Diluted earnings per share is determined by adjusting the weighted-average number of ordinary shares in circulation on the assumption that all options granted with a diluting effect will be converted into ordinary shares. The Ducati Group’s stock options fall into the category of potential ordinary shares with a diluting effect.

(c.xv) Use of estimates

The preparation of the consolidated financial statements and related notes in accordance with IFRS has required management to make estimates and assumptions which affect the reported value of assets and liabilities, as well as the information provided in relation to contingent assets and liabilities at the balance sheet date. The actual results to be recorded in future may differ from these estimates. The estimates are made to record provisions for collection losses, obsolete inventories, depreciation and amortisation, the impairment of assets, employee benefits, taxation, restructuring and other expected losses. Estimates and assumptions are reviewed periodically and the effects of any changes are recorded immediately in the statement of operations.

(c.xv) New accounting policies

No accounting standards or interpretations with a significant impact on the consolidated financial statements have been issued or revised with effect from 1 January 2005.

The IASB issued an amendment to IAS 19 – Employee Benefits in December 2004, allowing actuarial gains and losses to be recognised immediately, in the period they arise, as an adjustment to a specific equity account, rather than directly to the statement of operations. This amendment also provides a guide to the allocation among the various Group companies of a Group defined-benefits plan. This amendment is effective from 1 January 2006.  The Group is assessing the impact that such changes might have.

The IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement in April 2005 that permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash-flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect the consolidated financial statements. The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in equity in accordance with IAS 39 rules must be reclassified to the statement of operations in the period in which the foreign currency risk of the hedged transaction affects the consolidated statement of operations.

The IASB issued an amendment to IAS 39 – Financial Instruments: Recognition and Measurement in June 2005 to restrict the use of the option to designate any financial asset or liability to be measured at fair value through the statement of operations (the so-called “fair value option”). This revision of the standard limits the use of this option to the financial instruments that meet the following conditions:

-	the fair value option designation eliminates or significantly reduces an accounting mismatch;

-

a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy, and

-	an instrument contains an embedded derivative that meets particular conditions.

These amendments to IAS 39 are effective from 1 January 2006. The Group is assessing the impact that such changes might have.

The IASB issued a new standard, IFRS 7 – Financial Instruments: Disclosures, in August 2005 together with a complementary amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosures. IFRS 7 requires disclosures about the significance of financial instruments for an entity’s financial position and performance. These disclosures incorporate many of the requirements previously contained in IAS 32 – Financial Instruments: Disclosure and Presentation. The new accounting standard also requires information about the exposure to risks deriving from the use of financial instruments, and a description of management’s objectives, policies and processes for managing such risks. The amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.

IFRS 7 will be effective from 1 January 2007. The Group is assessing the impact that such changes might have.

The IASB issued an amendment to IAS 39 and IFRS 4 in August 2005 covering the accounting treatment of guarantees given. Under this amendment, financial guarantee contracts must be included in the issuer’s balance sheet:

-	initially at fair value;

-

subsequently, at the higher of (i) the best estimate of the amount required to meet the obligation at the reference date, determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and (ii) the amount initially recognised less any accumulated amortisation recognised in accordance with IAS 18 – Revenue.

The amendment to IAS 39 is effective from 1 January 2006. The Group is assessing the impact that such changes might have.

2.	Trade receivables

Trade receivables are analysed as follows:

Trade receivables	31.12.2005	31.12.2004

Domestic customers	41,107	49,088
Foreign customers	66,558	73,225

Gross total	107,665	122,313
Allowance for doubtful accounts	(5,433)	(3,691)

Net total	102,232	118,622

The reduction in amounts due from customers is directly related to the decline in sales.

The recent changes in the allowance for doubtful accounts are as follows:

	31.12.2005	31.12.2004

Opening balance	3,691	3,314
Provisions	2,371	1,176
Effect of translating the financial statements of foreign companies and other movements	70	(3)
Utilisations	(699)	(796)

Closing balance	5,433	3,691

Provisions were made during 2005 to cover collection risks relating, in particular, to the customers of Ducati Corse S.r.l., Ducati North America Inc. and Ducati France S.A.S.

Trade receivables gross total are analysed below by geographical area:

	31.12.2005	31.12.2004

Italy	41,107	49,008
United States	6,480	7,078
Japan	9,362	7,100
United Kingdom	7,489	8,834
Germany	18,447	22,203
France	11,178	11,660
Benelux	2,202	2,859
Austria	3,426	2,704
Spain	839	1,371
Switzerland	4,125	6,215
Other nations	3,010	3,281

Total	107,665	122,313

3.	Closing inventories

Closing inventories, stated net of the allowance for obsolete and slow-moving inventory, comprise:

	31.12.2005	31.12.2004

Raw, ancillary and consumable materials	6,375	6,111
Allowance	(1,134)	(436)

	5,241	5,675
Work in process and semi-finished products	12,520	14,790
Allowance	(2,482)	(1,114)

	10,038	13,676
Finished products	76,080	78,828
Allowance	(9,979)	(5,886)

	66,101	72,942

Total	81,380	92,293

Spare parts are classified together with finished products in order to reflect more closely the way they are used, given that they are mostly held for sale.

The decrease in closing inventories since 31 December 2004 was largely due to reduced production following the decline in demand, as well as to the obsolescence provision recorded in relation to motorcycles that will not be manufactured any more.

The recent changes in the inventory allowance are as follows:

	31.12.2005	31.12.2004

Opening balance	7,436	7,061
Net change during the year	6,061	364
Effect of translating the financial statements of foreign companies and other movements	98	11

Closing balance	13,595	7,436

The increase in the net change recorded in 2005 is attributable to the situation described in note 1a regarding the recovery plan.

4.	Other current assets

Other current assets comprise:

	31.12.2005	31.12.2004

VAT recoverable	3,622	2,480
Tax advances and other tax credits	2,433	1,268
Advances to suppliers	1,605	1,099
Credit Link	—	15,000
Other receivables	859	1,729
Accrued income and prepaid expenses	698	4,211

Closing balance	9,217	25,787

The significant decrease in accrued income and prepaid expenses as of 31 December 2005 with respect to the prior year mainly reflects the valuation of derivative financial instruments in accordance with IAS 39 from 1 January 2005, as allowed by IFRS 1.

The Credit Link for € 15,000 thousand was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also repaid on the same date.

5.	Property, plant and equipment

Property, plant and equipment as of 31 December 2005, € 66,556 thousand, is stated net of accumulated depreciation totalling € 88,197 thousand, of which € 14,306 thousand was charged in the year ended 31 December 2005.

Land and buildings include leasehold improvements of € 2,110 thousand. These improvements relate to a building involved in a sale and lease-back arrangement, as explained further below, and are being amortised over their estimated useful lives.

The changes in property, plant and equipment during 2005 and 2004 are summarised below:

Total property, plant and equipment	31.12 .2005	31.12.2004

Opening balance	70,288	74,842
Additions and other changes	10,928	10,613
Depreciation	(14,306)	(14,948)
Net decreases	(354)	(219)

Closing balance	66,556	70,288

The changes during 2005 and 2004 in the various captions comprising property, plant and equipment are analysed in Attachments 1 and 2.

The depreciation of property, plant and equipment has been charged to the statement of operations as follows:

	31.12.2005	31.12.2004

Cost of sales (note 23)	11,705	12,544
General and administrative expenses (note 27)	2,601	2,404

Total	14,306	14,948

As of 31 December 2005, the Group is party to leasing contracts for industrial buildings, machinery and robotised workstations.

Ducati Motor Holding S.p.A. has entered into a “sale and lease-back” transaction involving an industrial building located within the factory complex at Via A. Cavalieri Ducati 3, Bologna.

The transaction involved selling the building at around book value to “Locafit Locazione Macchinari Industriali S.p.A.”, a leasing company, in 2001 for € 20,710 thousand, and then signing a lease-back contract with the same company.

This contract has a duration of 8 years from the date it was signed.

By way of consideration for the finance lease on the building, Ducati Motor Holding S.p.A. will pay Locafit S.p.A. a total of 32 quarterly lease instalments, as established in the contract.

The nature of the finance lease liability is analysed below:

	31.12.2005	31.12.2004

Current portion	3,612	3,890
Long-term portion	9,518	13,090

Total lease liability	13,130	16,980
Less interest element	(729)	(1,959)

Present value of lease liability	12,401	15,021
Current portion (principal) (note 16)	3,280	3,152
Long-term portion (principal) (note 16)	9,121	11,869

Total	12,401	15,021

6.	Goodwill and intangible assets with an indefinite life

Goodwill and intangible assets with an indefinite life comprise:

	31.12.2005	31.12.2004

Brand name	71,249	71,249
Goodwill	14,801	14,801

Closing net book value	86,050	86,050

The brand name consists of the “Ducati” name, which was purchased for the amount established at the time the motorcycle division was acquired from Ducati Motorcycles S.p.A. in 1996.

As of 31 December 2005, the brand name is pledged to secure the syndicated loan arranged on 9 May 2005 by Ducati Motor Holding S.p.A., as described further in note 16.

Goodwill mainly reflects the amount recognised on the conferral of business activities in 1996, which was determined with reference to market conditions and expectations for the duration and development of the business. This balance also includes the goodwill paid in 1998 on the reorganisation of the French and German distribution networks and the difference between the book value of equity investments and the related interest in their shareholders’ equity at the time of acquisition.

The Group elected not to apply IFRS 3 – Business Combinations retrospectively with regard to the businesses acquired prior to the IFRS transition date. Accordingly, on the transition to IFRS, goodwill and the brand name with an indefinite life were stated at the carrying value previously determined under Italian accounting standards.

The intangible assets with an indefinite life were subjected to an impairment test (recoverable value) as of 31 December 2005, as required by IAS 36.

Goodwill was allocated in full to the “High Margin Motorcycles” cash-generating unit (CGU), consisting of the Superbike and Sportclassic motorcycles, while the Ducati brand name was allocated as follows:

Cash Generating Unit	Segment	Amount Allocated

High Margin Motorcycles	Motocycles	54,937
Spare parts	Spare parts	8,715
Accessories and Apparel	Accessories and Apparel	6,648
Other	Other	949

Total		71,249

The allocation was based on the sales of the individual CGUs / segments.

The recoverable value of the brand name has been estimated using the so-called “Royalty Relief Method”. The level of royalties (gross of taxation) in the automotive sector normally ranges between 5% and 9%.

The royalty rate applied to the sales of the “High Margin Motorcycles” CGU is 7.40%, while the rate applied to the sales of other segments is 5%. The use of a royalty rate of 7.40% for the “High Margin Motorcycles” CGU is justified by a score analysis of brand strength, performed on 4 market profiles and 9 specific profiles, which gave Ducati a rating of 0.60 (minimum 0 - maximum 1), which translates to a rate of 7.40%.

The recoverable value of goodwill has been estimated using a criterion based on the forecast flow of earnings. The related earnings streams were considered net of a normal level of remuneration for tangible fixed assets and the brand name, and their present value was compared with the book value of goodwill. This criterion is based on the capitalisation of the normalised, average super-profits that the Group is able to generate.

The recoverable value of goodwill estimated in this manner exceeds its book value.

The earnings streams used to estimate the recoverable value of the brand name and goodwill are those reflected in the 2006 Budget, which improves on the first year of the 2006-2008 plan, and in 2007-2010 plan. These flows represent normalised average expected earnings and derive from management’s forecasts, based on the Group’s past experience and the expectations generated by the new recovery plan. The earnings denominated in foreign currencies ($flows) were translated using a € - $exchange rate of 1.18, being the ruling rate as of 31 December 2005. The earnings used did not include the margins expected in 2009 and 2010 from the XL and GP families of motorcycle, since these will derive from future investment and, as such, must not be considered for impairment test purposes.

The after tax, weighted-average cost of capital (WACC) is 6.45%. This was determined using a risk-free rate of 3.5%, a credit spread of 2.5%, a beta of 1, an equity risk premium (E.R.P.) of 4%, a target borrowing ratio of 30% (Total Borrowing / Total Assets) and, lastly, the full Ires corporate tax rate of 33%. In order to calculate the value-in-use of the Ducati brand name and goodwill, the earnings expected in 2010, adjusted for the exchange effect and to exclude the new models of motorcycle, were projected forward in perpetuity at 2.5%.

Based on the methodology applied, the value-in-use of the Ducati brand name and goodwill is slightly higher than their book value. In particular, the value-in-use of goodwill is € 17.1 million, while the value of that part of the brand name attributable to the “High Margin Motorcycles” CGU is € 59.6 million (carrying value, € 54.9 million). The value-in-use of that part of the brand name attributable to the other segments is considerably greater than its book value.

7.	Other intangible assets

Other intangible assets, principally relating to the parent company, are stated net of accumulated amortisation and comprise:

	31.12.2005	31.12.2004

Development costs	14,368	20,150
Software	4,301	2,470
Assets in progress	20,996	15,450
Other	—	198

Closing net book value	39,665	38,268

The changes in other intangible assets during 2005 and 2004 are summarised below:

Total other intangible fixed assets	31.12.2005	31.12.2004

Opening balance	38,268	35,550
Net increases and decreases	20,455	15,100
Writedowns (note 23)	(9,270)	—
Amortisation	(9,788)	(12,382)

Closing balance	39,665	38,268

The detailed changes in other intangible assets during the years ended 31 December 2005 and 2004 are analysed in Attachments 3 and 4.

Capitalised development costs essentially relate to projects for the development of engines and new models of motorcycle. Development projects have, in particular, determined ways to:

1.	reduce motorcycle weight by using innovative materials and, at the same time, increase safety standards, thereby reducing fuel consumption and lowering the release of pollution into the atmosphere;

2.	improve motorcycle aerodynamics, in order to reduce fuel consumption and the level of pollution, while retaining the Ducati brand’s distinctive style;

3.	optimise engine performance, while reducing the noise of the intake and exhaust systems, partly through the use of highly-advanced simulation software.

Assets in progress and advances totalling € 20,996 thousand as of 31 December 2005 (€ 15,450 thousand as of 31 December 2004) include € 20,731 thousand in relation to development projects that have not yet entered the industrialisation stage, of which about € 13,524 thousand regarding the Grand Prix (GP) motorcycle which will be industrialised and sold during 2007. The other € 7,207 thousand relates to new models that will enter into production during 2007 and 2008. Consistent with the new strategy of focusing on top-end models, during 2005 the Group decided to expense in full certain development projects associated with the Super Sport model totalling € 2,207 thousand, included among assets in progress and not yet amortised, and a further € 7,063 thousand relating to both the new Super Sport (which will not enter into production) and the previous Super Sport (which will leave the range), as well as certain Sport Touring ST4s (which will leave the range), for which the industrialisation process had begun together with the related amortisation, but which will no longer be useable given that the models will be taken out of production.  In addition, certain research and development costs relating to the Superbike have been written off ahead of the restyling  and the introduction of new engines consistent with the new focus for the range. The new plan envisages focusing on mid and top-end motorcycles offering high margins, and on the simplification of the range. The total writedowns charged to cost of sales in the 2005 statement of operations amounted to € 9,270 thousand (note 23).

The amortisation of intangible assets has been charged to the statement of operations as follows:

	31.12.2005	31.12.2004

Cost of sales (note 23)	7,928	10,473
General and administrative expenses (note 27)	1,860	1,840
Financial charges (note 29)	—	69

Total	9,788	12,382

8.	Equity investments

Investments in other companies comprise the quotas held in ACMA (Manufacturers’ Association), the Diamante Consortium and Emittente Titoli.

9.	Prepaid taxes

Prepaid taxes comprise:

	31.12.2005	31.12.2004

Prepaid taxes - Italian companies	24,550	18,860
Prepaid taxes - Foreign companies	112	2,805

Total	24,662	21,665

The prepaid taxes relating to Italian group companies as of 31 December 2005 mainly reflect provisions that are not tax deductible recorded in the statutory financial statements of individual companies, together with recognition of the effect of the tax losses carried forward by Ducati Motor Holding S.p.A.

The prepaid taxes of foreign group companies as of 31 December 2005 mainly relate to recognition of the effect of the tax losses carried forward by Ducati UK Ltd. and Ducati North Europe B.V.

The changes in net prepaid taxation are shown below:

	31.12.2005	31.12.2004

Opening balance	21,665	25,293
Provision (utilisation) charged to the statement of operations (note 31)	2,909	(3,482)
Translation adjustment and other movements	88	(146)

Closing balance	24,662	21,665

          Prepaid taxes comprise:

		IFRS adj.	Reclass. of	Increases
	As of	01.01.2005	opening bal.	and decreases	Trans. adj.	As of
Prepaid taxation	31.12.2004	**	*	P/L	and other	31.12.2005

Elimination of unrealised intercompany profits	1,783	—	—	(169)	—	1,614
Losses carried forward by DMH	4,023		179	248	—	4,450
Losses carried forward by other companies	14	—	—	(14)	—	—
Provisions disallowed for DMH tax purposes	7,171		5	6,076	—	13,252
Prepaid taxes on intercompany profits	3,697		(42)	(856)	—	2,799
Provisions disallowed for Ducati Corse S.r.l. tax purposes	936	—	—	623	—	1,559
Elimination of intangible assets	933	—	—	(161)	—	772
Other prepaid taxes for IFRS purposes *	119	(109)		74	20	104
Losses carried forward by Ducati.Com	184		(184)	—	—	—

Total prepaid taxes - Italian companies	18,860	(109)	(42)	5,821	20	24,550

Losses carried forward by DNA	2,159	—	—	(2,363)	204	—
Alignment adjustments	—	—	—	—	—	—
Ducati North Europe B.V.	31		2	(22)	—	11
Losses carried forward by Ducati Japan KK	530	—	—	(541)	11	—
Ducati UK Ltd	85	—	—	14	2	101

Total prepaid taxes - foreign companies	2,805	—	2	(2,912)	217	112

Total prepaid taxes	21,665	(109)	(40)	2,909	237	24,662

* Tax effect of IFRS entries as of 31 December 2004
** Tax effect of IFRS entries on applying IAS 32 and 39 from 1 January 2005.
*** Reclassifed to deferred taxation.

The Directors believe that Group companies will generate sufficient future taxable income for the recovery of the prepaid taxes reported as of 31 December 2005 to be reasonably certain. In particular, these entries take account of the profitability envisaged in the latest plans prepared by management.

The timing differences and carried-forward tax losses generating these prepaid taxes are summarised below:

		2005			2004

	Value of			Value of
	timing	Rate	Tax	timing	Rate	Tax
	differences	%	effect	differences	%	effect

Prepaid taxation
Provisions for product warranties	5,778	37.25%	2,152	6,286	37.25%	2,342
Inventory allowance	10,605	37.25%	3,950	5,066	37.25%	1,887
Maintenance expenses	3,540	37.25%	1,319	2,985	37.25%	1,112
Entertaining expenses	366	37.25%	136	415	37.25%	155
Other	638	37.25%	237	2,824	37.25%	1,052
Writedown of equity investments	2,143	33.00%	707	4,285	33%	1,414
Writedown of own shares	381	33.00%	126	984	33%	325
Allowance for doubtful accounts	1,605	33.00%	530	1,121	33%	370
Unrealised intercompany profits	4,950	37.25%	1,844	4,789	37%	1,784
Writedown of development costs	7,064	4.25%	299
Gain on intragroup transfer of brand name	8,663	37.25%	3,227	9,923	37%	3,696
Tax losses carried forward	13,484	33.00%	4,450	12,775	33%	4,216
Provision for restructuring	13,000	37.25%	4,843
Finance lease methodology	1,958	37.25%	729	1,363	37.25%	508
Prepaid taxes of foreign companies			112			2,805

Total prepaid taxation	74,175		24,662	52,816		21,665

As of 31 December 2005, prepaid taxes have not been recognised in relation to tax losses carried forward totalling about € 45.0 million; this corresponds to prepaid taxes of about € 15.0 million. Based on the budgets prepared by management, the balance sheet of the parent company as of 31 December 2005 includes prepaid taxes of about € 13.5 million in relation to tax losses carried forward. For the sake of prudence, no further prepaid taxes have been recognised in relation to the tax losses carried forward, since their recovery out of future taxable income may only take place over an extended period of time, for which it is currently problematic to make forecasts that are reasonably reliable.

10.	Trade payables

Trade payables are analysed as follows:

	31.12.2005	31.12.2004

Domestic suppliers	60,809	53,263
Foreign suppliers	12,851	11,627
Invoices to be received	11,543	12,573

Total	85,203	77,463

Trade payables reflect the liability to suppliers of goods and consultancy services. The increase with respect to last year mainly reflects the deferred payment terms obtained from certain suppliers.

Trade payables are analysed below by geographical area:

	31.12.2005	31.12.2004

Italy	69,612	62,688
United States	2,680	2,759
Japan	1,426	2,171
United Kingdom	980	1,157
Germany	1,900	2,008
France	559	559
Benelux	1,219	1,134
Austria	2,849	1,484
Sweden	1,267	537
Spain	1,198	1,531
Other nations	1,513	1,435

Total	85,203	77,463

11.	Due to the tax authorities

Amounts due to the tax authorities in the short term are analysed as follows:

	31.12.2005	31.12.2004

VAT payable	1,275	3,882
Flat-rate tax on revaluation of brand name	1,292	1,291
Taxes withheld - employees	1,576	1,647
Taxes withheld - freelance personnel	151	118
IRES-IRAP	355	633
Taxes payable by foreign companies	862	684
Other	26	43

Total	5,537	8,298

Amounts due to the tax authorities mainly comprise the direct and indirect taxes payable by individual Group companies, net of advance payments, as well as taxes withheld at source by Group companies on the remuneration of employees and free-lance personnel.  Current taxes payable are estimated based on the best interpretation of the law relating to such taxes.

Non-current amounts “Due to the tax authorities” as of 31 December 2004 include € 1,292 thousand representing the residual balance of the 19% flat-rate taxation of the surplus arising on the revaluation of the brand name in 2003, recorded in the financial statement of the parent company and payable in July 2006. This amount is classified as short term as of 31 December 2005 since it will be paid over in July 2006.

Taxes payable by foreign companies reflect the corporate income tax liabilities of Ducati France S.A., Ducati Japan K.K., Ducati North Europe BV and Ducati North America.

The following tax years are still open for direct and indirect taxation purposes: from 2000 for Ducati Motor Holding S.p.A., Ducati North America Inc., Ducati G.m.b.H., Gio.ca Moto International S.r.l., Ducati France S.A., Ducati Japan K.K., Ducati North Europe B.V. and Ducati UK Ltd.; from 2002 for Ducati Corse S.r.l. and from 2004 for the newly-formed Ducati Retail S.r.l. and Ducati Consulting S.r.l.

The Group is not involved in any significant tax disputes as of 31 December 2005.

12.	Other current liabilities

Other current liabilities are analysed as follows:

	31.12.2005	31.12.2004

Advances	5,585	2,206
Due to employees	4,247	3,021
Due to social security institutions	2,808	2,469
Accrued expenses and deferred income	2,207	2,686
Miscellaneous payables	5,355	5,554

Total	20,202	15,936

Amounts due to employees at year end relate to remuneration earned that has not yet been paid (wages and salaries, bonuses, holidays still to be taken). The increase mainly relates to the higher provisions for deferred remuneration, such as holidays and regular bonuses, that had already been paid as of 31 December 2004.

The increase in advances with respect to last year relates to a substantial advance made to Ducati Motor Holding S.p.A. by an importer.

13.	Provisions for charges

Provisions for charges are analysed as follows:

	As of 01.01.2005	Reclass.	Increases	Exchange differences	Uses	As of 31.12.2005

Provisions for product warranties, short term	4,633	—	4,061	—	(4,431)	4,263
Provisions for product warranties, long term	1,663	—	—	—	(138)	1,525
Provisions for legal disputes	86	—	1,300	—	(35)	1,351

Total	6,382	—	5,361	—	(4,604)	7,139
Provision for restructuring	7		13,000	—	—	13,007

Total provisions for charges	6,389	—	18,361	—	(4,604)	20,146

The provision for product warranties, € 5,788 thousand as of 31 December 2005, of which € 1,525 thousand relates to medium/long-term amounts, derives from an historical analysis of the labour and material costs incurred in relation to individual models, having regard for the related number of motorcycles still under warranty, and from an estimate of the cost of recall campaigns that might be required in future.

The provisions for legal disputes, € 1,351 thousand as of 31 December 2005, are analysed as follows:

1.

€ 25 thousand (€ 60 thousand as of 31 December 2004) for legal risks recorded by the German subsidiary in relation to a dispute with a dealer.  Utilisations of this provision during 2005 totalled € 35 thousand.

2.

€ 26 thousand (€ 26 thousand as of 31 December 2004) representing the residual provision in relation to the M. Hailwood agreement. Ducati Motor Holding S.p.A. and its subsidiary Ducati North America Inc. were called before the New Jersey District Court by the widow of the champion motorcyclist Mike Hailwood, acting as the alleged trustee of his estate. Mrs Hailwood maintained that by marketing and selling a model called the “MH900e”, using Mike Hailwood’s initials as a tribute to his memory and his career, the Company has violated the brand license that protected his name and initials, and the related promotion rights, both of which belong to Mr Hailwood’s estate. Mrs Hailwood asked for compensation for the damages resulting from this alleged violation, together with an injunction to prevent the Company from using Mike Hailwood’s name and initials any more. In order to settle the dispute, an agreement was reached between the Company and the counterparty.

This agreement envisages paying € 375 thousand to the counterparty for the definitive closure of the dispute, in addition to other agreements for future collaboration with the heir D. Hailwood. € 349 thousand has already been paid to the counterparty, while the remaining € 26 thousand is awaiting payment.

3.	€ 50 thousand (€ 0 as of 31 December 2004) provided by Ducati Motor Holding S.p.A. to cover legal risks in relation to minor disputes with employees.

4.

€ 350 thousand (€ 0 as of 31 December 2004) for risks relating to the dispute with Virginio Ferrari Racing, one of the two racing teams sponsored by Ducati in the 1998 Superbike World Championship. Ducati Motor Holding S.p.A. decided not to sponsor the Virginio Ferrari Racing team for the 1999 Superbike World Championship. Virginio Ferrari Racing served a writ on the company claiming around € 6,714 thousand in alleged damages suffered by Virginio Ferrari Racing and by Mr. Virginio Ferrari following the claimed failure of the company to honour its supposed obligation to sponsor the racing team for three years. The first-level court has decided the ensuing dispute by sentencing Ducati Motor Holding S.p.A. to pay € 310 thousand, plus inflation adjustment and legal interest, in consideration of its pre-contractual responsibility to Virginio Ferrari and Virginio Ferrari Racing, as well as € 12.6 thousand for legal expenses. The Group has therefore recorded a provision for the amount that the company has been sentenced to pay by the first-level court, together with the related legal expenses. It is likely that both parties will file appeals against this decision; however the Group does not believe that additional liabilities will emerge in this regard, over and above the related provisions recorded in the consolidated financial statements.

5.

€ 750 thousand (€ 0 as of 31 December 2004) for an agreement currently being finalised with a supplier regarding the cancellation of orders for materials due to the elimination of certain models from the product range, consistent with the new Group strategy of focusing on the production of top-end motorcycles.

6.	€ 150 thousand (€ 0 as of 31 December 2004) mostly provided in relation to Ducati UK to cover risks associated with a claim for VAT not reimbursed.

The provision for restructuring amounts to € 13,007 thousand.

Following the plan presented by management to refocus the business on top-end motorcycles, on 16 December 2005 the Board of Directors:

-

approved and, via a press release, informed the market about a provision for restructuring of € 13,000 thousand to facilitate a reduction in the motorcycle inventories held by the network of dealers and to modify and improve the Company’s organisational structure;

-

called an Extraordinary Shareholders’ Meeting for 24 January (first calling) and for 26 January (second calling) with the proposal to authorise the Board of Directors to increase share capital for cash by a maximum of € 80 million.

The above provision comprises:

-

€ 8,000 thousand associated with the need for action to significantly reduce the inventories of low-end motorcycles held by the dealer network, based on an analysis of the inventories held by leading dealers;

-	€ 5,000 thousand for a simultaneous and complex reorganisation involving the repositioning of personnel in relation to product innovation, ahead of the forthcoming re-launch of the business.

The provision for restructuring has been recorded in 2005 since the requirements of IAS 37 have been met, given that prior to year end:

-	the Board of Directors approved the plan on 16 December 2005 and informed the market via a press release;

-

again on 16 December 2005, the Board of Directors called an Extraordinary Shareholders’ Meeting with the proposal to authorise the Board to increase share capital for cash by a maximum of € 80 million, to raise the financial resources needed to implement the plan and re-launch the Group with a new strategy of focusing on top-end motorcycles;

-	the intention of the Board is to implement the plan and increase share capital in order to obtain the financial resources needed for the new strategy;

-

management informed the financing banks on 9 December 2005 of its intention to implement the plan and requested their consent for non-compliance as of 31 December 2005 with outstanding covenants and for the modification of such covenants in line with the new plan for the future;

-

given the external communications (to dealers and trade unions) made prior to the balance sheet date, it is considered that the Group has an implicit obligation to proceed, having generated a credible expectation in the minds of the groups of persons to whom such obligation relates;

-	a credible estimate of the extent of this implicit obligation has been made;

-	meeting this obligation is likely (but not certain) to require financial outflows;

-

a detailed plan identifies the approximate number of motorcycles held by the dealers and employees concerned, the costs to be incurred and the timing of implementation, thus generating a valid expectation that the Group will actually implement the restructuring plan.

The financial resources needed to implement the above restructuring plan depend on a capital increase, for which the Extraordinary Shareholders’ Meeting has been requested to authorise the Board of Directors to increase share capital for cash by a maximum of Euro 80.0 million over a period of five years, via the issue of ordinary shares in the Company to be offered first under option to existing shareholders. The Shareholders’ Meeting held on 26 January 2006 delegated this authority to the Board.

14.	Provisions relating to employees

The provisions relating to employees comprise the employees’ leaving entitlements recorded by the Group’s Italian companies and the provision recorded by Ducati Japan K.K., € 246 thousand.

The changes in these provisions are as follows:

	2005	2004

Opening balance	8,482	7,771
Provisions for the year (note 24)	2,379	1,851
Utilisations	(1,192)	(1,140)

Closing balance	9,669	8,482

The principal actuarial assumptions used to estimate the leaving entitlements to be paid on the termination of employment are set out below:

(a) Discount rate (annual)	2004: 5.00%
2005: 4.50%
2006: 4.00%

(b) Expected increase in remuneration, by company and by grade within the following bands:

- Managers: 4% - 5%

- Supervisors: 2.25% - 6.5%

- Factory workers: 3.5% - 4%

(c) Turnover: 5% on average.

The cumulative loss as of 31 December 2005, € 136 thousand, deriving from the actuarial calculation has not been charged to the statement of operations since the cumulative net amount falls within the limits set by the corridor method.

15.	Deferred taxation

The changes in deferred taxation, which mainly relates to the Group’s Italian companies, are shown below:

	2005	2004

Opening balance	12,207	9,967
Provision (utilisation) charged to the statement of operations (note 31)	1,514	2,244
Translation adjustment and other movements	(24)	(4)

Closing balance	13,697	12,207

The changes in the individual captions during 2005 are analysed below:

		IFRS adj.	Reclass. of	Increases
	As of	01.01.2005	opening bal.	and decreases	Trans. adj.	As of
Deferred taxation	31.12.2004	**	*	P/L	and other	31.12.2005

Elimination of fiscal interference	(2,107)	—	—	2,107	—	—
Accelerated depreciation	(2,403)			(712)		(3,115)
Other, minor	(2,185)	—	42	(509)	(1)	(2,653)
Revaluation of building	(2,773)	—	—	86	—	(2,687)
Elimination of goodwill amortisation	(2,618)	—	—	(2,486)	—	(5,104)
Deferred taxation of foreign companies	(121)	—	2	—	(19)	(138)

Total deferred taxation	(12,207)	—	44	(1,514)	(20)	(13,697)

* Reclassified from prepaid taxation
** Tax effect of IFRS entries on applying IAS 32 and 39 from 1 January 2005.

The timing differences that have generated these prepaid taxes are summarised below:

		2005			2004

	Value of			Value of
	timing	Rate	Tax	timing	Rate	Tax
	differences	%	effect	differences	%	effect

Deferred taxation
Elimination of fiscal interference	—	37.25%	—	5,660	37.25%	2,108
Accelerated depreciation	8,362	37.25%	3,115	6,451	37.25%	2,403
Flooring adjustment	406	34.00%*	138	356	34.00%	121
Revaluation of building	7,213	37.25%	2,687	7,444	37.25%	2,773
Actuarial adjustment of leaving entitlements	530	33.00%	175	681	37.25%	254
Elimination of goodwill amortisation	13,702	37.25%	5,104	7,028	37.25%	2,618
Other consolidation adjustments	6,654	37.25%	2,479	5,181	37.25%	1,930

Total deferred taxation	36,867		13,697	32,801		12,207

* Using tax rate of the US company

16.	Consolidated net financial position

The consolidated net financial position is analysed below:

	As of	As of	*
	31.12.2005	31.12.2004	01.01.2005
	€ 000	€ 000	€ 000

Cash and cash equivalents	53,017	46,044	46,044
Own shares	—	3,283	0
Credit Link	—	15,000	15,000
Due to banks	(60,850)	(93,738)	(93,738)
Bonds	—	(54,164)	(54,106)
Current portion - due to other providers of finance	(3,298)	(3,178)	(3,178)

Net short-term financial position	(11,131)	(86,753)	(89,978)
Syndicated loan	(62,123)	—	—
Long-term loans, net of current portion	(54,580)	(51,913)	(51,913)
Due to other providers of finance, net of current portion	(9,121)	(11,869)	(11,869)

Total	(136,955)	(150,535)	(153,760)

* Net financial position as of 1 January 2005, adjusted with respect to the net financial position as of 31 December 2004 due to the adoption of IAS 39 and 32, the principal effect of which was to reclassify own shares as a deduction from shareholders’ equity.

The net financial position comprises:

a. Cash and cash equivalents comprises cash and unrestricted deposits on bank current accounts, except for the amounts of € 15,591 thousand as of 31 December 2005 and € 16,000 thousand as of 31 December 2004 which are not freely available to the Ducati Group since they relate to Ducati Desmo Finance 1 S.r.l. (D.D.F.1), as described in note 21.

b. As of 31 December 2005, the Company holds a total of 1,844,669 own shares (3,769,249 as of 31 December 2004), since 1,924,580 own shares were sold during 2005. As already mentioned, commencing from 1 January 2005 own shares are classified as a deduction from shareholders’ equity while, previously, they were classified together with cash and cash equivalents.

c. During the year ended 31 December 2001, a financial transaction known as “Credit Link” was put in place for € 15.0 million; this was closely connected with the Bond issue and, in particular, with the related risk of default. Since the Bond was repaid on 31 May 2005, the Credit Link was also repaid on the same date.

d. Short-term bank loans of € 60,850 thousand include:

-

€ 35,880 thousand relating to a short-term revolving line of credit arranged in May 2005 to refinance the bond, which matures after 364 days and is renewable for further periods under the terms of the loan contract;

-	€ 24,970 thousand due to banks in the form of ordinary bank overdrafts.

e. The current portion of amounts due to other providers of finance, € 3,298 thousand, includes:

-	amounts due to leasing companies, € 3,280 thousand (note 5);

-	amounts due by the Japanese subsidiary, € 18 thousand.

f. There are no outstanding bonds as of 31 December 2005 since this liability was repaid in full on 31 May 2005.

g. In order to refinance the bond repayment on 31 May 2005 and other working capital requirements, Ducati Motor Holding S.p.A. obtained a syndicated loan totalling € 100 million on 9 May 2005.

This loan, arranged by Unicredit Banca Mobiliare and granted by a banking syndicate to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l., comprises the following lines of credit:

-

a principal, long-term line of credit for € 63.6 million, expiring 5 years from the date of signing the loan contract, with a floating interest rate linked to 3-month Euribor plus a spread of 150 basis points;

-

a revolving line of credit for € 36.4 million, renewable upon expiry after one year, with a floating interest rate linked to Euribor plus a spread of 120 basis points, which is classified among short-term bank loans.

The respective balances as of 31 December 2005 are € 62.1 million (long term) and € 35.9 million (short term).

For both lines of credit, the mechanism for the interest-rate calculation envisages an improvement/deterioration in the spread based on the economic and financial results reported by Ducati.

The loan is guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l. and, among other matters, includes certain restrictions concerning:

-	the distribution of dividends and/or equity reserves;

-	the sale of assets by the Group;

-	the giving of guarantees;

-	the granting of loans to third parties.

The following guarantees have been given in relation to this loan:

-	pledge of all present and future quotas in Ducati Corse held now and at any time in the future by Ducati Motor Holding;

-	pledge of all present and future shares in Ducati North America Inc. held now and at any time in the future by Ducati Motor Holding;

-	pledge of the “Ducati” brand name owned by Ducati Motor Holding;

-	pledge of the “Ducati Corse” brand name owned by Ducati Corse;

-	special privileges pursuant to art. 46.1.a) and b) of the Consolidated Banking Law over the fungible operating assets of Ducati Motor Holding;

-

guarantee given by Ducati Motor Holding to the Lending Banks, concerning the proper and timely performance by Ducati Corse of its obligations under the contract, in return for a payment to Ducati Motor Holding by Ducati Corse.

In relation to the above loan, the Ducati Group has agreed to comply at a consolidated level with the following bank financial covenants:

1)	Ratio NFP/EBITDA	< 3.5 (until 31/12/2005)
< 3.2 (from 1/1/2006 to 31/12/2006)
< 2.5 subsequently

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (until 31/12/2005)
> 6.5 (from 1/1/2006 to 31/12/2006)
> 7.5 subsequently

3)	Maximum capex: € 34 million in 2005, € 32 million in each of the following years

EBITDA is defined in the loan contract as the results before taxation, financial income and expense, exchange differences, depreciation, amortisation and writedowns of tangible and intangible fixed assets.

The above financial covenants were agreed with reference to Italian GAAP at the time of signing the contract.

As a consequence of the results reported for 2005, the Group has not complied with the financial covenants contained in the loan contract for € 100.0 million signed in May 2005, the principal characteristics of which are described in note 16 to the consolidated financial statements. Failure to comply with these covenants gives the Financing Banks the right to request repayment of the loan granted. On 16 December 2005 the parent company requested the banks participating in the above loan to grant an exception to the financial convenants for 2005 contained in the loan contract (in substance requesting that the financial covenants for 2005 need not be met) and to modify them for the future in line with the new plan. Agreement from the Lead Bank and the Financing Banks to the proposed changes and the contract exception request was received on 13 February 2006.  This agreement is subject to completion of the following transactions:

(d)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;

(e)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;

(f)

signature by UBM, no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

In this context, the Ducati Group must also agree to comply at a consolidated level with the following financial covenants, which will be checked quarterly on an annual cycle, commencing from the 2006 half-yearly report:

1)	Ratio NFP/EBITDA	< 3.5 (in 2006)
< 3.0 (in 2007)
< 2.5 (in 2008)
< 2.0 (in 2009 and 2010)

2)	Ratio EBITDA/Net Financial Charges	> 5.0 (in 2006 and 2007)
> 7.5 (in 2008, 2009 and 2010)

3)	Maximum capex: € 40 million in 2006 and 2007, and € 36 million from 2008 to 2010

In addition, following the adoption by the Ducati Group from 2005 of international accounting standards (IFRS) for the preparation of the consolidated financial statements, the previous definitions applied for the calculation of covenants have been replaced in their entirely by new definitions. Although based on a different method of classification, the new definitions are essentially consistent with the previous financial definitions.

h. Long-term debt totalling € 54,580 thousand includes:

-

€ 45,000 thousand relating to securities issued by the vehicle company Ducati Desmo Finance 1 S.r.l., placed in the market and taken up by third-party investors, expiring in 2009 (Senior Notes Notes Class A – note 21). The Class A bonds (€ 45,000,000) carry a quarterly coupon payable on 28 January, 28 April, 28 July and 28 October each year. The annual interest rate is 3-month Euribor plus 0.42%;

-

ten long-term loans totalling € 9,580 thousand. These are loans with interest-relief obtained under contracts between Ducati Motor Holding S.p.A. and the Ministry for Productive Activities for projects linked with the Technological Innovation Fund (F.I.T.), as uplifted by the interest accumulated during the year.

i. The amount of € 9,121 thousand relates to the long-term portion of leasing liabilities (note 5).

17.	Shareholders’ equity

(i) Share capital

The share capital of Ducati Motor Holding S.p.A., the parent company, totals € 82,867,219.24 as of 31 December 2005 and is represented by 159,360,037 ordinary shares without par value, with enjoyment rights from 1 January 2005.

The increases in share capital during 2005 are analysed below:

Unit value	No. of shares	Nominal value	Share premium	Total per share

“Stock Option” shares	533,630	0.52	0.203	0.723

Amount collected by the Company		Nominal value	Share premium	Total per share

“Stock Option” shares		277,488	108,327	385,815

(ii) Share premium reserve

The share premium reserve, detailed below, amounts to € 18,994 thousand as of 31 December 2005.

The recent movements in the share premium reserve are as follows:

	Nominal value	Share premium	Total

Balance as of 31.12.2003	10,117	19,488	29,605

“Stock Option” shares	169	66	235
Use of Reserve for the purchase of own shares	—	(2,892)	(2,892)

Balance as of 31.12.2004	10,286	16,661	26,948

“Stock Option” shares	277	108	385

Reconstruction of Reserve for own shares held	—	2,225	2,225

Balance as of 31.12.2005	10,563	18,994	27,231

(iii) Revaluation reserve Law 342 - 21/11/2000 and Law 350 – 24/12/2003

This reserve was recorded by Ducati Motor Holding S.p.A. on the two revaluations of its brand name in 2000 and 2003 by € 24,238 thousand and € 22,027 thousand, respectively. These amounts reflect the resulting revaluation surpluses, stated net of the related flat-rate taxation. Although this reserve is stated net of flat-rate taxation, it remains in suspense for tax purposes. This is because on distribution to the shareholders, the amounts concerned, grossed up by the flat-rate taxation, would form part of the taxable income of the company (with a tax credit equal to the amount of the above flat-rate taxation) and of the shareholders (as earnings).

The extraordinary meetings of the shareholders of Ducati Motor Holding S.p.A. held on 7 May 2002 and 6 May 2004 voted to render the reserves recorded in 2000 and 2003 fully distributable so that they can be used to purchase the company’s own shares.

(iv) IFRS transition reserve

This reserve, totalling € 3,642 thousand, reflects the effect of all the adjustments recorded on the transition to IFRS.

(v) Own shares

The parent company did not purchase any own shares during the year ended 31 December 2005. Own shares were however sold on a number of occasions during the year. In particular, the Company judged conditions to be right for the sale of a total of 1,924,580 own shares as part of legitimate activity to stabilise the share price, pursuant to the shareholders’ resolution adopted in 5 May 2005. As of 31 December 2005, the parent company holds a total of 1,844,669 own shares. Following the adoption of IAS 32, these shares are classified as a direct deduction from shareholders’ equity.

18.	Guarantees and commitments

Commitments comprise:

	31.12.2005	31.12.2004

Performance bonds - Snam - Lease contract	6,777	6,222
Contractual commitments	636	1,101

Total	7,413	7,323

Performance bonds” include € 5,800 thousand relating to a guarantee released by San Paolo IMI S.p.A. in favour of Ducati Desmo Finance 1 S.r.l. as part of the securitisation of trade receivables, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the Group on the achievement of their sales targets. This solely relates to the bonus due to dealers that meet their sales targets.

“Contractual commitments” relate to a contract entered into by Ducati Corse S.r.l. that involves commitments over a period of time which, if not honoured, could give rise to a liability to the contractual counterparty. Based on forecasts made, the Group believes that it will undoubtedly be able to honour these commitments and that, therefore, no liability will crystallise.

In addition, the guarantees described in note 16 on the net financial position were given in relation to the loan obtained on 9 May 2005.

19.	Other commitments not recorded in the balance sheet

With regard to commitments not recorded in the balance sheet and in addition to the information disclosed in the report on operations, we note that on 5 March 2003, the Board of Directors of Ducati Motor Holding S.p.A. confirmed the allocation to Federico Minoli, as approved by the Compensation Committee and the Board of Directors on 17 June 1999, of a termination indemnity of US$ 1.2 million, to be paid if his appointment as Chairman and Managing Director is not renewed or is revoked without just cause prior to his sixtieth birthday.

On 10 March 2005, the Board of Directors of Ducati Motor Holding S.p.A. approved, pursuant to art. 2389 of the Italian Civil Code, the Compensation Committee’s proposal to extend to 2005, 2006 and 2007 the retention bonus plan of certain senior managers (including the Chairman and Managing Director), previously in force for the years from 1999 to 2004, on the basis and terms approved by the Committee on 2 March 2000 and by the Board of Directors on 14 February 2002. The existence and amount of any bonuses due under this plan will be determined on a variable basis, commencing from the annual base remuneration of the beneficiaries, with reference to the consolidated EBITDA reported for 2005, 2006 and 2007. Any bonuses earned will only be paid if the beneficiaries are still senior managers of the Group 12 months after approval of the consolidated financial statements for the years to which such bonuses relate. Should the employment of the beneficiaries concerned be terminated by the Company without just cause or good reason, or in the event that their resignation is requested (with incentives) by the Company, then they will be entitled to receive three times the amount of the bonuses earned by them at the time of termination. On 10 March 2005, the Board of Directors resolved (i) the possibility of  bonuses to the Chairman and Managing Director, to be determined with reference to the plan described above for the years 2005, 2006 and 2007, and (ii) to grant express authorisation to the Chairman and Managing Director to include among the beneficiaries of these bonuses up to four senior managers of the Company and the Ducati Group, who may differ year by year.

No bonuses were earned under the above plan in 2005 or in prior years and, accordingly, no provision has been recorded in this regard in the financial statements as of 31 December 2005.

On 13 December 2005, the Compensation Committee authorised the Managing Director to grant a bonus to a senior manager, dependent on the outcome of certain events including the successful completion of the sale by TPG Motorcycle Acquisition, L.P., of a 30% interest, less one share, in the Company to Invest Industrial Holdings S.A., for which a non-binding agreement in principle has been reached at this time. The conditions for making the payment described above have not crystallised as of 31 December 2005 and, accordingly, no related provision has been recorded in the consolidated financial statements at that date.

See notes 32 and 36 for information on the stock option plans, the employee share purchase plan and any commitments deriving from events occurring subsequent to year end.

20.	Legal proceedings and arbitration

The parent company is involved in a dispute with a Belgian importer. A temporary executive order dated 14 September 1998 from the Commercial Court of Liege ordered the Company to pay 50,575,794 Belgian Francs (equal to € 1,254 thousand) to its previous distributor, Performance S.A. (“Performances”), following the cancellation of the distribution contract. In execution of this requirement, Performances seized and sold at auction 106 motorcycles belonging to the Company that were in its possession. The proceeds of the sale were 27,835,078 Belgian Francs, including expenses and VAT (equal to € 690 thousand). With a ruling dated 27 May 1999, later confirmed by an unappealable judgement from the Belgian Supreme Court dated 21 June 2001, the Appeal Court of Liege declared that the Belgian judge had no jurisdiction and annulled the sentence of the Commercial Court dated 14 September 1998. As a consequence, the Company took a series of actions against Performances designed to recover the proceeds of the auction sale, excluding VAT and part of the legal expenses, totalling about 23 million Belgian Francs (about € 570 thousand). Performances and Jet Set Car were declared bankrupt on 14 October 1999 and 23 October 2000, respectively. Today, it appears very probable that, in consideration of the presence of privileged creditors in the allocation of the bankruptcy assets, the Company will not recover the proceeds mentioned. For this reason, no receivables have been recorded in relation to the counterparty since the likelihood of recovering the auction proceeds is considered to be somewhat remote. The provision recorded in prior years has been utilised in full, but no further provisions have been made since the Group does not envisage incurring any further costs in relation to this dispute.

21.	Securitisation of receivables

Ducati Motor Holding S.p.A. has signed a five-year contract, pursuant to Law 130/99, for the disposal of trade receivables under revolving securitisation arrangements (asset-backed securities). The securitisation of trade receivables was arranged in prior years as part of changes to the administration of customer credit, involving a move from factoring to the direct management of both the collection risk and the financing of the commercial network. These activities were previously carried out by a factoring company. In this way, the Ducati Group has achieved considerable savings on commissions and charges for the without-recourse disposal of receivables, and earns interest income on dealer financing activities.

The following information is provided in compliance with Consob communication no. DAC/RM/97003369 of 9 April 1997 regarding the accounting recognition of transactions involving the disposal of receivables.

Each month, in general, receivables are sold without recourse to a special-purpose vehicle called Ducati Desmo Finance 1 S.r.l. (D.D.F.1) which is owned by SVM Securitisation Vehicles Management s.r.l. and Finanziaria Internazionale Securitisation Group S.p.A., both based in Conegliano (Treviso). The Ducati Group is not linked with these companies by any form of ownership interest, pact and/or agreement that would require, from a legal standpoint, the recognition of the SPV and its parent companies as subsidiaries and/or related parties.

This purchase of receivables was initially financed via the issue of bonds by D.D.F.1 S.r.l. with a nominal value of € 43 million, of which € 33 million are Class A and € 10 million are Class B. Subsequently, on 21 December 2004, D.D.F. 1 issued additional Class A bonds totalling € 12 million.

The Class A bonds were taken up entirely by Banca Intesa, which then sold almost all of them (99.5% of the first issue and all of the second issue) to Romulus Funding Inc., a finance company registered in Delaware (U.S.A.) that is wholly owned by Global Securitization Services LLC. The Ducati Group is not linked to these companies by any form of ownership interest, pact and/or agreement that would require their recognition as related parties. Romulus Funding Inc. financed the transaction by issuing Asset-backed Commercial Paper.

The Class B bonds were taken up in full, € 10 million, by Ducati North America Inc., the Ducati Group’s subsidiary operating in the Canadian and American markets. The bonds taken up by Ducati North America Inc. were issued with a maturity date of 28 July 2009 and earn interest at 3-month Euribor, paid quarterly in arrears on 28 January, April, July and October of each year. Interest payments are subordinate to the cash requirements of the vehicle company for the monthly purchase of receivables. These bonds are classified as financial fixed assets in the balance sheet of the subsidiary since they mature in 2009. The repayment of these bonds is subordinated with respect to the Class A bonds (issued by D.F.F.1 and mostly taken up by Romulus Funding Inc.).

Commencing from 2003, a number of foreign subsidiaries have also been gradually involved in the securitisation programme. Currently, four Ducati Group companies are involved (Ducati Motor Holding, Ducati France, Ducati UK and Ducati Motor Deutschland).

In operational terms, disposals by the foreign branches involve the sale without recourse of their receivables to Ducati Motor Holding, which then sells them to the special-purpose vehicle.

The total nominal value of the receivables sold, the amount collected and the deferred portion are indicated below:

	31.12.2005	31.12.2004

Nominal value of receivables sold to the SPE (turnover)	110.12	127.08
Payments received from the SPE	102.72	117.3
Interest and expenses	1.37	1.17
Amount deferred	6.03	8.61
* inc. AUD 3.0 million, CHF 0.5 million and GBP 5.7 million

EFFECT ON THE FINANCIAL POSITION
Receivables not collected by the SPE and not yet due	33.35	33.80
Receivables not collected by the SPE but due	12.08	13.60

Total receivables to be collected by the SPE	45.43	47.40
Amount deferred	(6.03)	(8.61)
Receivables collected by DMH on behalf of the SPE but not yet paid over to that entity	(3.17)	(4.50)

Total effect on the financial position	36.23	34.29

The amount of € 36.23 million as of 31 December 2005 (€ 34.29 million as of 31 December 2004) represents the total already collected by the Group in relation to receivables that the vehicle company has not yet collected from customers. These receivables are not subject to collection difficulties of any kind.

Exchange differences and commissions associated with the securitisation are reflected in the statement of operations.

The securitisation essentially exposes the Ducati Group to the risk of not collecting the deferred amount which, under agreements between the vehicle company and all its creditors, is subordinated to the repayment of the bonds and the reimbursement of all its operating costs and, therefore, to the collection of the sold receivables. In addition, Ducati North America Inc. is also exposed to the risk that the Class B bonds might not be repaid if the sold receivables are not collected, since Class B bonds are subordinate to Class A bonds. This risk is currently considered remote by the Group in view of the high quality of the portfolio sold. Under a “commitment letter” in favour of the vehicle company signed by Ducati Motor Holding S.p.A., the latter is committed to covering the operating costs of Ducati Desmo Finance 1 S.r.l. and to taking all necessary action to ensure that it is not declared bankrupt and/or wound-up, excluding any failure to collect receivables.

As part of the securitisation of trade receivables, San Paolo IMI S.p.A. has given a surety on behalf of Ducati Motor Holding S.p.A. in favour of D.D.F.1, for a maximum of € 5,800,000, to guarantee any amounts that might be deducted by debtors, on the settlement of amounts already securitised, in recognition of rebates granted by the company on the achievement of their sales targets (note 18).

As already mentioned in the note on accounting policies, SIC 12 – Consolidation - Special-purpose entities (“SPE”) establishes that an SPE must be consolidated when the substance of the relationship between a company and the vehicle company suggests that the latter is effectively controlled by the former; the vehicle company has therefore been consolidated in accordance with IFRS.

The effect of consolidating the vehicle company and of the other IFRS adjustments to shareholders’ equity and net results is not significant. In particular, these relate to the reversal of capitalised costs regarding the securitisation transaction and the associated amortisation with a net effect of € 346 thousand and € 514 thousand, respectively, as of 31 December 2005 and 2004.

The consolidation of the vehicle company has had the following effects on the financial position:

	31.12.2005	31.12.2004
	€ 000	€ 000

Increase in cash and cash equivalents	15,591	16,000
Increase in trade receivables	36,243	34,290
Reversal of Junior notes	(10,000)	(10,000)
Increase in financial payables	(41,834)	(40,290)
Reveral of capitalised costs	(346)	(514)

Total effect on net assets	(346)	(514)

Liquid assets totalling € 15,591 thousand as of 31 December 2005 and € 16,000 thousand as of 31 December 2004 are not freely available to the Ducati Group since they are controlled by Ducati Desmo Finance 1 S.r.l. (D.D.F.1).

22.	Revenues

The Group operates principally in one industrial segment, being the design, manufacture and sale of motorcycles and related products, offering in addition a wide range of articles for sale and services.

Revenues are analysed by category of product and service below:

	31.12.2005	31.12.2004

Motocycles	247,236	284,566
Other related products	70,397	73,191
Services	3,214	5,602

Total	320,847	363,359

Revenues are analysed below by geographical area:

	31.12.2005	31.12.2004

Italy	89,075	120,070
United States	60,168	56,051
France	30,788	29,507
United Kingdom	19,498	23,370
Germany	22,936	27,284
Japan	27,227	26,364
Other nations	71,155	80,713

Total	320,847	363,359

Although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 18,471 thousand and € 17,898 thousand respectively as of 31 December 2005 and 2004, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

23.	Cost of sales

The cost of sales consists of the cost of producing or purchasing the products and goods that have been sold. This includes all the costs of materials, external processing, direct and indirect production labour, inward logistics and internal movements, and direct production overheads. The cost of sales also includes: uncapitalised research and development expenses, the amortisation of capitalised research and development expenses, as well as the depreciation of property, plant and equipment used for production, the write-down of inventories. The research and development costs charged to the statement of operations in 2005 and 2004 amounted to € 6,594 thousand and € 5,203 thousand respectively.

The cost of sales is analysed below:

	31.12.2005	31.12.2004

Cost of raw materials	164,942	173,003
Change in inventories	12,262	11,618
Payroll costs (note 24)	31,019	29,713
Depreciation and amortisation (notes 5 and 7)	19,633	23,017
Writedowns (note 7)	9,270	—
Other	25,266	39,357

Total	262,392	276,708

The “Other” caption has decreased significantly with respect to the prior year due to the reduction in outsourcing by about € 8.5 million, linked to the decline in production, and an increase in the capitalisation of development costs by about € 5.5 million. This caption also includes (i) € 0.7 million provided to cover penalty charges from a supplier under an agreement that is currently being finalised, and (ii) € 0.2 million incurred to terminate a supply contract with a different supplier that has already been paid; both penalties relate to the cancellation of orders for production materials that are no long required due to the elimination of certain models from the product range, consistent with the new Group strategy of focusing on top-end motorcycles.

24.	Payroll and related costs

Payroll costs are analysed below:

	31.12.2005	31.12.2004

Wages and salaries	37,565	36,113
Social security contributions	11,462	11,100
Employees’ leaving entitlement (note 14)	2,379	1,851
Other costs:
Canteen	927	896
Health and social insurance	118	134
Recruitment	138	42
Other	798	428
Stock Option costs (note 32)	1,238	557

Total	54,625	51,121

The Ducati Group’s workforce comprises:

	31.12.2005		31.12.2004

	year end	average	year end	average

Managers	51	55	59	61
Office staff	537	535	528	538
Foremen	19	18	18	19
Factory workers	527	540	534	549

Total	1,134	1,148	1,139	1,167

The Ducati Group employed 1,134 persons as of 31 December 2005, down by 5 from 1,139 employees at the end of 2004.

Payroll costs are classified as follows:

	31.12.2005	31.12.2004

Cost of sales (note 23)	31,019	29,713
Distribution costs (note 26)	17,071	15,096
General and administrative expenses (note 27)	6,535	6,312

Total	54,625	51,121

25.	Other income

Other income is analysed below:

	31.12.2005	31.12.2004

Sponsorships	25,180	22,501
Royalties	1,724	1,923
Other	7,280	6,386

Total	34,184	30,810

Sponsorship revenues were mostly earned by Ducati Corse S.r.l. for taking part in Motorcycle Grand Prixs and included: € 10.1 million from Charles Stewart & Company Ltd, € 4.0 million from Telecom Italia S.p.A, € 2.8 million from Shell International Oil Prod., € 1.0 million from Bridgestone Corporation, € 1.3 million from Xerox Ltd and € 1.2 million from IRTA SA.

26.	Distribution costs

Distribution costs are analysed below:

	31.12.2005	31.12.2004

Payroll costs (note 24)	17,071	15,096
Advertising and public relations	2,612	2,015
Other commercial costs	69,760	70,379

Total	89,443	87,490

Other commercial costs include about € 27.0 million relating to foreign affiliates, (€ 29.3 million as of 31 December 2004), € 13.5 million (€ 11.6 million as of 31 December 2004) for the rider compensation and team management expenses of Ducati Corse S.r.l., € 4.1 million (€ 5.3 million as of 31 December 2004) for product warranty costs and € 6.5 million (€ 4.9 million as of 31 December 2004) for product delivery costs.

27.	General and administrative expenses

General and administrative expenses are analysed below:

	31.12.2005	31.12.2004

Payroll costs (note 24)	6,535	6,312
Other general and administrative expenses	10,859	9,008
Depreciation and amortisation (notes 5 and 7)	4,461	4,244

Total	21,855	19,564

28.	Financial income

Financial income is analysed below:

	31.12.2005	31.12.2004

Bank interest	829	810
Other financial income	2,413	1,510

Total	3,242	2,320

29.	Financial charges

	31.12.2005	31.12.2004

Bank interest	4,600	2,461
Depreciation and amortisation (note 7)	—	69
Other financial charges	4,766	8,306

Total	9,366	10,836

Loan interest expense represents the financial cost of borrowing.

Other financial charges mainly reflect charges and commission on ordinary current accounts, export/import-related charges and commission, bond repurchase premiums and the charges on forward contracts.

The reduction in “Other financial charges” in 2005 mainly reflects repayment of the bond and the arrangement of a syndicated loan on more favourable terms.

30.	Exchange differences

The exchange differences were generated by the settlement of transactions during 2005, and by the adjustment of trade receivables and payables denominated in foreign currencies using the year-end rates of exchange.

Exchange differences are analysed below:

Exchange gains	31.12.2005	31.12.2004

Valuation differences	144	268
Realised differences	4,902	10,722

Total exchange gains	5,046	10,990

Exchange losses	31.12.2005	31.12.2004

Valuation differences	(2,735)	(4,811)
Realised differences	(3,502)	(1,489)

Total exchange losses	(6,237)	(6,300)

31.	Taxation

Income taxes are analysed below:

	31.12.2005	31.12.2004

Ires and other income taxes	(556)	(88)
Irap	(1,193)	(2,812)
Prior-period taxes	57	(67)
Current taxes of foreign companies	(214)	(131)

Total current taxes	(1,906)	(3,098)

Prepaid taxes (note 9)	2,909	(3,482)

Deferred taxes (note 15)	(1,514)	(2,244)

Total prepaid (deferred) taxes	1,395	(5,726)

Total	(511)	(8,824)

The current taxes of Italian companies comprise the Irap and Ires charges for the year in relation to Ducati Corse S.r.l., Ducati Retail S.r.l. and Ducati Consulting S.r.l.. There is no Ires tax charge for Ducati Motor Holding S.p.A..

The income tax calculations prepared for 2004 by Ducati Motor Holding S.p.A. and Ducati Corse S.r.l. took advantage of the incentives for investment in research and development envisaged by art. 1 of  Decree 269 dated 30/09/2003 as converted, with modifications, into Law 320 dated 24/11/2003 (the so-called Techno-Tremonti law).

Ducati Motor Holding S.p.A. also decided to file a supplementary return (article 8 of the above law).

The difference between the theoretical taxation determined by applying the current tax rate to the reported results before tax and the net taxation actually recorded in the consolidated statement of operations is analysed below:

		2005			2004

	Irpeg	Irap	Total	Irpeg	Irap	Total

Results before taxation, as reported	(40,952)	(40,952)		5,355	5,355
Timing differences	22,280	20,895		13,481	21,820
Permanent differences	21,005	48,122		(2,953)	38,934
Taxable profit before use of tax losses	2,333	28,065		15,883	66,109
Tax losses used		—	—	(15,453)	—	—
Taxable profit	2,333	28,065		430	66,109
Current taxes	770	1,193	1,963	142	2,810	2,952
Taxes relating to prior years and other adjustments	(85)	28	(57)	138	8	146

Total current taxes	685	1,221	1,906	280	2,818	3,098

Taxes on timing differences	(5,844)	(904)	(6,748)	9,276	1,549	10,825
Taxes on timing differences due to IFRS entries	2,151	277	2,428			—
Taxes on losses to be carried forward	—	—	—	(5,099)	—	(5,099)
Writedown of taxes on losses carried forward already recorded	2,925	—	2,925			—

	(768)	(627)	(1,395)	4,177	1,549	5,726

Total tax charge, as reported	(83)	594	511	4,457	4,367	8,824

32.	Stock option plans

32.a First Plan

On 7 September 1998, the extraordinary meeting of Ducati Motor Holding S.p.A. approved a divisible share capital increase with the waiver of pre-emption rights pursuant to art. 2441 of the Italian Civil Code in order to service a “Stock Option Plan”. Under this authorisation, share capital will be increased by a maximum nominal value of Lire 8,148,148,000 on several, independent occasions with an annual frequency, by and not after 4 August 2007, via the issue of a maximum of 8,148,148 new ordinary shares, carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, with a nominal value of Lire 1,000 each plus a share premium of Lire 400 each. These new shares may only be offered for subscription by managers, employees and consultants of the Company (the “Beneficiaries”), as part of the stock option plan described in more detail below. The list of Beneficiaries, together with the exact number of new ordinary shares available to each of them and the timetable for the “vesting” of the respective subscription rights, was approved by the Board of Directors on 4 August 1998 and has been filed with the Company’s official documents. Taken together, the specific dynamics of this capital increase, the long period allowed for the exercise of the option rights and the fact that the increase is divisible, mean that for all legal effects this capital increase is completed year by year for the amount that, year by year, has been properly subscribed for, with the consequent modification of the related clause in the articles of association and the acquisition of voting and dividend rights by the newly-issued shares.

The regulations of the first Stock Option Plan state as follows:

“Vesting” of the options to subscribe for ordinary shares in the Company. The options to subscribe for ordinary shares in the Company (as “granted” above to the Beneficiaries) (the “Options”) vest (i.e. the individual Beneficiary has earned the right to exercise them, but solely on the conditions set out in the following paragraph) on 31 December 2001. The extraordinary meeting held on 7 September 1998 also adopted resolutions regarding the expiry and transferability of the Options.

“Exercise” of the Options. Without prejudice to the situations involving the expiry of Options envisaged by the Plan, once they have vested, the Options may be exercised (since the conditions for such exercise are already satisfied) all together or in part (and, therefore, the Beneficiary may subscribe for and pay for all or a part of the ordinary shares offered to him under option), by giving notice of this to the Company during the period of 30 days subsequent to the date of approval at the shareholders’ meeting of the financial statements for each year, and in any case by and no later than 4 August 2007.

Should the shares not be listed at the time the corresponding options are exercised, or should the Company merely wish to satisfy its obligation by paying sums of money, then the beneficiaries will receive a cash amount equal to the difference between the market value per share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with US GAAP by 5.0, subtracting net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of vested Options exercised. Should the Company decide to satisfy in cash, in whole or in part, its obligations deriving from the exercise of Option Rights, then the Company will pay any additional amounts necessary to guarantee that the value received by the beneficiary after deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares on the Stock Exchange on a timely basis.

The situation regarding the first Stock Option Plan is summarised below:

	Year ended 31.12.2005				Year ended 31.12.2004

Stock Option Plans - First Plan		Number of shares	Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of year		6,212,149	0.723	0.871	6,537,593	0.723	1.333
New rights granted during the year		—			—
Rights exercised during the year		533,630			325,444
Rights expiring during the year		—			—
Rights granted, end of year	*	5,678,519	0.723	0.926	6,212,149	0.723	0.871
of which: vested		5,678,519	0.723	0.926	6,212,149	0.723	0.871

* to be exercised by August 2007

32.b Second Plan

In order to reward the results obtained and, at the same time, provide an incentive for the management of the Company, a resolution of the Compensation Committee on 6 September 1999 (adopted to the extent necessary by the Board of Directors at its meeting on 13 September 1999), set down the regulations (the “Plan”) regarding the granting of additional stock appreciation rights and/or rights to subscribe for or purchase shares in the Company with the following main characteristics:

a) the beneficiaries of the Plan are the executive directors and managers (employees or consultants and freelance personnel) of the Company and its subsidiaries identified by the Compensation Committee in compliance with the requirements of art. 2389 of the Italian Civil Code;

b) the beneficiaries are granted: rights (Options) which enable them on the conditions described below to subscribe for or acquire ordinary shares in the Company, on condition that it continues to be listed on the Italian Stock Exchange, and subject to a shareholders’ resolution to increase share capital or acquire own shares; or, in the absence of a shareholders’ resolution or if the Company is no longer listed, a sum of money or a combination of these two factors;

c) the number of Options to be granted each year is established by the Board of Directors. Commencing from 2002, the Options may be granted to the beneficiaries by the Compensation Committee or by the Board in compliance with art. 2381.2 of the Italian Civil Code, by resolution to be adopted within 60 days of the approval of the draft consolidated balance sheet and statement of operations for the prior year (the “Consolidated Financial Statements”, on condition that the maximum number of Options granted in any one year may not exceed two percent of the Company’s outstanding share capital (the “Shares”). However, following the expiry of Options granted but not exercised due to the termination of employment, or to the termination of collaboration or consultancy agreements with certain employees, consultants and/or freelance collaborators of the Company or its subsidiaries who became beneficiaries in prior years, the Compensation Committee and the Board of Directors have decided that the conditions in 2002 were such that a higher number of Options could be granted with respect to the Options granted in prior years;

d) the Options granted vest in three equal instalments, unless decided otherwise by the Board of Directors or the Compensation Committee, at annual intervals, commencing from 31 December of the year immediately subsequent to the year of granting; these Options can be exercised by the beneficiaries year by year, by sending a related communication to the Company within thirty days of the date of approval of the latest Consolidated Financial Statements. With regard to Options relating to the years 1999, 2000 and 2001, the communication must be sent within thirty days of the approval and publication of the Consolidated Financial Statements accompanied by the related Explanatory Notes and Report on Operations. Options expire if they are not exercised within 7 years of their grant date;

e) at a meeting held on 3 March 2000, the Board of Directors approved a modification to the Plan adopted by the Compensation Committee in September 1999 in order to take account of changes in the income tax regulations applying to employees with regard to stock option plans.

In particular, it was established with regard to the determination of the Exercise Price (as defined in the Plan, i.e. the strike price), that the value of the Shares is defined from that date forward to be the value of the Company’s ordinary Shares at the date of granting the related Options, as determined in accordance with the fiscal regulations current at the grant date (without prejudice however to the requirement of the Plan that the Exercise Price may not be lower than the consolidated shareholders’ equity per Share at the date the Options are exercised by the beneficiaries.

The value of the Shares determined in accordance with current fiscal regulations is now based on the arithmetic average of the stock market prices struck during the last month prior to the grant (where, as clarified by the Ministry of Finance, “last month” is understood to be the period from the reference date (i.e. the grant date of the Options) to the same day in the preceding calendar month), while the previous text of the Plan made reference to the “average of the monthly average listed prices for the Shares on the Italian Stock Exchange for the three months prior to the month of granting”.

The change was therefore necessary in order to avoid the situation whereby fixing the Exercise Price in a different manner to that prescribed by fiscal regulations might inadvertently give rise to a taxable situation for beneficiaries who, as employees, could otherwise benefit from the tax exemption available under art. 48.2, g-bis of Consolidated Income Tax Legislation. This change applies to Options granted subsequent to those granted for 1999.

f) should the Shares not be listed at the time the corresponding Options are exercised, then the beneficiaries will receive a cash amount equal to the difference between the market value per Share (determined by multiplying the EBITDA resulting from the latest approved financial statements prepared in accordance with Italian GAAP by 10, subtracting consolidated net debt, and then dividing by the number of shares outstanding as of the exercise date) and the exercise price, multiplied by the number of options exercised). The above calculation will continue to make reference to the latest approved financial statements prepared in accordance with Italian GAAP until a change in the regulations is approved.

Should the Company satisfy in cash, in whole or in part, its obligations deriving from the exercise of Options, then the Company (or the subsidiary for which the beneficiary works) will pay any additional amounts necessary to guarantee that the value received by the beneficiary after the deduction of the related personal income taxes is not less than the net value that he would have received had the Company decided to deliver the shares and (where relevant under the applicable fiscal legislation) had the beneficiary sold such shares at the market value per share described above.

As part of the above-mentioned resolutions of the Compensation Committee and the Board of Directors dated, respectively, 6 and 13 September 1999, the Company granted a total of 1,250,000 Options to three beneficiaries (Federico Minoli, Carlo Di Biagio and Massimo Bordi) with regard to 1999, on the terms and conditions set out in the Plan. Subsequently, in compliance with those resolutions, the Managing Director granted a total of 1,909,259 Options to 50 further beneficiaries prior to 31 December 1999, as reported on the related list filed with the Company’s official papers. The exercise price established for all the Options granted in relation to 1999 is permanently fixed at € 2.879, which was the average of the monthly average official prices for the shares of the Company listed on the Italian Stock Exchange for the months of June, July and August 1999.

At a meeting held on 3 March 2000, the Board of Directors decided to grant Options for 2000 on the terms and conditions set out in the Plan, as described above, and, in particular, to the maximum extent envisaged therein of 3,159,259 Options. The Options were granted with a permanently fixed exercise price of € 2.810 as follows: 500,000 Options granted by the Board to the Managing Director at that time, Federico Minoli, with the remainder, 2,659,259 Options, at the discretion of the Compensation Committee (on the understanding that no beneficiary could receive more than 500,000 Options), which granted them to a further 71 beneficiaries. The Options granted in accordance with the resolution vest in three annual instalments commencing from 31 December 2001 in the following proportions: 50%, 25% and 25%.

Partly as a consequence of the granting of Options in relation to 1999 and 2000, as described above, on 2 May 2000 the Shareholders’ Meeting approved an increase in share capital to service the Options already granted for 1999 and 2000, as well as the Options to be granted in relation to 2001 and 2002 in accordance with the terms of the Plan. This increase was approved with the total waiver of pre-emption rights pursuant to art. 2441.5 and .8 of the Italian Civil Code, since its purpose was to facilitate share ownership by employees as well as being, with regard to beneficiaries who are consultants or freelance collaborators of the Group, in the corporate interest. In particular, this is a divisible increase in capital, for payment, by a maximum of 12 million ordinary shares in the Company (and therefore with a maximum increase in the nominal value of share capital of € 6,197,482) to be issued subsequent to the exercise of the Options granted to the respective beneficiaries, with dividend rights from 1 January of the year in which each of the related shares is subscribed for and paid for, as defined by current legislation; this increase may be made by the Board on several, independent occasions at annual intervals, on the terms and conditions described in the Plan. It was also established that this capital increase must be made by and no later than 31 July 2009, in order to allow for the issue of Shares to service the exercise (within the deadline of 7 years from the grant date) of Options granted in 2002. The total number of Option beneficiaries in each year from 1999 to 2002 did not exceed 200 persons.

The Shareholders’ Meeting held on 2 May 2000 in both ordinary and extraordinary session also granted a mandate to the Board of Directors, or to an ad hoc committee appointed by the Board or by the articles of association, to do everything necessary in order to implement the capital increase described above.

On 15 March 2001, the Board of Directors authorised the granting of 3,165,000 Options in relation to 2001, on the terms described above. These Options were granted with an exercise price of € 1.9882 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

-	with the remainder, 2,165,000 Options, at the discretion of the Compensation Committee which granted them to a further 73 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2002 in the following proportions: 50%, 25% and 25%.

On 14 February 2002, the Board of Directors authorised the granting of 3,960,000 Options in relation to 2002, on the terms described above. These Options were granted with an exercise price of € 1.8069 as follows:

-	500,000 Options to the Chairman of the Board of Directors, Federico Minoli, and 500,000 Options to the previous Managing Director, Carlo Di Biagio;

-	the remainder, 2,960,000 Options, were granted to a further 90 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2003 in the following proportions: 50%, 25% and 25%.

On 13 February 2003, in view of the stock market prices for the Company’s shares, the Board of Directors resolved to replace by a multiple of “5” the multiple of “10” used in the formula to calculate the value of Ducati shares should the Options be paid out in cash with the Company no longer listed on the Stock Exchange. This modification relates to Options granted subsequent to the date of the above resolution.

The Board of Directors did not authorise any grant of Options in relation to 2003.

On 11 March 2004, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2004, on the terms described above. These Options were granted with an exercise price of € 1.3170 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2005 in the following proportions: 50%, 25% and 25%.

On 6 May 2004, the Shareholders’ Meeting in extraordinary session approved a proposed divisible share capital increase for cash, with premium if appropriate, with the waiver of pre-emption rights pursuant to para. 8 of art. 2441 of the Italian Civil Code, to service the company’s stock option plan reserved solely for employees of the Ducati Group, up to a maximum value of € 824,200 and therefore not exceeding 1% of the current share capital, to be implemented by and not after 31 July 2011 via the issue of a maximum of 1,585,000 ordinary shares carrying dividend rights from 1 January of the year in which they are subscribed for and become fully paid, as defined by current legislation. This increase is subject to all the conditions specified in the Plan and the following additional requirements: (i) the new shares may only be issued to service, in part or in full, the option rights granted for 2004 to those Employee Beneficiaries whose names have already been identified by the special Committee appointed by the Board, on the terms and conditions established in the Plan; (ii) the shares will be issued at the overall price of € 1.3170 each; (iii) in view of the special dynamics of this capital increase, the length of the implementation period available and its divisibility, the capital increase will be deemed, for all legal effects, to be completed year by year for the amount which, year by year, is properly subscribed and simultaneously paid in.

On 10 March 2005, the Board of Directors authorised the granting of 3,170,000 Options in relation to 2005, on the terms described above. These Options were granted with an exercise price of € 1.0650 as follows:

-	500,000 Options to the Chairman of the Board of Directors and Managing Director, Federico Minoli;

-	the remainder, 2,670,000 Options, were granted to approximately a further 65 beneficiaries.

These Options vest in three annual instalments commencing from 31 December 2006 in the following proportions: 50%, 25% and 25%.

The extraordinary session of the Shareholders’ Meeting held on 5 May 2005 approved an increase in share capital by a maximum of 1,588,000 shares, as described further in the “Other corporate events” section of this report.

The situation regarding this second Stock Option Plan is summarised below:

	Year ended 31.12.2005				Year ended 31.12.2004

Stock Option Plans - second plan	Number of shares		Exercise price in Euro	Market price in Euro	Number of shares	Exercise price in Euro	Market price in Euro

Rights granted, start of year		14,356,630	2.1120	0.871	11,344,130	2.3250	1.333
New rights granted during the year		3,170,000	1.0650	0.926	3,170,000	1.3170	1.333
Rights exercised during the year		—			—
Rights expiring during the year		65,000			157,500
Rights granted, end of year	*	17,461,630	1.9240	0.926	14,356,630	2.1120	0.871
of which: vested		10,453,505	2.3686	0.926	10,464,755	2.3680	0.871

* including 2,689,130 to be exercised by 2006, 2,475,000 by 2007, 2,790,000 by 2008, 3,332,500 by 2009, 3,005,000 by 2011 and 3,170,000 by 2012.

Evidently, in addition to the exercise of all the Options, the development of the Stock Option Plans will depend on the decisions to be taken by the Company each year with regard to the granting of options to subscribe for new shares, as against the alternative of making cash payments.

The provisions of IFRS 2 relating to share-based payments were applied on preparation of the consolidated financial statements as of 31 December 2005. In accordance with these provisions, the total fair value of stock options at the grant date must be charged to the statement of operations. Changes in their fair value subsequent to the grant date do not alter their initial valuation. The cost of compensation corresponding to the fair value of the options is recognised as a payroll cost on a straight-line basis during the period between the grant date and the vesting date, and the matching entries are credited directly to shareholders’ equity.

The Group has adopted the transitional provisions envisaged by IFRS 2 and, accordingly, has applied the standard to all stock option plans granted after 7 November 2002 that had not already vested on the date that IFRS 2 came into force (1 January 2005). As allowed under the transitional provisions for IFRS 2, no compensation costs have been recognised in relation to stock options granted prior to 7 November 2002.

The effect of adopting this IFRS has been to recognise additional costs of € 1,238 thousand as of 31 December 2005 (note 24).

The Group used the following assumptions to make the actuarial calculations:

Plan	Expected volatility	Risk-free %	Expected dividends	Exercise %	Strike price

2004 - Tranche 1	35%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 2	35%	3.72%	0.00%	5.00%	2.00
2004 - Tranche 3	35%	3.72%	0.00%	5.00%	2.00
2005 - Tranche 1	34%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 2	34%	3.78%	0.00%	5.00%	2.00
2005 - Tranche 3	34%	3.78%	0.00%	5.00%	2.00

Plan	Garnt Date	Vesting Date	Maturity Date	Granted Options	Option expected to Vest	Share Price	Strike Price

2004 - Tranche 1	11/03/2004	31/12/2005	31/12/2011	1,585	1,448	1.42	1.32
2004 - Tranche 2	11/03/2004	31/12/2006	31/12/2011	793	689	1.42	1.32
2004 - Tranche 3	11/03/2004	31/12/2007	31/12/2011	793	655	1.42	1.32
2005 - Tranche 1	10/03/2005	30/12/2006	31/12/2012	1,585	1,448	1.08	1.07
2005 - Tranche 2	10/03/2005	30/12/2007	31/12/2012	793	689	1.08	1.07
2005 - Tranche 3	10/03/2005	29/12/2008	31/12/2012	793	655	1.08	1.07

				6,342	5,584

Plan	Binominal Value	Expected Term (years)	Project expense 2005	True up as at 31/12/2005	Balance as at 31/12/2005

2004 - Tranche 1	0.5679	5.35	455	64	518
2004 - Tranche 2	0.5977	5.84	147	21	167
2004 - Tranche 3	0.6254	6.32	108	15	123
2005 - Tranche 1	0.4085	5.56	265	11	276
2005 - Tranche 2	0.4293	5.99	85	4	89
2005 - Tranche 3	0.4492	6.43	63	3	65

Total			1,123	118	1,238

32.c Employee share purchase plan

The employee share purchase plan was approved by the Board of Directors on 14 February 2002, which delegated all necessary powers for its implementation to the Managing Director. This plan is intended to facilitate the purchase of shares by the permanent employees of the Ducati Group resident in Italy, including part-timers and excluding those employees who are also directors of Group companies, (the “Employees”), and is summarised as follows (the “Share Plan”).

The Share Plan is intended to build the loyalty of the Employees by enabling them to receive at a discounted price (1/3 of the purchase price to be paid by the Company, up to a maximum of € 1,000 paid by each Employee in each calendar year), ordinary shares in Ducati Motor Holding (the “Shares”) acquired in the Screen-traded Market administered by Borsa Italiana S.p.A. (the “Market”).

In particular, the Share Plan confers on the Employees the right, to be exercised by a certain date in each year, to inform the Company of the total value of Shares that they intend to purchase, up to the maximum annual limit established in the Share Plan (€ 3,000 per employee per calendar year).

Based on the applications received, the Company instructs an intermediary to acquire the above shares in the Market on behalf of the Company. On the day of the purchase, the Company - via the intermediary - allocates the Shares to the Employees at the discounted price referred to above. The Shares acquired on this basis cannot be sold by the Employees for a period of 3 years. Specific regulations cover the termination of employment relationships with the Employees.

With regard to the application of company law, the implementation of the Share Plan is subject to the authorisation of the purchase of own shares by the shareholders at an ordinary meeting. In addition, the value of the assistance provided as a result of implementing the Share Plan cannot exceed the Company’s distributable earnings and reserves.

As of 31 December 2005, the Share Plan has not been activated.

33.	Related Parties

The principal relations with “related parties” are shown below, pursuant to CONSOB communication DEM 2064231 of 30 September 2002 and in accordance with IAS 24.

(a) 2005

Relations with members of the Board of Directors during the year ended 31 December 2005 were as follows:

	Directors’ fees	Collaboration and/or remuneration	Reimbursement of expenses

Federico Minoli	*250,000	339,069	108,895
Giorgio Seragnoli	15,000	—	—
Mauro Benetton	15,000	—	—
Massimo Bergami	10,000	—	—
David Bonderman	15,000	—	—
Alessandro M. M. Foti	5,000	—	—
Abel Halpern	15,000	—
Andrea Lipparini	15,000	9,158	—
Paolo Pietrogrande	15,000	—
Dante Razzano	15,000	—	—
Giles Thorley	15,000	—	—
Ulrich Weiss	15,000	—	—

* Waived annual director’s emoluments of € 15,000.

At the meeting of the parent company’s Board of Directors held on 10 February 2005, Federico Minoli informed the Board that he had sold all his direct and indirect interests in Dream Engine S.r.l., thereby eliminating any potential economic interest in the company’s future transactions, if any, with Dream Engine S.r.l., and stated in this regard that the company had signed a sponsorship agreement with Dream Engine S.r.l. concerning the Motogiro d’Italia 2005.

On 19 January 2005, Paolo Pietrogrande, director, explained to the Board his potential conflict of interest with reference to a service agreement between the company and Contemporanea Progetti S.r.l., in which one of his relations owns a 30% interest, for the design of Ducati’s new stand for trade fairs and other events at a cost of € 40,000.00 + VAT (including expenses).

All the above transactions were arranged on arms’-length terms. See also note 32 with reference to the Stock Option plans.

The directors’ direct interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

The directors’ direct interests in the shares of Ducati Motor Holding S.p.A. are detailed below:

Directors	Number of shares held as of 31.12.2005

Giorgio Seragnoli	7,815,692
Federico Minoli	225,000

There are no significant relations with other related parties, other than those disclosed above.

(b) 2004

Relations with members of the Board of Directors during the year ended 31 December 2004 were as follows:

	Directors’ fees	Payments for prior years	Collaboration and/or remuneration	Reimbursement of expenses

Federico Minoli	*250,000	—	310,753	54,035
Giorgio Seragnoli	15,000	—	—	—
Mauro Benetton	15,000	—	—	—
David Bonderman	15,000	30,000	—	—
Alessandro M. M. Foti	15,000	—	—	—
Abel Halpern	15,000	30,000	—
Andrea Lipparini	15,000	—	1,695	—
Paolo Pietrogrande	15,000	—	—
Dante Razzano	15,000	7,500	—	—
Giles Thorley	15,000	10,000	—	—
Ulrich Weiss	15,000	30,000	—	—

* Waived director’s emoluments of € 15,000.

Two commercial services agreements have been signed with Dream Engine S.r.l., whose sole director and indirect controlling quotaholder until 31 December 2004 was Federico Minoli. These agreements involved, respectively, the organisation of the “Motogiro d’Italia” and the “Centopassi” events which were held during the months of July and September 2004. The invoices recorded as of 31 December 2004 totalled € 566 thousand.

At the meeting of the parent company’s Board of Directors held on 10 February 2005, Federico Minoli stated that he had resolved the potential conflict of interest regarding Dream Engine S.r.l. and that company’s relations with Ducati Motor Holding S.p.A..

Considering the interest of Ducati Motor Holding S.p.A. in the activities of Dream Engine S.r.l., linked in particular with the rights to use the “Motogiro” brand owned by the latter, Federico Minoli had decided to sell all his direct and indirect interests in Dream Engine S.r.l..

A commercial services agreement was signed in 2003 with Contemporanea Progetti S.r.l., in which a relation of Paolo Pietrogrande holds a 30% interest. The value of the work completed by December 2004, under this agreement to brighten up the assembly line, totalled € 98 thousand.

The Board of Directors previously granted Knowledge Lab S.r.l., in which A. Lipparini holds a 22.5% interest, a contract for the training of personnel which expired in December 2004. The value of this work was about € 12,000. The invoices recorded as of 31 December 2004 totalled € 8 thousand.

All the above transactions were arranged on arms’-length terms.

34.	Financial instruments

In order to hedge exchange-rate and interest-rate risk, the Group arranges derivative contracts to cover expected total orders and contracts to hedge the effect of exchange-rate and interest-rate fluctuations. The following instruments are used:

Forward Exchange Contracts	Nominal value in €	Fair value in €

Pounds sterling	9,934	89
US dollars	27,295	(343)
Australian dollars	7,343	29
Japanese yen	3,630	(23)
Swiss francs	3,933	21

Total	52,135	(227)

IRS (Interest Rate Swaps)

	63,363	515

Forward Currency Contracts DDF1

Australian dollars	1,172	3
Swiss francs	1,695	5
Pounds sterling	7,693	(225)

Total	10,560	(217)

The Group only arranges derivative contracts with counterparts deemed solvent by the market; accordingly, the Group does not envisage any collection risks in relation to such counterparts.

As mentioned in note 1.c.vii, although the Group considers these contracts to be hedges, they do not meet all the conditions established in IAS 39; accordingly, these derivative financial instruments are stated at their fair value at the balance sheet date.

As of 31 December 2005, the Group does not have any financial assets or liabilities whose fair value differs significantly from their carrying value.

35.	Sector information

The activities of the Ducati Group are organised into the following sectors: Motorcycles, Spare parts, Apparel and Accessories, Other activities. The sector information for 2005 and 2004 is presented below in accordance with IAS 14.

	MOTORCYCLES		SPARE PARTS		ACCESSORIES & APPAREL		OTHER		TOTAL

	Dec. 05	Dec. 04	Dec. 05	Dec. 04	Dec. 05	Dec. 04	Dec. 05	Dec. 04	Dec. 05	Dec. 04

Net sales	247,236	284,570	41,340	41,577	29,057	31,614	3,214	5,598	320,847	363,359
% of net sales	77.1%	78.3%	12.9%	11.4%	9.1%	8.7%	1.0%	1.5%	100.0%	100.0%
Cost of goods sold	(228,832)	(239,746)	(14,976)	(14,754)	(16,694)	(19,887)	(1,890)	(2,321)	(262,392)	(276,708)

Gross operating profit	18,404	44,824	26,364	26,823	12,363	11,727	1,324	3,277	58,455	86,651

% of net sales	7.4%	15.8%	63.8%	64.5%	42.5%	37.1%	41.2%	58.5%	18.2%	23.8%
% of gross operating profit	31.5%	51.7%	45.1%	31.0%	21.1%	13.5%	2.3%	3.8%	100.0%	100.0%
Other operating revenues	26,414	23,556	3,373	2,762	4,141	4,129	256	363	34,184	30,810
Selling expenses	(54,987)	(54,099)	(24,215)	(23,315)	(10,238)	(10,075)	(3)	(1)	(89,443)	(87,490)
General and administrative expenses	(17,252)	(15,600)	(2,669)	(2,181)	(1,876)	(1,658)	(58)	(125)	(21,855)	(19,564)
Provisions for restructuring charges	(13,000)	0	0	0	0	0	0	0	(13,000)	0
Other income (charges)	(1,556)	(972)	(248)	(137)	(174)	(105)	0	(12)	(1,978)	(1,226)

Operating result	(41,977)	(2,291)	2,605	3,952	4,216	4,018	1,519	3,502	(33,637)	9,181

% of net sales	-17.0%	-0.8%	6.3%	9.5%	14.5%	12.7%	47.3%	62.6%	-10.5%	2.5%
% of total operating result	124.8%	-25.0%	-7.7%	43.0%	-12.5%	43.8%	-4.5%	38.1%	100.0%	100.0%
Non-operating income and expense									0	0
Financial income and expense									(7,315)	(3,826)

Results before taxation and minority interests									(40,952)	5,355

Minority interest in results									(1)	0

Results before taxation									(40,953)	5,355

Income taxes									(511)	(8,824)

Net profit (loss) for the year									(41,464)	(3,469)

Other information
Sector assets
Trade receivables	78,821	92,881	13,188	13,523	9,303	10,439	920	1,779	102,232	118,622
Inventories	52,617	59,679	18,313	21,717	10,450	10,897	0	0	81,380	92,293
Property, plant and equipment	51,315	55,035	8,586	8,013	6,057	6,185	599	1,054	66,556	70,288
Goodwill and brands	86,050	86,050	0	0	0	0	0	0	86,050	86,050
Total unallocated assets									126,967	135,470

Total assets									463,185	502,723

Sector liabilities
Trade payables	74,306	67,116	4,863	4,130	5,421	5,567	614	650	85,203	77,463
Provisions for risks and charges	19,835	6,369	175	11	124	8	14	1	20,147	6,389
Provisions relating to employees	3,824	3,542	3,283	2,607	2,307	1,982	255	351	9,669	8,482
Due to employees	1,680	1,261	1,442	929	1,013	706	112	125	4,247	3,021
Other unallocated liabilities									343,919	407,368

Total liabilities									463,185	502,723

Capital investment during the year
Investment in PPE and R&D	12,586	11,122	1,639	1,301	820	664	90	113	15,135	13,200
Unallocated investment in fixed assets									88	12,293

The following table indicates the contribution made by each business sector within the Ducati Group to total net sales and gross operating profit:

	Motor- cycles	Spare parts	Accessories and Apparel	Other	Total

Net sales	77.1%	12.9%	9.1%	0.9%	100.0%
Gross operating profit	31.5%	45.1%	21.1%	2.3%	100.0%

The criteria adopted for the allocation by sector are set out below.

(a) Revenues and costs

In general, unless stated otherwise, allocation on the basis of sales refers to the sales of the motorcycle, spare parts, and accessories and apparel sectors, excluding engine sales and other revenues.

Sales are allocated on a detailed basis with reference to the specific sector of the individual products sold.

The cost of sales is allocated on the following basis:

-	purchased materials and the cost of external processing are allocated on a specific basis with reference to the bills of materials of the products concerned;

-	direct production costs, comprising the cost of the direct workshops including labour, are allocated 100% to the motorcycle sector;

-

indirect production costs, comprising the total cost of the indirect production departments such as the warehouses of raw materials and finished motorcycles, logistics and general factory services, are allocated 100% to the motorcycle sector;

-	expensed development costs, comprising 30% of the technical office costs and the associated departments, are allocated 100% to the motorcycle sector.

-	Other operating revenues are allocated as follows:

-	sponsorship is allocated based on sales, since this activity benefits the sales of products in all sectors;

-	royalty income is allocated 100% to the apparel sector since it is recognised in relation to this sector’s products;

-	other revenues are allocated 100% to the motorcycle sector.

Distribution costs are allocated as follows:

-	sales rebates and incentives: allocated on a specific basis, with reference to the incentive plans established for the various sectors by the commercial department;

-	provision for product warranties: allocated 100% to the motorcycle sector;

-	carriage out and packaging: allocated with reference to the costs actually incurred to transport the products of the various sectors;

-	provision for doubtful accounts: allocated in proportion to the sales of the individual sectors;

-	factoring commission expense: allocated 100% to the motorcycle sector;

-	the costs of the commercial function including the related payroll costs are allocated as follows:

	1.	on a specific basis as far as possible (motorcycle shipping department, merchandising office, spare parts inventory, etc.);

	2.	and with reference to the sales of the individual sectors for all the other departments;

-	commercial costs of advertising, promotion and special projects managed on a contract basis, as well as racing costs: with reference to sales;

-	commercial costs recovered: these relate solely to the motorcycle sector;

-	branch costs: based on the sector sales of the companies concerned, except for the cost of sales rebates and incentives which is allocated on a specific basis;

-	R&D costs related to the MotoGP: based on sales, since this activity benefits sales in all sectors.

General and administrative costs relate to the functioning of the individual companies regardless of their business sector and, accordingly, cannot be related directly to a specific sector. These costs are allocated on the basis of sales, including revenues from the sale of engines. Similarly, other income and charges cannot be attributed to specific sectors and, accordingly, they are allocated based on sales; non-operating costs are allocated based on the sales of motorcycles and spare parts.

Depreciation and amortisation are allocated as follows:

-	depreciation of property, plant and equipment: with reference to the sales of the motorcycle, spare parts and engine sectors;

-	amortisation of development costs: with reference to the sales of the motorcycle and spare parts sectors;

-	amortisation of other intangible assets: with reference to the sales of the various sectors.

Financial income and expense and taxation are not allocated.

(b) Assets and liabilities

Assets and liabilities are allocated as follows:

-	trade receivables: allocated on the basis of sales, in a manner consistent with the allocation of net sales in the statement of operations by sector;

-

inventories: allocated with reference to the actual inventories of the individual sectors at the end of the year; property, plant and equipment, net: allocated based on the net sales allocated in the statement of operations by sector;

-	goodwill and the brand name: allocated to the various sectors on the basis of net sales;

-	trade payables: allocated on the basis of the cost of sales; due to employees and leaving entitlements: allocated on a basis consistent with the payroll costs charged to the business sectors;

-	provisions for charges are allocated as follows:

	-	product warranties: 100% to the motorcycle sector;

	-	other charges: based on net sales;

-	investment in fixed assets is allocated as follows:

	-	part relating to industrial property, plant and equipment: based on net sales;

	-	investment in development: based on the sales of motorcycles and spare parts;

	-	other investment in tangible and intangible fixed assets: not allocated.

36.	Significant events subsequent to 31 December 2005

On 26 January 2006, the Extraordinary Shareholders’ Meeting of Ducati Motor Holding S.p.A. authorised:

(i) expansion of the corporate objects indicated in art. 4 of the Articles of Association to include, among the activities that may be performed by the companies or firms in which the Company may hold interests and/or equity investments, the provision of certain financial services to the general public including, in particular, the granting of loans in any form and the provision of payment services, as specified in Section V of Decree 385/1993;

(ii) modification of the Articles of Association to authorise the Board of Directors to increase share capital for cash on one or more occasions over a period of five years from the date of the related resolution (and therefore by and no later than 25 January 2011), pursuant to art. 2443 of the Italian Civil Code, by a maximum of Euro 80,000,000, via the issue of ordinary shares in the Company carrying the same rights as those already in circulation, to be offered first under option to existing shareholders.

As mentioned in note 16, agreement was received from the Lead Bank and the Financing Banks on 13 February 2006 for the proposed changes to the loan contract and the related exception request.  This agreement is subject to completion of the following transactions:

(a)	purchase by Investindustrial Holdings S.A. of a 30% interest, less one share, in the share capital of Ducati Motor Holding S.p.A.;

(b)	acceptance by Investindustrial Holdings S.A. of a commitment to take up its option rights arising under the terms of the Offer, as defined below;

(c)

signature by UBM, no later than 31 May 2006, of an underwriting contract intended to guarantee and/or obtain guarantees for the successful outcome of the share capital increase for cash totalling € 80 million, to be offered under option to existing shareholders, which will be authorised by Ducati Motor Holding S.p.A. (the “Offer”) net of the commitment to take up all the option rights directly or indirectly available to Investindustrial Holdings S.A.

On 1 March 2006, Texas Pacific Group (“TPG”) and Investindustrial Holdings S.A. made separate press releases to announce signature of the final agreement for the purchase by Investindustrial Holdings S.A. from TPG of 30% less one share of the share capital of Ducati Motor Holding S.p.A. (without taking account of any own shares held by Ducati Motor Holding S.p.A.). As explained in the above press releases from TPG and Investindustrial Holdings S.A, the transaction is due to be completed during March 2006, subject to approval from the German anti-trust authorities, the absence – between  the date of signing and the date of completing the transaction – of events with a significant adverse effect on the activities of Ducati or actions that prevent the closing, and the non-withdrawal, or the absence of significantly worse terms and conditions, of the consent given by the Lead Bank and the financing banks to the proposals presented by Ducati Motor Holding S.p.A. o make modifications and allow exceptions to the May 2005 loan contract. The completion of the transaction between TPG and Investindustrial Holdings S.A. is also subject to the non-revocation, or absence of changes unfavourable to Ducati Motor Holding S.p.A., of the loan contract signed on 23 February 2006 (and communicated to the market by a press release on 1 March 2006), whereby Ducati has obtained a new line of credit of € 35 million from Unicredit Banca D’Impresa, for a guaranteed period of 5 years, and to the arrangement by Ducati Motor Holding S.p.A. of one or more additional loan contracts totalling € 25 million on terms and conditions that are essentially no less favourable to Ducati than those applying to the above loan agreement for € 35 million. In this regard, negotiations are currently in progress with other banks to obtain this additional loan of € 25 million.

As communicated in the above press release from Investindustrial Holdings S.A. on 1 March 2006, the transaction also envisages that Investindustrial Holdings S.A. will take up its option rights to subscribe to the planned share capital increase by a maximum of € 80 million ( the”Offer”). With reference to the Offer, UBM signed a preliminary agreement with Ducati Motor Holding S.p.A. and Investindustrial Holdings S.A. on 28 February 2006, effective until 31 May 2006, to underwrite the issue and subscribe for any shares that are not taken up in the context of the Offer (after the exercise in full of the option rights due to Investindustrial Holdings S.A. on completion of the acquisition).

Separate Appendix – Transition to International Financial Reporting Standards (IFRS)

Introduction

Following the entry into force, as of January 1st, 2005, of European Regulations n. 1606 of July 2002, the Ducati Group has adopted the International Financial Reporting Standards (henceforth, “IFRS”) issued by the International Accounting Standards Board.

This appendix includes:

-	a description of the accounting principles adopted by the Ducati Group as of January 1st, 2005;
-

a reconciliation between the period’s results and the shareholders’ equity in accordance with the preceding principles (henceforth, “Italian accounting principles”) and the results of the period and shareholders’ equity based on the IFRS for the previous financial periods as of January 1st, 2004 and December 31st, 2004, as required by IFRS 1  – First adoption of the IFRS; this is done for comparative purposes and includes the relative explanatory notes.

This information has been drafted as part of the process of conversion to the IFRS and for the purposes of drawing up the consolidated financial statements of the Group as of December 31st, 2005 in accordance with the IFRS approved by the European Community. It does not include all the statements, comparative information and explanatory notes that would be required for a complete representation in accordance with the IFRS of the financial and economic status of the Ducati Group as of December 31st, 2004. The accounting policies adopted by the Ducati Group commencing from January 1st, 2005 are those described in the explanatory notes to the consolidated financial statements as of December 31st, 2005, to which reference is made since this Appendix is an attachment to such consolidated financial statements.

Reconciliations required by IFRS 1

Pursuant to IFRS 1, the accounting policies adopted for the preparation of the opening consolidated balance sheet as of January 1st, 2004 under IFRS are described below, together with the principal differences with respect to the Italian accounting standards used to prepare the financial statements of the Group up to December 31st, 2004, and the reconciliation of the previously-published amounts, stated in accordance with Italian accounting standards, with the corresponding amounts redetermined under IFRS.

The consolidated balance sheets as of January 1st, 2004 and December 31st, 2004 and the consolidated statement of operations for 2004 have been prepared on the basis required by IFRS 1 – First-Time Adoption of IFRS. IFRS 32 and 39 were not applied when preparing the above statements, since they apply from January 1st, 2005, as published prior to December 31st, 2004. In this regard, following the reconciliations as of January 1st, 2004 and December 31st, 2004, this report also presents the reconciliation between the IFRS amounts as of December 31st, 2005 with those as of January 1st, 2005, which include the following adjustments required by IFRS 32 and 39 as from that date:

- IAS 39 – Financial Instruments: Recognition and Measurement
- IAS 32 – Financial Instruments: Disclosure and Presentation

In the case of the Ducati Group, the application of IFRS 32 and 39 essentially involved reclassifying own shares as a deduction from shareholders’ equity, the valuation of financial payables using the amortised-cost method and the valuation of financial instruments that hedge exchange-rate and interest-rate risk using the fair-value method through the statement of operations.

Initial Application of the IFRS

General Principle

The Group has retroactively applied the accounting principles in force on December 31st, 2004 to all the periods included in the first IFRS financial statements, as well as to the opening balance sheet, with the exception of certain exemptions adopted by the Group in accordance with IFRS 1 and described in the following paragraph.

These 2004 accounting statements will provide the values that will be published for comparative purposes in the consolidated financial statements of December 31st, 2005; these values may be subject to certain changes which may be required in the case that an international accounting principle is revised or modified during the course of 2005. It should be noted that there is the possibility that new versions or interpretations of the IFRS will be issued before the publication of the Group’s consolidated financial statements of December 31st, 2005, potentially with retroactive effects.  If this should occur, it may produce effects on the 2004 balance sheet and  income statement which were drafted again in accordance with the IFRS which are described here.

The balance sheet of January 1st, 2004, reflects the following valuation differences with respect to the consolidated financial statements of December 31st, 2003 which were drafted in accordance with Italian accounting principles:

-

all the assets and liabilities which the IFRS requires to be recorded including those which are not required when applying Italian accounting principles have been recorded and valuated in accordance with the IFRS;

-	all assets and liabilities which Italian accounting principles require to be recorded, but are not allowed by the IFRS, have been eliminated;

-	certain financial statement items have been reclassified in accordance with the provisions of the IFRS.

The effects of these adjustments are directly recorded in the shareholders’ equity relative to the date of first application of the IFRS (January 1st, 2004).

Optional exemptions adopted by the Group

Company Aggregation : the Group has chosen to not retroactively apply IFRS 3 – Company Aggregation on the operations which occurred before the transition date to the IFRS.

Employee benefits: the Group has decided to book all cumulative actuarial profits and losses as of January 1st, 2004, despite having adopted the “corridor method” for the actuarial profits and losses which will be generated after that date.

Cumulative translation differences: the cumulative translation differences deriving from the consolidation of foreign subsidiaries have been brought to zero on January 1st, 2004. Profits or losses from future sales of foreign subsidiaries will only include the translation differences which emerged after January 1st, 2004.

Deemed Cost: the Group has applied the “deemed cost” to certain categories of assets on the basis of third party appraisal values. The parent company Ducati Motor Holding has, in fact, implemented a review on the basis of an appraisal conducted by an external independent company on the residual possibility of using the various categories of tangible fixed assets as well as on the cost value breakdown of the category “land and buildings” into the individual components “land” and “buildings”. On the basis of this review, the Group has determined an estimate of the residual useful economic/technical lifetime of the tangible fixed assets and has more accurately allocated the cost of “land and buildings” between the specific lands and buildings in question.

In the accounting statements presented below relating to the effects of transitioning to the IFRS, the values exhibited in the column relating to Italian accounting principles (column titled “Italian A.P.”) are the same values that are included in the Management Report published in conjunction with the consolidated financial statements of December 31st, 2004.

Effects of the transition to the IFRS on the balance sheet situation on January 1st, 2004

	Italian A.P. 01.01.2004 € 000	Reclassifications € 000	Adjustments € 000	IFRS € 000	Notes to the adjustments / reclassif.

Current assets
Liquid assets and other available assets	23,973	—	10,000	33,973	B
Trade receivables due from customers	80,421	—	31,700	112,121	B
Final inventories	104,774	—	—	104,774
Other current assets	25,810	(12,506)	—	13,304
Total current assets	234,978	(12,506)	41,700	264,172

Locked-in (fixed) assets
Tangible fixed assets	67,167	—	7,675	74,842	C
Goodwill & intangible assets with indefinite lifetimes	—	86,051	—	86,051
Other intangible assets	124,721	(86,051)	(3,120)	35,550	B-D
Equity investments	12	—	—	12
Advance taxes	—	24,052	1,241	25,293	I
Other locked-in assets	37,096	(11,546)	(10,000)	15,550	B-I

Total locked-in assets	228,996	12,506	(4,204)	237,298

Total assets	463,974	—	37,496	501,470

Current liabilities
Payables due to banks	65,587	—	—	65,587
Current portion of long-term financing	3,740	—	—	3,740
Trade payables due to suppliers	89,503	—	233	89,736	G
Tax fund, including deferred taxes	2,105	(2,105)	—	—	I
Tax payables	9,629	—	—	9,629
Other current liabilities	15,930	—	—	15,930
Provisions for risks and charges- current portion	4,011	—	—	4,011

Total current liabilities	190,505	(2,105)	233	188,633

Medium to long-term liabilities
Long-term liabilities, net of the
current portion	81,882	—	31,700	113,582	B
Other medium to long-term liabilities	14,939	—	—	14,939
Funds relating to personnel	8,277	—	(506)	7,771	F
Tax fund, including deferred taxes	4,871	2,105	3,026	10,002	I
Tax payables	2,583	—	—	2,583
Provisions for risks and charges- medium to long-term portion	2,518	—	—	2,518

Total Medium to long-term liabilities	115,070	2,105	34,220	151,395

Total liabilities	305,575	—	34,453	340,028

Shareholders’ equity
Share capital	82,420	—	—	82,420
Share premium reserve	19,488	—	—	19,488
Revaluation reserve	46,265	—	—	46,265
Other reserves	4,175	(534)	—	3,641
IFRS Transition Reserve	—	534	3,043	3,577
Profit/loss from previous years	6,011	—	—	6,011
Net income (result) of the period	40	—	—	40

Total shareholders’ equity of the Group	158,399	—	3,043	161,442
Shareholders’ equity pertaining to third parties

Total shareholders’ equity of the Group	158,399	—	3,043	161,442
Total liabilities and shareholders’ equity	463,974	—	37,496	501,470

Effects of the transition to the IFRS on the balance sheet situation on December 31st, 2004

	Italian A.P. 31.12.2004 € 000	Reclassifications € 000	Adjustments € 000	IFRS € 000	Notes to the adjustments / reclassif.

Current assets
Liquid assets and other available assets	33,327	—	16,000	49,327	B
Trade receivables due from customers	84,332	—	34,290	118,622	B
Final inventories	92,293	—	—	92,293
Other current assets	29,805	(4,018)	—	25,787	I
Total current assets	239,757	(4,018)	50,290	286,029

Locked-in (fixed) assets
Tangible fixed assets	62,843	—	7,445	70,288	C
Goodwill & intangible assets with indefinite lifetimes	—	78,878	7,172	86,050	L
Other intangible assets	119,650	(78,878)	(2,504)	38,268	B-D
Equity investments	20	—	—	20
Advance taxes	—	20,613	1,052	21,665	I
Other locked-in assets	26,998	(16,595)	(10,000)	403	B

Total locked-in assets	209,511	4,018	3,165	216,694

Total assets	449,268	—	53,455	502,723

Current liabilities
Payables due to banks	93,738	—	—	93,738
Current portion of long-term financing	61,849	(4,507)	—	57,342
Trade payables due to suppliers	77,112	—	351	77,463	G
Tax fund, including deferred taxes	3,432	(3,432)	—
Tax payables	8,298	—	—	8,298
Other current liabilities	15,936	—	—	15,936
Provisions for risks and charges- current portion	4,726	—	—	4,726

Total current liabilities	265,091	(7,939)	351	257,503

Medium to long-term liabilities
Long-term liabilities, net of the
current portion	7,116	4,507	40,290	51,913	B
Other medium to long-term liabilities	11,869	—	—	11,869
Funds relating to personnel	9,253	—	(771)	8,482	F
Tax fund, including deferred taxes	3,130	3,432	5,645	12,207	I
Tax payables	1,292	—	—	1,292
Provisions for risks and charges- medium to long-term portion	1,663	—	—	1,663

Total Medium to long-term liabilities	34,323	7,939	45,164	87,426

Total liabilities	299,414	—	45,515	344,929

Shareholders’ equity
Share capital	82,590	—	—	82,590
Share premium reserve	16,662	—	—	16,662
Revaluation reserve	46,265	—	—	46,265
IFRS Transition Reserve	—	(534)	4,112	3,578
Other reserves	6,061	534	(494)	6,101
Profit/loss from previous years	6,049	—	2	6,051
Net income (result) of the period	(7,789)	—	4,320	(3,469)

Total shareholders’ equity of the Group	149,838	—	7,940	157,778
Shareholders’ equity pertaining to third parties	16			16

Total shareholders’ equity of the Group	149,854	—	7,940	157,794
Total liabilities and shareholders’ equity	449,268	—	53,455	502,723

Effects of the transition on the IFRS balance sheet situation on December 31st, 2004 – January 1st, 2005

	Italian A.P. 31.12.2004 € 000	Reclassifications € 000	Adjustments 01.01.2005 € 000	IFRS 01.01.2005 € 000	Notes to the adjustments / reclassif.

Current assets
Liquid assets and other available assets	49,327	(3,283)		46,044	A
Trade receivables due from customers	118,622			118,622
Final inventories	92,293			92,293
Other current assets	25,787		355	26,142	H-E
Total current assets	286,029	(3,283)	355	283,101

Locked-in (fixed) assets
Tangible fixed assets	70,288	—	—	70,288
Goodwill & intangible assets with indefinite lifetimes	86,050	—	—	86,050
Other intangible assets	38,268	—	(198)	38,070	D
Equity investments	20	—	—	20
Advance taxes	21,665	—	14	21,679	I
Other locked-in assets	403	—	—	403

Total locked-in assets	216,694	—	(184)	216,510

Total assets	502,723	(3,283)	171	499,611

Current liabilities
Payables due to banks	93,738	—	—	93,738
Current portion of long-term financing	57,342	—	(58)	57,284	E
Trade payables due to suppliers	77,463	—	—	77,463
Tax payables	8,298	—	—	8,298
Other current liabilities	15,936	—	42	15,978	H
Provisions for risks and charges- current portion	4,726	—	—	4,726

Total current liabilities	257,503	—	(16)	257,487

Medium to long-term liabilities
Long-term liabilities, net of the
current portion	51,913	—	—	51,913
Other medium to long-term liabilities	11,869	—	—	11,869
Funds relating to personnel	8,482	—	—	8,482
Tax fund, including deferred taxes	12,207	—	123	12,330	I
Tax payables	1,292	—	—	1,292
Provisions for risks and charges- medium to long-term portion	1,663	—	—	1,663

Total Medium to long-term liabilities	87,426	—	123	87,549

Total liabilities	344,929	—	107	345,036

Shareholders’ equity
Share capital	82,590	—	—	82,590
Share premium reserve	16,662	—	—	16,662
Revaluation reserve	46,265	—	—	46,265
IFRS Transition Reserve	3,578	—	64	3,642
Other reserves	6,101	(3,283)	—	2,818	A
Profit/loss from previous years	6,051	—	—	6,051
Net income (result) of the period	(3,469)	—	—	(3,469)

Total shareholders’ equity of the Group	157,778	(3,283)	64	154,559
Shareholders’ equity pertaining to third parties	16			16

Total shareholders’ equity of the Group	157,794	(3,283)	64	154,575
Total liabilities and shareholders’ equity	502,723	(3,283)	171	499,611

Reconciliation of Shareholders’ Equity

	01.01.2004 € 000	31.12.2004 € 000	01.01.2005 € 000	Notes

Shareholders’ equity according to Italian accounting principles	158,399	149,838	149,838
Own shares			(3,283)	A
Property, plants and machinery	7,675	7,445	7,445	C
Goodwill and other intangible assets with indefinite lifetimes	—	7,172	7,172	L
Intangible fixed assets	(3,120)	(2,504)	(2,702)	B-D
Other current assets	—	—	355	H-E
Other financial payables	—	—	58	E
Other current liabilities	—	—	(42)	H
Employee benefits	506	771	771	F
Other adjustments	(233)	(351)	(351)	G
Advance/deferred taxes	(1,785)	(4,593)	(4,702)	I

Shareholders’ equity according to the IFRS	161,442	157,778	154,559

Effects on the cash flow statement of December 31st, 2004

The reconciliation with the statement of consolidated cash flows for 2004 is not presented since the effects of applying IFRS were not significant. The statement of consolidated cash flows for 2004, prepared in accordance with IFRS, is presented for comparative purposes as part of the consolidated financial statements as of 31 December 2005.

The table that follows reports the reconciliation statement for net financial borrowing on December 31st, 2004, reconciling the values that were previously determined by using Italian accounting principles and those which were re-determined by using the IFRS.

31.12.2004 € 000

Net financial borrowing according to Italian accounting principles	(116,246)
-Effect of SPE consolidation on liquid funds and other available assets	16,000
-Effect of SPE consolidation on financial payables	(40,290)
-Effect of SPE consolidation on Assets back Securities	(10,000)

Net financial borrowing in accordance with the IFRS	(150,536)

The previously noted effects on net financial borrowing derive from the consolidation of the SPE which was used for the securitization program for the reasons specified in note B.

Reconciliations details relative to the statements illustrating the effects of IFRS transition on the financial situation.

Liquid funds and other available assets Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	10,000	16,000	16,000
Own shares	A	—	—	(3,283)

Total adjustments		10,000	16,000	12,717

Trade receivables Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	31,700	34,290	34,290

Total adjustments		31,700	34,290	34,290

Tangible fixed assets Adjustments		01.01.2004	31.12.2004	01.01.2005

Building revaluation	C	7,675	7,675	7,675
Increased amortization on buildings	C	—	(230)	(230)

Total adjustments		7,675	7,445	7,445

Goodwil and other assets with indefinite useful lifetimes Adjustments		01.01.2004	31.12.2004	01.01.2005

Reversal of goodwill amortization	L	—	1,595	1,595
Brandname reversal amortization	L	—	5,577	5,577

Total adjustments		—	7,172	7,172

Other intangible fixed assets Adjustments		01.01.2004	31.12.2004	01.01.2005

Reversal of capitalized financial charges	D	—	—	(198)
Reversal of capitalized securitization costs	B	(772)	(514)	(514)
Reversal of other capitalized costs	D	(2,348)	(1,990)	(1,990)

Total adjustments		(3,120)	(2,504)	(2,702)

Other current assets Adjustments		01.01.2004	31.12.2004	01.01.2005

Deferral of bond issue discount	E	—	—	(18)
Fair value valuation of derivative instruments	H	—	—	373

Total adjustments		—	—	355

Financial assets Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	(10,000)	(10,000)	(10,000)

Total adjustments		(10,000)	(10,000)	(10,000)

Other financial payables Adjustments		01.01.2004	31.12.2004	01.01.2005

SPE Consolidation - Securitization	B	31,700	40,290	40,290
Debenture loan	E	—	—	(58)

Total adjustments		31,700	40,290	40,232

Reconciliations details relative to the statements illustrating the effects of IFRS transition on the financial situation.

Trade payables Adjustments		01.01.2004	31.12.2004	01.01.2005

Flooring	G	233	351	351

Total adjustments		233	351	351

Funds relating to personnel Adjustments		01.01.2004	31.12.2004	01.01.2005

Adjustment of empl.severance indemnity actuarial values	F	(506)	(771)	(771)

Total adjustments		(506)	(771)	(771)

Other current liabilities Adjustments		01.01.2004	31.12.2004	01.01.2005

Interest Rate Swap Accrual	H	—	—	42

Total adjustments		—	—	42

Advance (prepaid) taxes Adjustments		01.01.2004	31.12.2004	01.01.2005

Reversal of other capitalized costs	I	1,162	933	933
Flooring	I	79	119	119
Interest Rate Swap Accrual	I	—	—	14

Total adjustments		1,241	1,052	1,066

Deferred taxes Adjustments		01.01.2004	31.12.2004	01.01.2005

Goodwill amortization reversal	I	—	(541)	(541)
Brandname amortization reversal	I	—	(2,077)	(2,077)
Building revaluation	I	(2,859)	(2,859)	(2,859)
Increased amortization on building	I	—	86	86
Valuation of derivative instruments	I	—	—	(123)
Adjustment of empl.severance indemnity actuarial values	I	(167)	(254)	(254)

Total adjustments		(3,026)	(5,645)	(5,768)

In addition, the preparation of the statements relative to the IFRS transition included the following primary reclassifications:

-	highlighting of goodwill and other intangible assets with indefinite lifetimes as identified by the Ducati Group in a separate line;
-

classification of advance/deferred taxes amongst non-current assets and liabilities, respectively, as required by IFRS; in the previous classification using Italian accounting principles, the advance/deferred taxes were broken down into current and non-current categories.

Effects of the transition to IFRS on the income statement of 2004

	Italian A.P. 31.12.2004	Reclassifications	IFRS Adjustments	IFRS	Notes

Revenue from sales and services	382,762		(19,403)	363,359	G-N	Net Revenues
Inventory changes for goods in progress and semi-finished & finished goods	(10,277)	10,277		—
Work performed for own purposes & capitalized	9,964	(9,964)		—
Other revenues and proceeds	34,764	(34,764)		—
		(276,876)	168	(276,708)	C-F-M	Cost of sales

Value of Production (Total Revenues)	417,213	(311,327)	(19,235)	86,651		Gross operating margin
Use of raw materials	(179,085)	179,085	—	—
Other operating costs	(141,381)	141,381	—	—
Provisions for allowance for doubtful accounts and write-downs	(1,176)	1,176	—	—
Allocations to provisions for risks and charges	(5,307)	5,307	—	—
Personnel cost	(51,180)	51,180
		30,810		30,810		Other operating revenues
		(112,471)	24,981	(87,490)	F-L-M-N	Distribution costs
		(20,561)	997	(19,564)	B-C-D-F-M	Overhead expenses
		(594)	(632)	(1,226)	D	Other operating costs

Gross Operating Margin (EBITDA)	39,084	(36,014)	6,111	9,181		Operating result
Amortization and write-downs of tangible and intangible fixed assets	(35,519)	35,519	—	—

Operating result (income)	3,565	(495)	6,111	9,181		Operating result (income)
Financial Proceeds	2,320			2,320		Financial proceeds
Financial Charges	(11,774)	(69)	1,007	(10,836)	F-G	Financial charges
Exchange rate gains & losses	4,690	—	—	4,690		Exchange rate gains & losses
Extraordinary proceeds	—	—	—	—
Extraordinary charges	(171)	171	—	—
Contingent tax liabilities from previous years	(393)	393	—	—

Pre-tax income and and third-party quota	(1,763)	—	7,118	5,355		Pre-tax income and and third-party quota
Income tax	(6,026)	—	(2,798)	(8,824)	I	Income tax

Pre-tax income	(7,789)	—	4,320	(3,469)
Income of the period pertaining to third parties	—	—	—	—

Result (net income) of the period	(7,789)	—	4,320	(3,469)		Result (net income) of the period
				(0,022)		Base income per share
				(0,0220)		Diluted income per share
				158,826,407		Shares outstanding

IAS 1 allows for the income statement items to be classified by nature or by destination. The Ducati Group has opted for the second alternative since the latter was considered more appropriate in supplying relevant information on company activities.

As a result, the preceding statement not only illustrates the economic effects of the transition to IFRS for the year closing on December 31st, 2004, but also includes the re-classifications which were implemented for the purposes of the transposition of the values by nature which have already been published to those classified by destination. The effects of the latter may be summarized as follows:

-

the following re-classifications were made to the cost of sales as well as to the consumption of raw materials, changes in inventory and work performed for own purposes: circa € 30 million in production personnel costs; circa €  23 million in amortizations relative to assets correlated with production; circa € 45 million for services correlated with production and primarily broken down into external manufacturing for € 35 million, external services for € 4 million and ordinary industrial maintenance for € 2 million, net of costs recovered of € 2.8 million.

-

commercial costs and general administrative expenses reduced by the € 45 million that was re-classified in the cost of sales include re-classifications of circa € 21 million for personnel costs and € 5 million for amortizations on tangible and intangible fixed assets in addition to the costs for services and provisions for funds.

In addition, although the IFRS do not specifically cover the classification of dealer incentives (essentially based on volume sold), these costs, totalling € 18,471 thousand and € 17,898 thousand respectively as of December 31st, 2005 and 2004, have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS.

Reconciliation of Net Income

	31.12.2004 € 000	Notes

Net result (income) according to Italian accounting principles	(7,789)
Revenue recognition	(1,505)	G
Property, plants and machinery	(230)	C
Intangible fixed assets and reversal of capitalized costs	7,787	B-D-L
Employee benefits	265	F
Financial charges	1,505	G
Stock Option	(557)	M
Other adjustments	(147)	G
Booking of deferred taxes	(2,798)	I

Net result (income) according to IFRS	(3,469)

Details on the statements illustrating the effects of the IFRS transition on the economic situation

Net Revenues Reclassifications		31.12.2004

Dealers incentive	N	(17,898)
Other commercial incentives	G	(506)
Flooring	G	(999)

Total adjustments		(19,403)

Cost of sales Adjustments		31.12.2004

Increased depreciation on buildings	C	(105)
Adjustment on actuarial values of empl. severance imdemn.	F	426
Booking of Stock Options	M	(153)

Total adjustments		168

Distribution costs Adjustments		31.12.2004

Dealers incentive		17,898
Reversal of goodwill amortization	L	1,595
Reversal of brandname amortization	L	5,577
Booking of Stock Options	M	(191)
Adjustment on actuarial values of empl. severance imdemn.	F	102

Total adjustments		24,981

General expenses (overhead) Adjustments		31.12.2004

Increased depreciation on buildings	C	(125)
Reversal of securitization amortization	B	258
Booking of Stock Options	M	(213)
Reversal of amortization of other capitalized costs	D	989
Adjustment on actuarial values of empl. severance imdemn.	F	88

Total adjustments		997

Other operating costs Adjustments		31.12.2004

Reversal of other capitalized costs	D	(632)

Total adjustments		(632)

Financial charges Adjustments		31.12.2004

Adjustment on actuarial values of empl. severance indemn.	F	(351)
Other commercial incentives	G	506
Flooring	G	852

Total adjustments		1,007

Net advance (deferred) taxes Reclassifications		31.12.2004

Reversal of goodwill amortization	I	(541)
Reversal of brandname amortization	I	(2,077)
Increased depreciation on buildings	I	47
Reversal of securitization amortizations	I	(96)
Reversal of other capitalized costs	I	235
Reversal of amortization of other capitalized costs	I	(368)
Increased depreciation on buildings		39
Adjustment on actuarial values of empl. severance indemn.	I	(87)
Recording of flooring	I	50

Total adjustments		(2,798)

Description of the main items reconciling Italian accounting principles and the IFRS

The paragraph below provides a description of the main differences between the Italian accounting principles and the IFRS which had an effect on the consolidated financial statements of the Ducati Group. The illustrated values are gross of any tax effects; the latter are summarized separately in the paragraph “Booking of advanced/deferred taxes”.

A.	Own shares (IAS 32)

According to Italian accounting principles, the Ducati Group books own shares as assets and records the relative value adjustments, as well as the gains and losses deriving from the transfer of the own shares, in the income statement.

According to the IFRS (IAS 32), own shares must be recorded as a write-down in shareholders’ equity and all movements relative to own shares must be recorded in the shareholders’ equity rather than in the income statement.

As previously mentioned, the Ducati Group has applied the IAS 32 as of January 1st, 2005; as a result, a reduction in shareholders’ equity equal to € 3,283 was recorded in the IFRS balance sheet of January 1st, 2005; the own shares were written off from the item “Current Assets and other available assets”.

B.	Scope of consolidation and transfer of receivables

The Ducati Group transfers a significant part of its trade receivables through a (“securitization”)  program as per Law 130/99; this is done by means of factoring operations (without recourse) for smaller sums.

The “securitization” operation involves the transfer (without recourse) of part of a client portfolio to a special purpose entity (henceforth, SPE) which is specifically created for this operation. The special purpose entity finances the acquisition of the receivables by issuing securities which it guarantees (in other words, securities whose repayment and interest flow depend on the cash flow generated by the portfolio of receivables). The issued securities are broken down into two classes with different characteristics in terms of degree of privilege and rating: the first is the  (senior) class and is placed on the market and is undersigned by the investors; the second is the (junior) class which is subordinate with respect to the senior class and is undersigned by the transferring party (Ducati Group). The degree of residual involvement which is maintained by the transferring party on the transferred receivables is therefore limited to the value of the junior securities which are undersigned.

In applying Italian accounting principles to receivables transferred without recourse both through securitization operations and by means of factoring operations the amounts due from the original debtors are written off at the time of the receivable transfers and are offset by the receivables that are due from the factoring company or from the special purpose entity (SPE), as per the securitization arrangements under Law 130/99. Payments received from the special purpose entity or from the factoring company are therefore debited to the bank balances by crediting the receivables to the former.

According to the IFRS:

-

the SIC 12 – Consolidation of a Special Purpose Entity, (“SPE”) states that a SPE may be consolidated when the relationship between the company and the SPE indicates that the latter is in fact controlled by the company itself; as a result, the SPE was consolidated in compliance with the provisions of SIC 12. The consolidation of the SPE essentially had the effect of restoring all securitization operations within the consolidated financial statements; in practice, the effect was of only writing off the receivables at the time of payment from the original debtor and not at the time of the transfer of the receivables to the SPE.

-

IAS 39 allows for the writing off of financial assets if and only if the risks and benefits linked to the ownership of the assets have been actually transferred: as a result, the receivables which were transferred without recourse to factoring companies along with all their risks and benefits have been written off at the time of the transfer, and therefore there is no difference between the Italian and IFRS accounting principles.

The effects of the adjustments relative to the “securitization” operation on shareholders’ equity and net income were not significant. In particular, note should be made of the reversal of initial capitalized costs in accordance with Italian accounting principles for the securitization operation, as well as the relative amortizations which were respectively equal to € 772 thousand and € 514 thousand on January 1st, 2004 and December 31st, 2004. The effect of this reversal on the 2004 income statement was positive and equal to € 258 thousand.

With regards to the capital asset structure, the restoration within the financial statements of the receivables which were subject to the securitization operation and which have not yet been paid by the original debtor created a significant increase in the balances of trade receivables and financial payables, and therefore a worsening of the net financial position. In particular due to the effect of the consolidation of the SPE trade receivables increased by € 31.7 million on January 1st, 2004 while on December 31st, 2004 they increased by € 34.29 million. On January 1st, 2004, financial payables were adjusted for € 31.7 million, while on December 31st, 2004 financial payables were adjusted for € 40.29 million and include € 34.29 million from the financial debt linked to the receivables that have not yet been collected from the original debtor, as well as € 6 million due to the effect of the consolidation of the financial liabilities of the SPE; the latter were offset by an increase in liquid funds for the SPE, totalling € 6 million.

In addition, the consolidation of the SPE involved the writing off of the Asset Backed Securities (“Junior Notes”) issued by the special purpose company and undersigned by the Ducati Group with an offset of liquid funds and available assets, totalling  € 10 million on January 1st, 2004 and on December 31st, 2004.

In essence, the consolidation of the SPE had the following effects on the balance sheet situation:

	01.01.2004 € 000	31.12.2004 € 000

Increased liquid funds and other available assets	10,000	16,000
Increased commercial receivables	31,700	34,290
Reversal of Junior notes	(10,000)	(10,000)
Increased financial payables	(31,700)	(40,290)
Reversal of capitalized costs	(772)	(514)

Total effect on net assets	(772)	(514)

C.	Tangible fixed assets (IAS 16)

According to Italian and IFRS accounting principles, the assets classified under the item “Property, Plants and Equipment” are normally valuated at cost which corresponds to the purchase or production cost.

During the transition to the IFRS, the Group has applied the exemption allowed by IFRS 1 by recording land and buildings at their fair value, as confirmed by the results of a special appraisal commissioned to an independent third party; this was considered the “deemed cost”.  The resulting booking involved an increase in the net value of € 7,675 thousand and € 7,445 thousand on January 1st, 2004 and December 31st, 2004, respectively, as well as greater amortizations on December 31st, 2004, totalling € 230 thousand.

D.	Intangible fixed assets (IAS 38)

In accordance with Italian accounting principles, the Group has capitalized certain costs (start-up and expansion costs, costs for stock market listings, capitalized financial charges) for which the IFRS require recognition in the income statement when incurred; the net book values of these intangible fixed assets on the date of transition (January 1st, 2004) are therefore written off and offset in shareholders’ equity. The effect of these adjustments on shareholders’ equity is therefore equal to € 2,348 thousand, € 1,990 thousand and € 198 thousand on January 1st, 2004, December 31st, 2004 and January 1st, 2005, respectively.  These adjustments also create a positive effect in the income statement of December 31st, 2004, totalling € 357 thousand due to minor amortizations on the intangible fixed assets in question and the elimination of capitalised costs.

The cancellation that was implemented during the IFRS transition pertains to two different typologies:

	-	costs capitalized in accordance with Italian accounting principles which do not have the characteristics required by IAS 38 for their capitalization (securitization, co-ownership)

	-	costs incurred for the financing included in the calculation of the “amortized cost” on January 1st, 2005.

E.	Financial instruments (IAS 32,39)

Financial liabilities and all locked-in financial assets are booked in accordance with ltalian accounting principles at their nominal value. In accordance with the IFRS, the financing and receivables which the Group holds for purposes of trading (financing and receivables originating during this activity) as well as securities purposely meant to be held until maturity and all financial assets for which there are no quotations in an active market and for which their fair value can not be reliably determined are measured if they have a pre-set maturity at their amortized cost by using the effective interest method. In cases where financial assets do not have a pre-set (fixed) maturity, they are valuated at purchase cost. Receivables with a maturity of over one year, or which are not interest-bearing or which accrue interest that is lower than market levels, are discounted by using market rates. The balance sheet effect of the adjustment only applicable for the balance sheet of January 1st, 2005 since that is the date when the Group began applying IAS 32 and IAS 39 is equal to an overall € 40 thousand net which was recorded as a provision to the IFRS conversion fund.

F.	Employee benefits (IAS 19)

With regards to benefits following the end of the employment relationship, the re-determination of the liability accruing with respect to employees for employee severance indemnity using an actuarial methodology yielded a positive effect on profits (losses) brought forward, totalling € 506 thousand and € 771 thousand on January 1st, 2004 and December 31st, 2004, respectively, as well as minor net costs on December 31st, 2004 for € 265 thousand (minor personnel costs for € 616 thousand and major financial charges for € 351 thousand). The Group uses the so-called “corridor” methodology for booking employee benefits.

G.	Flooring – Revenue recognition (IAS 18)

Revenues and other proceeds, costs and charges are recorded net of returns, discounts, allowances and rebates

Because flooring represents an incentive to dealers in terms of payment extensions, it is recorded in accordance with Italian accounting principles on an accruals basis and pro-quota amongst financial charges.

For the purposes of the IFRS, flooring  reduces sales and the determination of the amount is correlated with the revenues which have already been booked in the reference period. The booking of flooring for IFRS purposes resulted in the booking of increased payables totalling € 233 thousand and € 351 thousand on January 1st, 2004 and December 31st, 2004, respectively, as well as minor sales revenues on December 31st, 2004 for € 999 thousand and minor financial charges for € 852 thousand.

In addition, other commercial incentives have been re-classified for IFRS purposes, reducing revenues.

H.	Recording and valuation of derivatives (IAS 32,39)

In order to deal with exchange-rate and interest-rate fluctuations, the Ducati Group arranges derivative contracts to cover expected total orders and contracts to hedge the effect of these rate risks.

The IFRS define specific rules for the booking of these derivatives and differ from those required by Italian accounting principles. According to Italian accounting principles in the case of forward contracts that hedge the revenues from orders received the exchange rate on the date of the sales operation serves as the basis for determining the revenue from the sale. With regard to hedged sales taking place during the year, the adjustment deriving from the difference between the exchange rate on the hedge date and that on the transaction date is recorded in the statement of operations as a financial item. The financial elements intrinsic to forward contracts are also recorded on an accruals basis.

Although derivative contracts are considered hedges by the Ducati Group, they do not satisfy the conditions required by the IFRS for “hedge accounting”; as a result and in accordance with the IFRS, derivative contracts are booked at their “fair value”; changes in the latter are booked in the income statement.

The Ducati Group detains hedging instruments against exchange and interest rate risk for the periods in question. Since the international accounting principle of reference for these operations (IAS 39) is applied as of January 1st, 2005, an accounting system based on Italian accounting principles was maintained for the previous periods. The adjustment relative to the “fair value”, valuation of these operations equal to € 331 thousand net was directly recorded in shareholders’ equity on January 1st, 2005; in later periods, the adjustment to  “fair value” will be booked in the income statement.

I.	Booking of advance/deferred taxes

The re-classifications with respect to the data presented according to Italian accounting principles have been implemented for the purposes of adjusting the financial statement classification of advance/deferred taxes which are all considered medium to long-term to the IFRS.

The adjustments represent the fiscal effect on the previously cited IFRS adjustments and on other minor differences between the Italian and IFRS accounting principles in relation to the recognition of advance/deferred taxes in the financial statements.

These adjustments yield totals of net deferred taxes of  € 1,785 thousand, € 4,593 thousand and € 4,702 for January 1st, 2004, December 31st, 2004 and January 1st, 2005, with a negative effect on the income statement of December 31st, 2004 of € 2,798 thousand.

L.	Company Aggregation

The Group has decided to not retroactively apply IFRS 3 – Company Aggregation to aggregation operations which occurred before the transition date to the IFRS.

As required by IFRS 3 and effective as of January 1st, 2004, the income statement no longer includes the amortization quotas of intangible assets with an indefinite lifetime (goodwill, trademark and consolidation differences), thereby creating a total positive effect on the balance sheet of December 31st, 2004 and on the income statement of 2004 that totalled € 7,172 thousand.

M.	Stock Options

In accordance with Italian accounting principles and in reference to stock-based compensation, no obligation or cost is recognized in the income statement for compensation since the directors intend to implement the plans through share capital increases.

In compliance with IFRS 2 – Payments in shares, the total amount of the current value of the stock options on the date of allotment must be recorded in the income statement.  Changes in the fair value after the date of allotment do not have an effect on the initial valuation. The cost for the remuneration corresponding to the current value of the options is recognized amongst personnel costs by using the straight-line method in the period running between the allotment and expiration date, and is directly offset in shareholders’ equity.

It should be noted that the Group has adopted the temporary provisions laid out in IFRS 2 and has therefore applied the principle to all the stock option plans that were assigned after November 7th, 2002, and which have not yet matured on the date of effectiveness of the IFRS 2 (January 1st, 2005). As required by the temporary rules of the IFRS 2, no cost recognition is required for share-based compensation if the shares were allotted before November 7th, 2002.

The effect of the adoption of this IFRS principle has generated a greater cost that was equal to € 557 thousand for the year ending on December 31st, 2004. These costs were offset by an equal increase in shareholders’ equity, as required by the international accounting principle of reference.

N.	Dealer incentives

Dealer incentives are usually based on volume sold and, under Italian accounting standards, they are recorded as a cost of services received.

Although the IFRS do not specifically cover the classification of dealer incentives (usually based on volume sold), these costs have been classified as a reduction of revenues rather than as distribution costs, having regard for the approach taken by other companies operating in the automotive sector on the first-time adoption of IFRS. The effect of this adjustment was to reduce 2004 revenues and distribution costs by € 17,898 thousand.

for the Board of Directors
The Managing Director

Federico Minoli

Consolidated financial statements as of 31.12.05 - Attachment 1 (first part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 31/12/2003	Reclassifications	Increases	Decreases	Historical cost 31/12/2004	Net book value 31/12/2003	Net book value 31/12/2004

Buildings	23,785	8	0	0	23,793	17,945	17,322
Land	11,329	0	0	0	11,329	11,329	11,329
Leasehold improvements	2,705	96	977	0	3,778	2,055	2,559
Temporary constructions	9	0	2	0	11	0	0
Land and buildings	37,828	104	979	0	38,911	31,329	31,210

General plant	11,007	64	694	(52)	11,713	6,655	6,495
Specific plant	19,155	148	360	(4)	19,659	8,384	7,432
Furnaces	451	0	11	0	462	281	238
Robotised workstations	567	0	540	0	1,107	80	591
Plant and machinery	31,180	212	1,605	(56)	32,941	15,400	14,756

Miscellaneous equipment	50,303	(7)	5,214	(270)	55,240	21,426	17,307
Test instruments	3,720	(15)	275	(3)	3,977	941	696
Industrial and commercial equipment	54,023	(22)	5,489	(273)	59,217	22,367	18,003

Office equipment and machines	2,875	60	308	(12)	3,231	1,502	1,369
Electronic office machines	3,994	112	470	(37)	4,539	1,568	1,593
Licensed vehicles	1,482	(3)	273	(92)	1,660	487	375
Transport vehicles	427	(4)	33	(16)	440	192	186
National Display	1,572	(39)	51	0	1,584	945	857
Other assets	10,350	126	1,135	(157)	11,454	4,694	4,380

Construction in progress	628	(129)	294	0	793	628	793
Advances to suppliers of fixed assets	328	(278)	1,096	0	1,146	328	1,146
Advances for leasehold improvements	96	(96)	0	0	0	96	0
Construction in progress and advances	1,052	(503)	1,390	0	1,939	1,052	1,939

TOTAL	134,433	(83)	10,598	(486)	144,462	74,842	70,288

Net reclassifications include € (91) thousand relating to exchange fluctuations between 31/12/03 (opening balances) and the exchange rates current as of 31/12/04 for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 1 (second part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated depreciation 31/12/2003	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated depreciation 31/12/2004

Buildings	5,840	0	631	0	0	6,471
Land	0	0	0	0	0	0
Leasehold improvements	650	0	569			1,219
Temporary constructions	9	0	2	0	0	11
Land and buildings	6,499	0	1,202	0	0	7,701

General plant	4,352	0	902	0	(36)	5,218
Specific plant	10,771	0	1,460	0	(4)	12,227
Furnaces	170	0	54	0	0	224
Robotised workstations	487	0	29	0	0	516
Plant and machinery	15,780	0	2,445	0	(40)	18,185

Miscellaneous equipment	28,877	(6)	9,173	0	(111)	37,933
Test instruments	2,779	(11)	521	(5)	(3)	3,281
Industrial and commercial equipment	31,656	(17)	9,694	(5)	(114)	41,214

Office equipment and machines	1,373	(11)	518	(6)	(12)	1,862
Electronic office machines	2,426	(12)	572	(3)	(37)	2,946
Licensed vehicles	995	(2)	340	0	(48)	1,285
Transport vehicles	235	(2)	37	0	(16)	254
National Display	627	(31)	140	(9)	0	727
Other assets	5,656	(58)	1,607	(18)	(113)	7,074

Construction in progress	0	0	0	0	0	0
Advances to suppliers of fixed assets	0	0	0	0	0	0
Advances for leasehold improvements	0	0	0	0	0	0
Construction in progress and advances	0	0	0	0	0	0

TOTAL	59,591	(75)	14,948	(23)	(267)	74,174

Net reclassifications € (75) thousand relate to exchange fluctuations between 31/12/03
(opening balances) and the rates current as of 31/12/04

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 2 (first part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 31/12/2004	Reclassifications	Increases	Decreases	Historical cost 31/12/2005	Net book value 31/12/2004	Net book value 31/12/2005

Buildings	23,793	0	0	0	23,793	17,322	16,606
Land	11,329	0	103	0	11,432	11,329	11,432
Leasehold improvements	3,778	0	148	0	3,926	2,559	2,110
Temporary constructions	11	0	0	0	11	0	0
Land and buildings	38,911	0	251	0	39,162	31,210	30,148

General plant	11,713	170	282	(69)	12,096	6,495	6,200
Specific plant	19,659	463	2,342	0	22,464	7,432	9,413
Furnaces	462	0		0	462	238	183
Robotised workstations	1,107	193	105	(44)	1,361	591	826
Plant and machinery	32,941	826	2,729	(113)	36,383	14,756	16,622

Miscellaneous equipment	55,240	886	5,595	(221)	61,500	17,307	14,399
Test instruments	3,977	30	567	(1)	4,573	696	794
Industrial and commercial equipment	59,217	916	6,162	(222)	66,073	18,003	15,193

Office equipment and machines	3,231	73	142	(197)	3,249	1,369	1,044
Electronic office machines	4,539	72	283	(38)	4,856	1,593	1,291
Licensed vehicles	1,660	14	344	(98)	1,920	375	296
Transport vehicles	440	8	0	0	448	186	135
National Display	1,584	87	251	(161)	1,761	857	926
Other assets	11,454	254	1,020	(494)	12,234	4,380	3,692

Construction in progress	793	(701)	683	0	775	793	775
Advances to suppliers of fixed assets	1,146	(1,146)	126	0	126	1,146	126
Advances for leasehold improvements	0	0	0	0	0	0	0
Construction in progress and advances	1,939	(1,847)	809	0	901	1,939	901

TOTAL	144,462	149	10,971	(829)	154,753	70,288	66,556

Net reclassifications include € 225 thousand relating to exchange fluctuations between 31/12/04 (opening balances) and the exchange rates current as of 31/12/05 for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 2 (second part)

Consolidated property, plant and equipment are classified as follows together with the related movements during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated depreciation 31/12/2004	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated depreciation 31/12/2005

Buildings	6,471	0	716	0	0	7,187
Land	0	0	0	0	0	0
Leasehold improvements	1,219	0	597			1,816
Temporary constructions	11	0	0	0	0	11
Land and buildings	7,701	0	1,313	0	0	9,014

General plant	5,218	0	710	0	(32)	5,896
Specific plant	12,227	0	824	0	0	13,051
Furnaces	224	0	55	0	0	279
Robotised workstations	516	0	51	0	(32)	535
Plant and machinery	18,185	0	1,640	0	(64)	19,761

Miscellaneous equipment	37,933	7	9,322	0	(161)	47,101
Test instruments	3,281	30	468	0	0	3,779
Industrial and commercial equipment	41,214	37	9,790	0	(161)	50,880

Office equipment and machines	1,862	24	492	0	(173)	2,205
Electronic office machines	2,946	30	592	1	(4)	3,565
Licensed vehicles	1,285	6	400	6	(73)	1,624
Transport vehicles	254	4	54	1	0	313
National Display	727	82	25	1	0	835
Other assets	7,074	146	1,563	9	(250)	8,542

Construction in progress	0	0	0	0	0	0
Advances to suppliers of fixed assets	0	0	0	0	0	0
Advances for leasehold improvements	0	0	0	0	0	0
Construction in progress and advances	0	0	0	0	0	0

TOTAL	74,174	183	14,306	9	(475)	88,197

Net reclassifications € 183 thousand relate to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 3 (first part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 31/12/2003	Reclassifications	Increases	Decreases / writedowns	Historical cost 31/12/2004	Net book value 31/12/2003	Net book value 31/12/2004

Research and development	62,518	132	5,656	(26)	68,280	24,938	20,150
Research and development	62,518	132	5,656	(26)	68,280	24,938	20,150

Software	10,389	(142)	717	(2)	10,962	3,180	2,470
Patent rights	10,389	(142)	717	(2)	10,962	3,180	2,470

Advances to suppliers	2,717	0	449	(12)	3,154	2,717	3,154
Advances to R&D suppliers	4,021	(31)	8,430	(124)	12,296	4,021	12,296
Assets in progress and advances	6,738	(31)	8,879	(136)	15,450	6,738	15,450

Listing expenses	9,419	0	0	0	9,419	428	0
Original borrowing capacity	3,405	0	0	0	3,405	266	198
Other	12,824	0	0	0	12,824	694	198

TOTAL	92,469	(41)	15,252	(164)	107,516	35,550	38,268

Net reclassifications include € (142) thousand relating to exchange fluctuations between 31/12/03
(opening balances) and the rates current as of 31/12/04

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 3 (second part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated amortisation 31/12/2003	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated amortisation 31/12/2004

Research and development	37,580	77	10,473	0	0	48,130
Research and development	37,580	77	10,473	0	0	48,130

Software	7,209	(115)	1,412	(12)	(2)	8,492
Patent rights	7,209	(115)	1,412	(12)	(2)	8,492

Advances to suppliers	0	0	0	0	0	0
Advances to R&D suppliers	0	0	0	0	0	0
Assets in progress and advances	0	0	0	0	0	0

Listing expenses	8,991	0	428	0	0	9,419
Original borrowing capacity	3,139	(1)	69	0	0	3,207
Other	12,130	(1)	497	0	0	12,626

TOTAL	56,919	(39)	12,382	(12)	(2)	69,248

Net reclassifications include € (115) thousand relating to exchange fluctuations between 31/12/03
(opening balances) and the rates current as of 31/12/04

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 4 (first part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Historical cost 31/12/2004	Reclassifications	Increases	Decreases / writedowns	Historical cost 31/12/2005	Net book value 31/12/2004	Net book value 31/12/2005

Research and development	68,280	3,095	6,119	(7,063)	70,431	20,150	14,368
Research and development	68,280	3,095	6,119	(7,063)	70,431	20,150	14,368

Software	10,962	3,443	503	0	14,908	2,470	4,301
Patent rights	10,962	3,443	503	0	14,908	2,470	4,301

Advances to suppliers	3,154	(3,163)	359	(85)	265	3,154	265
Advances to R&D suppliers	12,296	(3,096)	13,738	(2,207)	20,731	12,296	20,731
Assets in progress and advances	15,450	(6,259)	14,097	(2,292)	20,996	15,450	20,996

Original borrowing capacity	3,405	0	0	(198)	3,207	198	0
Other	3,405	0	0	(198)	3,207	198	0

TOTAL	98,097	279	20,719	(9,553)	109,542	38,268	39,665

Net reclassifications € 279 thousand relate to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

Consolidated financial statements as of 31.12.05 - Attachment 4 (second part)

Changes in other intangible assets during the year:
(Amounts in €/000)

Balance sheet category/caption	Accumulated amortisation 31/12/2004	Reclassifications	Increases	Exchange adjustments	Decreases	Accumulated amortisation 31/12/2005

Research and development	48,130	5	7,928	0	0	56,063
Research and development	48,130	5	7,928	0	0	56,063

Software	8,492	247	1,860	8	0	10,607
Patent rights	8,492	247	1,860	8	0	10,607

Advances to suppliers	0	0	0	0	0	0
Advances to R&D suppliers	0	0	0	0	0	0
Assets in progress and advances	0	0	0	0	0	0

Original borrowing capacity	3,207	0	0	0	0	3,207
Other	3,207	0	0	0	0	3,207

TOTAL	59,829	252	9,788	8	0	69,877

Net reclassifications include € 248 thousand relating to exchange fluctuations between 31/12/04
(opening balances) and the rates current as of 31/12/05

for the Board of Directors
The Managing Director

(Federico Minoli)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: april 5th, 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations